Filed Pursuant to Rule 424(b)(3)

Registration No. 333-292737

Proxy Statement/Prospectus Supplement No. 1

(to the Proxy Statement/Prospectus dated February 17, 2026)

SUPPLEMENT TO

PROXY STATEMENT FOR SPECIAL MEETING
OF SHAREHOLDERS OF
DMY SQUARED TECHNOLOGY GROUP, INC.

PROSPECTUS FOR UP TO
24,166,557 CLASS A ORDINARY SHARES, UP TO 19,953,321 CLASS B ORDINARY SHARES, 6,044,160
WARRANTS, UP TO 19,953,321 CLASS A ORDINARY SHARES ISSUABLE UPON THE CONVERSION
OF SUCH CLASS B ORDINARY SHARES, AND 6,044,160 CLASS A ORDINARY SHARES ISSUABLE
UPON THE EXERCISE OF SUCH WARRANTS, IN EACH CASE,
OF

HORIZON QUANTUM HOLDINGS LTD.

In connection with the proposed business combination among dMY Squared Technology Group, Inc., a Massachusetts corporation (“DMY”), Horizon Quantum Holdings Ltd. (formerly known as Horizon Quantum Holdings Pte. Ltd. and Rose Holdco Pte. Ltd.) (Company Registration No.: 202537774K), a Singapore public company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd. (Company Registration No.: 202537790M), a Singapore private company limited by shares and a wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”) and Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private company limited by shares (“Horizon”), Holdco and Horizon filed a registration statement on Form F-4 (File No. 333-292737) (as amended, the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (“SEC”) on February 17, 2026. Also on February 17, 2026, DMY, Holdco, and Horizon each filed a definitive proxy statement/prospectus (as supplemented hereby and as may be further supplemented, the “Proxy Statement/Prospectus”), which is both a proxy statement relating to the special meeting of DMY’s shareholders to approve the proposed business combination and a prospectus of Holdco relating to the securities to be issued in connection with the proposed business combination. This Supplement No. 1, dated March 6, 2026 (this “Supplement”), updates and supplements the Proxy Statement/Prospectus.

This purpose of this Supplement is to update and supplement certain information contained in the Proxy Statement/Prospectus to reflect recent developments that occurred after the date of the Proxy Statement/Prospectus. Except as otherwise set forth below, the information set forth in the Proxy Statement/Prospectus remains unchanged. All paragraph and section references used herein refer to the Proxy Statement/Prospectus before any additions or deletions resulting from the revised disclosures, and capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Proxy Statement/Prospectus.

This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto. Any information in the Proxy Statement/Prospectus that is modified or superseded by the information in this Supplement shall not be deemed to constitute a part of the Proxy Statement/Prospectus except as modified or superseded by this Supplement. This Supplement should be read in conjunction with the Proxy Statement/Prospectus and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes and exhibits before voting your DMY Common Stock. Please pay particular attention to the section entitled “Risk Factors” beginning on page 54 in the Proxy Statement/Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BUSINESS COMBINATION (AS DEFINED IN THE PROXY STATEMENT/PROSPECTUS) OR THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Supplement to the Proxy Statement/Prospectus is dated March 6, 2026.

RECENT DEVELOPMENTS

Update to Estimated Redemption Price

As of March 4, 2026, the approximate Redemption Price per Public Share is $11.81.

Additional PIPE Investment; Reduction Right

On December 4, 2025, DMY, Holdco, and Horizon entered into Subscription Agreements (the “PIPE Subscription Agreements”) with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Investors”) whereby Holdco agreed to issue and sell, and the PIPE Investors agreed to subscribe for and purchase an aggregate of $110,412,500 of Holdco Class A Ordinary Shares (the “PIPE Shares”), at a per share price equal to the Redemption Price.

On March 6, 2026, DMY, Holdco, and Horizon entered into additional Subscription Agreements with additional PIPE Investors, pursuant to which Holdco has agreed to issue and sell, and the additional PIPE Investors agreed to subscribe for and purchase an additional $1,450,000 of PIPE Shares, at a per share price equal to the Redemption Price. The additional PIPE Investment includes a $1,000,000 investment by Penchant Family Holdings LLC, an entity controlled by Penchant Holdings, Inc., its Managing Member, of which Danielle Lambert serves as its President. Ms. Lambert is a director nominee of Holdco. As of the date of this Supplement, the aggregate amount of the PIPE Investment is $111,862,500.

Further, on March 6, 2026, DMY, Holdco and Horizon offered to each PIPE Investor the option to elect to satisfy their PIPE Investment by purchasing Open-Market Purchase Shares (as defined below) no later than one (1) Business Day prior to the redemption deadline for the Special Meeting, which purchases would reduce the number of PIPE Shares that such PIPE Investor is obligated to purchase pursuant to the Subscription Agreement on a one-for-one basis (the “Reduction Right”). “Open-Market Purchase Shares” means DMY Class A Shares purchased by the PIPE Investor for its own account pursuant to open-market transactions with third parties at a per share price less than the Redemption Price.

The Reduction Right is subject to the PIPE Investor agreeing (i) not to sell or otherwise transfer such Open-Market Purchase Shares prior to the consummation of the Business Combination, (ii) not to vote any Open-Market Purchase Shares in favor of approving the Business Combination and instead submit a proxy abstaining from voting thereon, and (iii) to the extent it has the right to have any of its Open-Market Purchase Shares redeemed for cash in connection with the consummation of the Business Combination, not to exercise any such redemption rights (collectively, the “Open-Market Purchase Reduction Conditions”). Any PIPE Investor who exercises the Reduction Right will be required to deliver a certificate to DMY, Holdco and Horizon no later than one Business Days prior to the Redemption Deadline certifying that such PIPE Investor has and will comply with the Open-Market Purchase Reduction Conditions, among other things. The terms of the Reduction Right are set forth in an Amendment to the PIPE Subscription Agreement, a form of which is included as Annex A-1 to this Supplement.

Additional SAFE Financing

On January 16, 2026, Horizon entered into an additional SAFE agreement for $500,000. As of the date of this Supplement, the total SAFE financing is $8,384,000.

As a result of the additional SAFE financing entered into, pursuant to the Business Combination Agreement, the Aggregate Amalgamation Consideration estimated for purposes of calculations in this Supplement has increased by $500,000 to $508,384,000.

Additional Grants of Horizon Options

Since the effective date of the Registration Statement, Horizon has issued a further 197,000 Horizon Options to new employees with the consent of DMY pursuant to the terms of the Business Combination Agreement.

Appointment of New Holdco General Counsel and Execution of Chief Financial Officer Employment Agreement

Horizon and Holdco entered into an employment agreement with Catherine Fitzsimons, dated as of February 28, 2026, in connection with her appointment as Holdco’s General Counsel, on substantially the terms as set forth in the form of Employment Agreement included as Annex A-1 to this Supplement. Ms. Fitzsimons is expected to begin work at Holdco on May 11, 2026. Ms. Fitzsimons is the sister of Horizon’s and Holdco’s Chief Executive Officer and Chairman, Joseph Fitzsimons.

Holdco entered into an employment agreement with Greg Gould as Holdco’s Chief Financial Officer on March 5, 2026, on substantially the terms as set forth in the form of Employment Agreement included as Annex A-2 to this Supplement.

Incremental SPAC Transaction Expenses

As of the date of this Supplement, the Sponsor has advanced to the SPAC an aggregate of approximately $2,600,000, which will be reimbursed at the Closing. Additionally, as previously disclosed, DMY agreed to pay the Sponsor $10,000 per month for office space, secretarial and administrative support services provided to members of the DMY management team; as of the date of this Supplement, an aggregate of $330,000 of accrued administrative services fees are owed to the Sponsor.

Holdco Granted Waiver of the Application of the Singapore Code on Take-overs and Mergers

On January 26, 2026, Holdco submitted an application for a waiver from the Singapore Code on Take-overs and Mergers (the “Singapore Take-over Code”) so that the Singapore Take-Over Code will not apply to Holdco for so long as Holdco is not listed on a securities exchange in Singapore. On February 27, 2026, the Securities Industry Council of Singapore waived application of the provisions of the Singapore Take-over Code in respect of Holdco subject to certain exceptions (the “Waiver”).

Pursuant to the Waiver, Holdco is exempted from application of the provisions of the Singapore Take-over Code, except in the case of a “tender offer” (within the meaning of U.S. securities laws) where the Tier 1 exemption set forth in Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended is available and the offeror relies on such exemption to avoid full compliance with applicable rules and regulations regarding tender offers in the U.S..

In connection with the application for the Waiver, the director of Holdco at the time had submitted to the Securities Industry Council of Singapore a written confirmation to the effect that Holdco believes that the application of the U.S. regulatory regime (without concurrent regulation by the Singapore Take-Over Code) would be appropriate and is therefore of the view that it is in the interests of Holdco that the Waiver be obtained.

UPDATES TO PROXY STATEMENT/PROSPECTUS COVER PAGE

The following updates and amends the fourth, eighth, ninth, twentieth, twenty-second and twenty-seventh paragraphs on the cover page to the Proxy Statement/Prospectus by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example: ~~text with strikethrough~~), as set forth below:

The “Aggregate Amalgamation Consideration”, being the aggregate number of new Holdco Ordinary Shares to be issued to the holders of Horizon’s capital stock (the “Horizon Shareholders”) and holders of SAFEs in connection with the Amalgamation, will be a number of Holdco Ordinary Shares determined by dividing (a) the sum of (i) $503,000,000 (which reflects $3,000,000 of SAFE financing raised prior to the execution of the Business Combination Agreement) plus (ii) the aggregate amount of any Horizon Pre-Closing Financing (of which $~~4,884,000~~ $5,384,000 has been raised as of the date of this ~~proxy statement/prospectus~~ Supplement, including $500,000 invested by Harry You, the Chairman, Chief Executive Officer and Chief Financial Officer of DMY and affiliate of the Sponsor), by (b) the per share price at which each Public Share (as defined below) may be redeemed in connection with the Business Combination (the “Redemption Price”). The “Exchange Ratio” is the number of Holdco Ordinary Shares to be issued in exchange for issued and outstanding Horizon capital stock upon the Amalgamation, and is equal to the quotient obtained by dividing (x) the Aggregate Amalgamation Consideration by (y) the Fully Diluted Horizon Capitalization. The “Fully-Diluted Horizon Capitalization” means the sum, without duplication of (i) the aggregate number of Horizon Ordinary Shares issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (ii) the aggregate number of seed convertible preference shares of Horizon (“Horizon Seed Preference Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iii) the aggregate number of seed plus convertible preference shares of Horizon (“Horizon Seed Plus Preference Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iv) the aggregate number of Series A convertible preference shares of Horizon (“Horizon Series A Preference Shares”, and together with the Horizon Seed Preference Shares and Horizon Seed Plus Preference Shares, the “Horizon Preference Shares”, and together with the Horizon Ordinary Shares, the “Horizon Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (v) the aggregate number of Horizon Shares (on an as-converted basis) issuable upon the conversion of SAFEs that have not terminated or expired as of immediately prior to the effective time of the Amalgamation, plus (vi) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the exercise of Horizon Options that are issued and outstanding and vested as of immediately prior to the effective time of the Amalgamation, treating such outstanding and vested Horizon Options as having been exercised in full (calculated using the treasury stock method of accounting), plus (vii) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the Horizon Pre-Closing Financing. Accordingly, assuming that the Fully Diluted Horizon Capitalization on the Closing Date is ~~17,576,557~~ 17,682,831 shares and that the Redemption Price is approximately $11.74, which is estimated using an assumed Closing Date of December 31, 2025, the estimated Exchange Ratio is approximately ~~2.46~~2.45 Holdco Ordinary Shares for every Horizon Ordinary Share (the “Estimated Exchange Ratio”).

The Business Combination Agreement requires DMY, Horizon, and Holdco to use their reasonable best efforts to enter into mutually agreed subscription agreements with accredited investors, pursuant to which such investors will agree, subject to the terms and conditions set forth therein, to subscribe for and purchase, at the Closing, Holdco Class A Ordinary Shares at a purchase price equal to the Redemption Price (the “PIPE Investment”). Accordingly, on December 4, 2025 and March 6, 2026, DMY, Holdco, and Horizon entered into Subscription Agreements (the “PIPE Subscription Agreements”) with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Investors”). Pursuant to the PIPE Subscription Agreements, Holdco has agreed to issue and sell, and the PIPE Investors agreed to subscribe for and purchase, in a private placement, an aggregate of $~~110,412,500~~ $111,862,500 of Holdco Class A Ordinary Shares (the “PIPE Shares”), at a per share price equal to the Redemption Price. The PIPE Investment includes a $1,000,000 investment by Penchant Family Holdings LLC, an entity controlled by Penchant Holdings, Inc., its Managing Member, of which Danielle Lambert serves as its President. Ms. Lambert is a director nominee of Holdco. Pursuant to the PIPE Subscription Agreements, Holdco has also agreed to file with the SEC (at Holdco’s sole cost and expense), within 15 business days after the consummation of the PIPE Investment (such deadline subject to extension in the event of SEC closures or the unavailability of required financial statements), a registration statement registering the resale of the PIPE Shares, and to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. The PIPE Investment is expected to close substantially concurrently with the closing of the Business Combination, subject to the satisfaction of certain closing conditions, including: (i) that after giving effect to the issuance of the aggregate number of PIPE Shares pursuant to the PIPE Investment and the Closing of the Business Combination, no fewer than 10,000,000 Holdco Class A Ordinary Shares will be issued and outstanding, and all such issued and outstanding shares will have been issued prior to or contemporaneously with the consummation of the PIPE Investment, (ii) that the Holdco Class A Ordinary Shares have been approved for listing on the Stock Exchange, (iii) that there will have been no amendment, modification, or waiver of the Business Combination Agreement that would be reasonably expected to materially and adversely affect the economic benefits that the PIPE Investors would reasonably expect to receive under the PIPE Subscription Agreement, and (iv) the accuracy of the representations and warranties made by the parties, subject to customary bring-down standards, and the material performance by the parties of their covenants, and other customary closing conditions. Conditions (i) through (iii) above are for the benefit of the PIPE Investors and are subject to waiver by each PIPE Investor, individually. Condition (iv) above is for the benefit of both Holdco and PIPE Investors and is subject to waiver Holdco and each respective PIPE Investor. The form of PIPE Subscription Agreement is attached to the accompanying proxy statement/prospectus as Annex I. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — PIPE Subscription Agreements.”

Further, the Business Combination Agreement provides that DMY and Horizon may upon mutual determination, seek one or more additional financing commitments (the “Additional Financing”) in the form of (x) SAFEs or any other form of equity financing of Horizon, which financing closes and is funded to Horizon prior to the Closing (the “Horizon Pre-Closing Financing”), (y) backstops against redemptions by Public Shareholders or non-redemption agreements with Public Shareholders, or (z) equity or equity-linked financing of Holdco or DMY, which closes concurrently with the Closing. Horizon has raised Horizon Pre-Closing Financing through the sale of additional SAFEs. Prior to the execution of the Business Combination Agreement, Horizon entered into SAFE agreements with an aggregate principal amount of $3,000,000. In addition, as of the date of this ~~proxy statement/prospectus~~ Supplement, Horizon has entered into additional SAFE agreements for $~~4,884,000~~ $5,384,000, including a $500,000 SAFE between Horizon and Harry You, DMY’s Chairman, Chief Executive Officer, and Chief Financial Officer and an affiliate of the Sponsor. The form of SAFE is attached to the accompanying proxy statement/prospectus as Annex K. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — SAFEs.”

Immediately following the Closing, assuming the redemption of no additional Public Shares, (the “No Additional Redemptions Scenario”), using an Estimated Exchange Ratio of approximately ~~2.46~~2.45 (based on a Redemption Price of $11.74 as of December 31, 2025), and without giving effect to any dilutive instruments, such as the exercise of the Holdco Options or Holdco Warrants, it is expected that (i) Public Shareholders will own approximately 4.3% of the Holdco Ordinary Shares outstanding and approximately 2.5% of the voting power of outstanding Holdco Ordinary Shares, (ii) Harry You will own, directly and indirectly through the Sponsor, approximately 2.3% of the Holdco Ordinary Shares outstanding at that time (which includes 1,163,484 Founder Shares and ~~49,783~~ 49,820 Holdco Ordinary Shares issuable in respect of Mr. You’s $500,000 SAFE investment in Horizon, but does not include the 2,884,660 Holdco Ordinary Shares issuable upon the exercise of Holdco Private Warrants held by the Sponsor) and approximately 1.3% of the voting power of outstanding Holdco Ordinary Shares, (iii) other Holders of Founder Shares will own less than one percent of the Holdco Ordinary Shares outstanding at that time and less than one percent of the voting power of outstanding Holdco Ordinary Shares, (iv) PIPE Investors will own approximately ~~17.6~~ 17.8% of the outstanding Holdco Ordinary Shares and approximately ~~10.1~~ 10.2% of the voting power of the outstanding Holdco Ordinary Shares, (v) the Horizon Founder will own approximately ~~37.3~~ 37.1% of the Holdco Ordinary Shares outstanding and approximately ~~64.1~~ 63.9% of the voting power of outstanding Holdco Ordinary Shares, (vi) Horizon Shareholders (other than the Horizon Founder and Harry You) will own approximately ~~37.8~~37.7% of the Holdco Ordinary Shares outstanding and approximately ~~21.6~~ 21.6% of the voting power of outstanding Holdco Ordinary Shares. The Public Shareholders currently own approximately 59.6% of the issued and outstanding shares of DMY Common Stock prior to the Business Combination. Accordingly, Public Shareholders, as a group, will experience immediate dilution as a consequence of the Business Combination. As redemptions increase, the overall percentage ownership and voting percentage held by the Sponsor, other Holders of Founder Shares, PIPE Investors, and Horizon Shareholders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. If the amount of PIPE Investment or Additional Financing is greater than the assumptions above, such financing would further increase dilution to Public Shareholders. For more information on the percentage of the issued and outstanding Holdco Ordinary Shares immediately following the Closing that are expected to be held by securityholders, in various redemptions scenarios, see “Questions and Answers About the Business Combination — What equity stake will current DMY Shareholders and Horizon Shareholders hold in Holdco immediately after the Closing?” and for more information about dilution to Public Shareholders, see “Dilution.”

DMY’s independent directors do not hold shares of DMY Common Stock and are not members of the Sponsor. DMY’s independent directors will each receive $100,000 of cash compensation for their service as directors of DMY, payable upon the earlier of the Closing or DMY’s liquidation. None of the funds in the Trust Account will be used to compensate our directors. The Sponsor and DMY’s officers and directors will also be reimbursed for loans, advances, and out-of-pocket expenses incurred by them related to identifying, negotiating, investigating and completing the Business Combination. Harry You has loaned $1,191,667 to DMY pursuant to the Extension Note (as defined below), which amounts were used to make contributions to the Trust Account required in connection with monthly extensions of DMY’s liquidation date. An aggregate of approximately $~~2,300,000~~ $2,600,000 of other loans, advances, or out-of-pocket expenses are outstanding as of the date of this ~~proxy statement/prospectus~~ Supplement. In addition, DMY has agreed to pay the Sponsor $10,000 per month for office space, secretarial and administrative support services provided to members of the DMY management team, of which an aggregate of $~~280,000~~ $330,000 of accrued administrative services fees are owed to the Sponsor as of the date of this proxy statement/prospectus Supplement. Additionally, the Sponsor and DMY’s officers and directors will be entitled to continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

On December 15, 2025, DMY’s shareholders approved a further amendment to the DMY Articles to extend the date by which DMY has to consummate its initial business combination (the “Second Extension”), from December 29, 2025 to January 29, 2026 and to allow DMY, without another shareholder vote, by resolution of the DMY Board, to elect to further extend such date up to five times for an additional one month each time, until up to June 29, 2026 (such time period, the “Combination Period”). No further Contributions are required in connection with the Second Extension. In connection with the shareholder approval of the extension, an aggregate of 12,599 Public Shares were redeemed for an aggregate of approximately $147,778, representing approximately 0.5% of the Public Shares then outstanding. As of the date of this ~~proxy statement/prospectus~~ Supplement, the DMY Board has extended the Combination Period, monthly, through ~~February 28~~ March 29, 2026.

UPDATES TO QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING

The following amends and supplements the questions and answers set forth below in the section of the Proxy Statement/Prospectus entitled “Questions and Answers About the Business Combination and the Special Meeting” by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example:  ~~text with strikethrough~~), as set forth below:

Q: Why is DMY proposing the Business Combination?

A: DMY was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.

DMY completed DMY’s IPO of 6,319,000 DMY Units (including the underwriters’ partial exercise of their over-allotment option) in October 2022, at a price of $10.00 per DMY Unit, generating gross proceeds of $63,190,000. Simultaneously with the completion of the DMY IPO, the Sponsor purchased an aggregate of 2,884,660 DMY Private Warrants for $1.00 per warrant, or an aggregate of $2,884,660. In connection with the DMY IPO, the Sponsor extended overfunding loans to DMY in an aggregate amount of $947,850, equal to $0.15 per DMY Unit sold in the DMY IPO (the “Overfunding Loans”), which were evidenced by a promissory note dated October 11, 2022 (the “Overfunding Loans Note”). An aggregate of $64,137,850 of the net proceeds of the DMY IPO, private placement, and Overfunding Loans was placed into the Trust Account. DMY initially had 15 months from the closing of the DMY IPO, or until January 4, 2024, to complete its initial business combination. On January 2, 2024, DMY’s shareholders approved an amendment to the DMY Articles to extend the date by which DMY has to consummate its initial business combination (the “First Extension”), from January 4, 2024 to January 29, 2024 and to allow DMY, without another shareholder vote, by resolution of the DMY Board, to elect to further extend such date up to twenty-three times for an additional one month each time, until up to December 29, 2025, only if the Sponsor or its designee would deposit into the Trust Account as a loan, (i) on or before January 4, 2024, with respect to the initial extension, an amount of $41,667, and (ii) one business day following the public announcement by DMY disclosing that the DMY Board has determined to implement an additional monthly extension, with respect to each such additional extension, an amount of $50,000. In connection with the shareholder approval of the extension, an aggregate of 3,980,414 Public Shares were redeemed for an aggregate of approximately $42.0 million, representing redemptions of approximately 63% of the Public Shares. The DMY Board elected to use all twenty-three extensions and, accordingly, Mr. You made an aggregate of $1,191,667 of Contributions pursuant to the Extension Note.

On December 15, 2025, DMY’s shareholders approved a further amendment to the DMY Articles to extend the date by which DMY has to consummate its initial business combination (the “Second Extension”), from December 29, 2025 to January 29, 2026 and to allow DMY, without another shareholder vote, by resolution of the DMY Board, to elect to further extend such date up to five times for an additional one month each time, until up to June 29, 2026 (such time period, the “Combination Period”). No further Contributions are required in connection with the Second Extension. In connection with the shareholder approval of the extension, an aggregate of 12,599 Public Shares were redeemed for an aggregate of approximately $147,778, representing approximately 0.5% of the Public Shares then outstanding. As of the date of this ~~proxy statement/prospectus~~ Supplement, the DMY Board has extended the Combination Period, monthly, through ~~February 28~~ March 29, 2026. Since the DMY IPO, DMY’s activity has been limited to the evaluation of business combination target companies.

Horizon is in the business of developing operating systems software and software development tools for quantum computing and related services. The DMY Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including the DMY Board’s review of the results of the due diligence conducted by DMY management and its advisors. As a result, the DMY Board concluded that the Business Combination with Horizon would present a unique business combination opportunity and is in the best interests of DMY and its shareholders. The DMY Board also considered certain potentially material negative factors as well as certain potential conflicts of interest in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “Proposal No. 1 — The Business Combination Proposal — The DMY Board’s Reasons for the Approval of the Business Combination,” as well as in the section entitled “Risk Factors”.

Q: What are the reasons for the structure and timing of the Business Combination and related financing?

A: DMY was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Following the completion of DMY’s IPO, at the direction of the DMY Board, DMY’s management and directors commenced a search for potential business combination targets, leveraging the prior experience and network of DMY’s management and directors. DMY’s management team and the DMY Board considered and analyzed approximately 50 potential acquisition targets other than Horizon, each of which had enterprise values between $500 million and $2 billion. Of those, DMY considered six in greater detail, and entered into non-disclosure agreements with them, which contained customary terms regarding protections of confidentiality but did not impose conditions of exclusivity or other similarly restrictive provisions or standstills. Two such businesses were quantum computing businesses, one was a quantum software business, one was in the logistics industry, one was an entertainment company, and one was a rare earth company. DMY ultimately did not progress its discussions with the other potential target businesses for a variety of reasons, including that DMY did not think their growth trajectory was compelling enough, could not come to terms on valuation, or the target decided to remain private.

DMY was initially introduced to Horizon in December 2024 by Niccolo de Masi, then Co-CEO of DMY. Mr. de Masi had previously connected with the Horizon Founder years prior regarding another SPAC. In January 2025, DMY’s management team started considering Horizon as a potential target candidate due to its business prospects, including its ability to become an industry leader in quantum software, as well as the valuation and the likelihood of successfully consummating a transaction. On January 7, 2025, members of the DMY management team engaged in preliminary discussions with Dr. Fitzsimons of Horizon regarding a potential business combination. However, until the execution of the letter of intent on February 13, 2025, there was no agreement, arrangement, or understanding between Horizon and DMY, Sponsor, or any of DMY’s management team to enter into a business combination with DMY, and no agreement, arrangement, or understanding between DMY and DMY’s management or Sponsor with respect to determining whether to explore a potential business combination with Horizon or to proceed with the Business Combination. The terms of the Business Combination Agreement are the result of extensive negotiations between the representatives of DMY and Horizon, each in consultation with its advisors, which occurred between January 2025 and September 2025.

DMY and Horizon have pursued financing, including the PIPE Investment and Additional Financing, in order to provide additional capital to fund Horizon’s operations after the Business Combination is completed. Horizon entered into a $3 million SAFE prior to the execution of the Business Combination Agreement. In addition, as of the date of this proxy statement/prospectus, Horizon has entered into additional agreements for $~~4,884,000~~ $5,384,000 of SAFE financing. Furthermore, pursuant to the PIPE Subscription Agreements, the PIPE Investors have agreed to purchase an aggregate of $~~110,412,500~~ 111,862,500 of PIPE Shares. The terms of the PIPE Subscription Agreements are the result of negotiations between DMY and Horizon, on the one hand, and the PIPE Investors, on the other hand, each in consultation with its advisors, which occurred between October 2025 and December 2025.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination, the PIPE Investment, and Additional Financing are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. The PIPE Investment and Additional Financing are expected to strengthen Holdco’s balance sheet to support its operations and the execution of its strategy, and will reduce Holdco’s need to seek additional financing following the Closing, benefiting all stakeholders. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly and the deadline for DMY to complete an initial business combination pursuant to the DMY Articles.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”

Q: What will Horizon Shareholders receive in the Business Combination?

A: At the effective time of the Amalgamation, (i) each SAFE that has not been terminated or expired, pursuant to its terms, will be canceled and automatically deemed for all purposes to represent the right to receive a number of Holdco Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon shares (on an as-converted basis) subject to such SAFE, (ii) each issued and outstanding Horizon Ordinary Share (after taking into account the Horizon Preference Share Conversion and including any Horizon Ordinary Shares issued in any Horizon Pre-Closing Financing) will be automatically converted into the right to receive a number of Holdco Ordinary Shares equal to the Exchange Ratio, on the terms and subject to the conditions of the Business Combination Agreement; provided that Horizon Ordinary Shares held by the Horizon Founder will be converted into Holdco Class B Ordinary Shares, and the Horizon Ordinary Shares held by each other shareholder of Horizon will be converted into Holdco Class A Ordinary Shares. Additionally, at the effective time of the Amalgamation, each outstanding and unexercised Horizon Option will become a Holdco Option containing the same terms, conditions, vesting and other provisions as are currently applicable to such Horizon Options, provided that each Holdco Option will be exercisable for the number of Holdco Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon ordinary shares subject to the Horizon Option as of immediately prior to the effective time of the Amalgamation, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Horizon Option divided by the Exchange Ratio, rounded up to the nearest whole cent.

The Aggregate Amalgamation Consideration will be determined by dividing (a) the sum of (i) $503,000,000 (which reflects $3,000,000 of SAFE financing raised prior to the execution of the Business Combination Agreement) plus (ii) the aggregate amount of any Horizon Pre-Closing Financing (of which $~~4,884,000~~ $5,384,000 has been raised as of the date of this ~~proxy statement/prospectus~~ Supplement, including $500,000 invested by Harry You, the Chairman, Chief Executive Officer and Chief Financial Officer of DMY and affiliate of the Sponsor), by (b) the Redemption Price. The Exchange Ratio is the number of Holdco Ordinary Shares to be issued in exchange for issued and outstanding Horizon capital stock upon the Amalgamation, and is equal to the quotient obtained by dividing (x) the Aggregate Amalgamation Consideration by (y) the Fully Diluted Horizon Capitalization. The “Fully-Diluted Horizon Capitalization” means the sum, without duplication of (i) the aggregate number of Horizon Ordinary Shares issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (ii) the aggregate number of Horizon Seed Preference Shares (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iii) the aggregate number of Horizon Seed Plus Preference Shares (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iv) the aggregate number of Horizon Series A Preference Shares, (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (v) the aggregate number of Horizon Shares (on an as-converted basis) issuable upon the conversion of SAFEs that have not terminated or expired as of immediately prior to the effective time of the Amalgamation, plus (vi) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the exercise of Horizon Options that are issued and outstanding and vested as of immediately prior to the effective time of the Amalgamation, treating such outstanding and vested Horizon Options as having been exercised in full (calculated using the treasury stock method of accounting), plus (vii) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the Horizon Pre-Closing Financing.

Accordingly, assuming that the Fully Diluted Horizon Capitalization on the Closing Date is ~~17,576,557~~ 17,682,831 shares and that the Redemption Price is approximately $11.74, which is estimated using an assumed Closing Date of December 31, 2025, the Estimated Exchange Ratio is approximately ~~2.46~~2.45 Holdco Ordinary Shares.

Q: Will DMY and Horizon obtain new financing in connection with the Business Combination and are there any arrangements to help ensure that DMY will have sufficient funds to consummate the Business Combination and that Holdco has sufficient funds to operate Horizon’s business following the Closing?

A: Yes. Prior to the execution of the Business Combination Agreement, Horizon entered into SAFE agreements with an aggregate principal amount of $3,000,000. In addition, following the execution of the Business Combination Agreement through the date of this proxy statement/prospectus, Horizon has obtained an additional $~~4,884,000~~ $5,384,000 of SAFE financing, including $500,000 invested by Harry You, the Chairman, Chief Executive Officer and Chief Financial Officer of DMY and affiliate of the Sponsor. Horizon expects to raise an additional $500,000 of SAFE financing prior to the Closing, however as of the date of this Supplement, Horizon has not entered into an agreement with respect to such financing.

Also, on December 4, 2025 and March 6, 2026, DMY, Holdco, and Horizon entered into PIPE Subscription Agreements with the PIPE Investors, pursuant to which Holdco has agreed to issue and sell, and the PIPE Investors agreed to subscribe for and purchase, an aggregate of $~~110,412,500~~ $111,862,500 of PIPE Shares, at a per share price equal to the Redemption Price. The PIPE Investment is expected to close substantially concurrently with the closing of the Business Combination, subject to the satisfaction of certain closing conditions, including: (i) that after giving effect to the issuance of the aggregate number of PIPE Shares pursuant to the PIPE Investment and the Closing of the Business Combination, no fewer than 10,000,000 Holdco Class A Ordinary Shares will be issued and outstanding, and all such issued and outstanding shares will have been issued prior to or contemporaneously with the consummation of the PIPE Investment, (ii) that the Holdco Class A Ordinary Shares have been approved for listing on the Stock Exchange, (iii) that there will have been no amendment, modification, or waiver of the Business Combination Agreement that would be reasonably expected to materially and adversely affect the economic benefits that the PIPE Investors would reasonably expect to receive under the PIPE Subscription Agreement, and (iv) the accuracy of the representations and warranties made by the parties, subject to customary bring-down standards, and the material performance by the parties of their covenants, and other customary closing conditions. Conditions (i) through (iii) above are for the benefit of the PIPE Investors and are subject to waiver by each PIPE Investor, individually. Condition (iv) above is for the benefit of both Holdco and PIPE Investors and is subject to waiver Holdco and each respective PIPE Investor. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — PIPE Subscription Agreements.”

Further, pursuant to the Business Combination Agreement, DMY and Horizon may, upon mutual determination, seek one or more additional financing commitments, which we refer to herein as the Additional Financing. The Additional Financing may be in the form of (x) SAFEs or any other form of equity financing of Horizon, which financing closes and is funded to Horizon prior to the Closing, which we refer to as the Horizon Pre-Closing Financing, (y) backstops against redemptions by Public Shareholders or non-redemption agreements with Public Shareholders, or (z) equity or equity-linked financing of Holdco or DMY, which closes concurrently with the Closing.

Holdco expects to use the proceeds from the PIPE Investment and Additional Financing, together with the proceeds received from the Trust Account, for general corporate purposes, including: (i) to fund operating expenses related to the growth of its business, including for research and development activities, and to support sales and marketing activities, compliance, legal, accounting, facilities and other overhead, and (ii) capital expenditures related to the acquisition of equipment and related components to build its hardware testbed.

UPDATES TO SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

The following amends and supplements pages 30 and 35 of the section of the Proxy Statement/Prospectus entitled “Summary of the Proxy Statement/Prospectus” by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example:  ~~text with strikethrough~~), as set forth below:

DMY and Horizon have pursued financing, including the PIPE Investment and Additional Financing, in order to provide additional capital to fund Horizon’s operations after the Business Combination is completed. Horizon entered into a $3 million SAFE prior to the execution of the Business Combination Agreement. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional ~~$4,884,000~~ $5,384,000 of SAFE financing. Furthermore, pursuant to the PIPE Subscription Agreements, the PIPE Investors have agreed to purchase an aggregate of ~~$110,412,500~~ $111,862,500 of PIPE Shares. The terms of the PIPE Subscription Agreements are the result of negotiations between DMY and Horizon, on the one hand, and the PIPE Investors, on the other hand, each in consultation with its advisors, which occurred between October 2025 and December 2025.

Financing Cooperation

The Business Combination Agreement requires DMY, Horizon, and Holdco to use their reasonable best efforts to enter into mutually agreed subscription agreements with accredited investors, pursuant to which such investors will agree, subject to the terms and conditions set forth therein, to subscribe for and purchase, at the Closing, Holdco Class A Ordinary Shares at a purchase price equal to the Redemption Price, which we refer to herein as the PIPE Investment. Further, DMY and Horizon may upon mutual determination, seek one or more Additional Financing commitments in the form of (x) SAFEs or any other form of equity financing of Horizon, which financing closes and is funded to Horizon prior to the Closing (which we refer to as the Horizon Pre-Closing Financing), (y) backstops against redemptions by Public Shareholders or non-redemption agreements with Public Shareholders, or (z) equity or equity-linked financing of Holdco or DMY, which closes concurrently with the Closing.

Prior to the execution of the Business Combination Agreement, Horizon entered into SAFE agreements with an aggregate principal amount of $3,000,000. In addition, following the execution of the Business Combination Agreement through the date of this ~~proxy statement/prospectus~~ Supplement, Horizon has obtained an additional ~~$4,884,000~~ $5,384,000 of SAFE financing. Horizon expects to raise an additional $500,000 of SAFE financing prior to the Closing, however as of the date of this Supplement, Horizon has not entered into an agreement with respect to such financing. Also, on December 4, 2025 and March 6, 2026, DMY, Holdco, and Horizon entered into PIPE Subscription Agreements with the PIPE Investors, pursuant to which Holdco has agreed to issue and sell, and the PIPE Investors agreed to subscribe for and purchase, an aggregate of ~~$110,412,500~~ $111,862,500 of PIPE Shares, at a per share price equal to the Redemption Price. The PIPE Investment and Additional Financing is expected to be used by Horizon for general corporate purposes, including: (i) to fund operating expenses related to the growth of its business, including for research and development activities, and to support sales and marketing activities, compliance, legal, accounting, facilities and other overhead, and (ii) capital expenditures related to the acquisition of equipment and related components to build its hardware testbed.

UPDATES TO RISK FACTORS

The following amends and supplements the risk factors set forth below in the section of the Proxy Statement/Prospectus entitled “Risk Factors” by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example:  ~~text with strikethrough~~), as set forth below:

Sales of a substantial number of Holdco securities in the public market following the Business Combination could adversely affect the market price of Holdco Class A Ordinary Shares.

At the Closing, up to ~~33,569,237~~ 33,667,450 Holdco Class A Ordinary Shares and ~~19,953,321~~ 19,875,772 Holdco Class B Ordinary Shares are expected to be issued and outstanding, assuming the No Additional Redemptions Scenario. Of those shares up to 2,325,987 will be freely tradeable subject to registration requirements applicable to persons deemed to be “affiliates” of Holdco after the Closing and ~~41,793,891~~ 41,691,074 shares will be subject to contractual lock-up obligation pursuant to the Lock-Up Agreement. Additionally, at Closing, 6,044,160 Holdco Class A Ordinary Shares will be issuable upon the exercise of 6,044,160 outstanding Holdco Warrants, ~~5,983,204~~ 6,417,551 Holdco Class A Ordinary Shares will be issuable upon the exercise of ~~5,983,204~~ 2,618,161 Holdco Options, and Holdco will have reserved an aggregate of up to ~~6,554,992~~ 6,604,093 Holdco Class A Ordinary Shares pursuant to the 2026 Plan and up to ~~983,249~~ 990,614 Holdco Class A Ordinary Shares pursuant to the ESPP, in each case assuming the No Additional Redemptions Scenario.

When the applicable lock-up periods expire, our security holders subject to lock-up provisions will be able to sell Holdco Class A Ordinary Shares in the public market. Sales of a substantial number of such shares upon expiration of the lock-up provisions, the perception that such sales may occur or early release of these lock-up provisions could cause our market price to fall or make it more difficult for you to sell your Holdco Class A Ordinary Shares at a time and price that you deem appropriate.

The registration statement of which this proxy statement/prospectus forms a part also includes a resale prospectus with respect to the resale by the Selling Securityholder named therein of up to 2,884,660 Warrants and 2,884,660 Class A Ordinary Shares issuable upon the exercise of such Warrants. The Selling Shareholder may sell such securities at any time and from time to time after the expiration of applicable lock-up periods.

In addition, we may file a registration statement to register shares reserved for future issuance under our 2026 Plan and ESPP. Subject to the satisfaction of applicable vesting requirements and expiration of the lock-up provisions referred to above, the shares issued upon exercise of outstanding stock options would be available for immediate resale in the open market.

DMY Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per DMY Unit sold in the IPO and the net tangible book value per share at the time of the Business Combination.

DMY Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per DMY Unit sold in the IPO and the net tangible book value per share at the time of the Business Combination. As of September 30, 2025, DMY’s net tangible book value was S$(26.6 million), calculated as total assets of S$35.1 million less total liabilities of S$26.9 million, and less Public Shares subject to redemption classified in mezzanine equity of S$34.8 million. The number of shares of DMY Common Stock outstanding as of September 30, 2025, was 3,918,336, which includes 2,338,586 DMY Class A Shares and 1,579,750 DMY Class B Shares. In connection with the consummation of the Business Combination, after giving effect to funds released from the Trust Account at Closing across various redemption levels and reclassification of unredeemed Public Shares of DMY to permanent equity, the December 2025 Redemptions, the proceeds of the PIPE Investment, and the payment of DMY’s estimated transaction costs in connection with the potential Business Combination, but excluding the effects of the Business Combination transaction itself (that is, excluding the issuance of Holdco Ordinary Shares to Horizon Shareholders, Horizon’s transaction expenses, any options or other grants that may be issued pursuant to the 2026 Plan and ESPP, and excluding 6,044,160 and ~~5,983,204~~ 6,417,551 Holdco Class A Ordinary Shares that will be issuable upon the exercise of DMY Public and Private Warrants and the Horizon Options, respectively), net tangible book value, as adjusted, will be S$136.9 million in the No Additional Redemptions Scenario, S$128.2 million in the 25% Redemptions Scenario, S$119.4 million in the 50% Redemptions Scenario, S$110.6 million in the 75% Redemptions Scenario, and S$101.9 million in the 100% Redemptions Scenario. Total shares outstanding in each such redemptions scenario (excluding the effect of the Business Combination itself) will be 13,308,417, 12,726,921, 12,145,424, 11,563,927 and 10,982,430, respectively. Accordingly, the net tangible book value per share, as adjusted, will be S$2.43 in the No Additional Redemptions Scenario, S$2.65 in the 25% Redemptions Scenario, S$2.89 in the 50% Redemptions Scenario, S$3.15 in the 75% Redemptions Scenario, and S$3.44 in the Maximum Redemptions Scenario.

The net tangible book value per share, as adjusted, is materially less than the S$12.72 per share price of the IPO and materially less than the amount per share that Public Shareholders would be entitled to receive upon exercise of their redemption rights (which, for illustrative purposes, was approximately S$14.98 per share as of February 6, 2026, the Record Date, assuming a rate of USD1.00 = SGD 1.2713, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 6, 2026). Accordingly, Public Shareholders will experience material dilution. For additional information, including calculations of the net tangible book value per share, as adjusted, see the section of this proxy statement/prospectus entitled “Dilution”.

DMY Public Shareholders may not know prior to the redemption deadline or prior to the DMY Special Meeting whether the Minimum Cash Condition is satisfied.

We expect the Minimum Cash Condition will be satisfied through the PIPE Investment. The PIPE Investment is expected to close substantially concurrently with the closing of the Business Combination, subject to the satisfaction of certain closing conditions described in more detail elsewhere in this proxy statement/prospectus, including conditions that are for the benefit of the PIPE Investors individually. If such conditions are not met, and the PIPE Investors do not each individually waive the conditions that are for their benefit, then we may be unable to close on the PIPE Investment and may need to satisfy the Minimum Cash Condition through a combination of funds retained in the Trust Account and Additional Financing (of which there has been ~~$4,884,000~~ $5,384,000 as of the date of this ~~proxy statement/prospectus~~ Supplement). If DMY receives valid redemption requests from holders of DMY Public Shares prior to the redemption deadline, DMY may, at its sole discretion, following the redemption deadline and until the Closing Date, seek and permit withdrawals by one or more of such holders of their redemption requests. DMY may select which holders to seek such withdrawals of redemption requests from based on any factors DMY may deem relevant and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where DMY otherwise would not satisfy the Minimum Cash Condition. DMY and Horizon may also continue to seek financing up to the Closing. Accordingly, there may be a period of time after the DMY Special Meeting and before the Closing when shareholders do not know whether this closing condition is satisfied. Accordingly, Public Shareholders may be required to make redemption and voting decisions without knowing whether all of the conditions to closing the Business Combination will be satisfied.

In the event we are unable to consummate the PIPE Investment, we may be unable to obtain additional financing to complete the Business Combination or to fund the operations and growth of Horizon which could compel us to restructure or abandon the Business Combination.

While expect the Minimum Cash Condition will be satisfied through the PIPE Investment, the PIPE Investment is subject to the satisfaction of certain closing conditions that are for the benefit of the PIPE Investors individually. If such conditions are not met, and the PIPE Investors do not each individually waive the conditions that are for their benefit, then we may be unable to close on the PIPE Investment and may need to satisfy the Minimum Cash Condition through a combination of funds retained in the Trust Account and Additional Financing (of which there has been ~~$4,884,000~~$5,384,000 as of the date of this ~~proxy statement/prospectus~~ Supplement).

If we are unable to consummate the PIPE Investment, and the Additional Financing plus the funds retained in the Trust Account, net of redemptions, are not sufficient to meet the Minimum Cash Condition, and if Horizon waives the Minimum Cash Condition, Holdco could be required to make adjustments to its business plans in light of available capital resources. Further, we may be required to obtain additional financing in connection with the Closing of the Business Combination for general corporate purposes, including for maintenance or expansion of operations of Horizon, the payment of principal or interest due on indebtedness incurred in completing the Business Combination or to fund the purchase of other companies. For example, Holdco could elect not to pursue or to delay some of Horizon’s current strategic objectives or may be required to raise additional capital earlier than anticipated. We cannot assure you that such financing will be available on acceptable terms, if at all. If we are unable to complete the Business Combination, DMY Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to DMY Public Shareholders. The failure to secure additional financing could have a material adverse effect on the continued development or growth Holdco and Horizon. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after the Business Combination.

In connection with the PIPE Investment, we will issue shares to the PIPE Investors at the Redemption Price, which may be less than the prevailing market price of our shares at the Closing.

DMY, Holdco, and Horizon have entered into the PIPE Subscription Agreements with the PIPE Investors. Pursuant to the PIPE Subscription Agreements, Holdco has agreed to issue and sell, and the PIPE Investors agreed to subscribe for and purchase, in the PIPE Investment, an aggregate of approximately ~~$110~~ $111.9 million of Holdco’s PIPE Shares, at a per share price equal to the Redemption Price. The Redemption Price may be less than the market price for our shares at Closing. This may dilute the interests of the existing DMY Shareholders in a manner that would not ordinarily occur in a traditional IPO and could result in both a reduction in the trading price of our shares to the Redemption Price and fluctuations in the net tangible book value per share of Holdco’s securities following the Closing.

The DMY Board may decide not to extend the term we have to consummate our initial Business Combination, in which case we would cease all operations except for the purpose of winding up and we would redeem our Public Shares and liquidate.

DMY initially had 15 months from the closing of the DMY IPO, or January 4, 2024, to consummate an initial business combination. The DMY Articles also provided that DMY could, by resolution of the DMY Board, extend the period of time to consummate a business combination twice by an additional 3 month period (for a total of 21 months to complete a Business Combination), subject to the Sponsor depositing into the Trust Account $631,900 in the aggregate for each extension. On January 2, 2024, DMY’s shareholders approved an amendment to the DMY Articles to extend the date by which DMY has to consummate a business combination from January 4, 2024 to January 29, 2024 and to allow DMY, without another shareholder vote, by resolution of the DMY Board, to elect to further extend the extended date up to twenty-three times for an additional one month each time, until up to December 29, 2025, only if the Sponsor or its designee would deposit into the Trust Account as a loan, (i) on or before January 4, 2024, with respect to the initial extension, an amount of $41,667, and (ii) one business day following the public announcement by us disclosing that the DMY Board has determined to implement an additional monthly extension, with respect to each such additional extension, an amount of $50,000. In connection with the shareholder approval of the extension, an aggregate of 3,980,414 DMY Public Shares were redeemed, and DMY paid approximately $42.0 million accordingly on January 4, 2024. The DMY Board elected to use all twenty-three extensions and, accordingly, Mr. You made an aggregate of $1,191,667 of Contributions pursuant to the Extension Note. On December 15, 2025, DMY’s shareholders approved the Second Extension, which allows the DMY Board to elect to extend the Combination Period from December 29, 2025 to January 29, 2026 and to allow DMY, without another shareholder vote, by resolution of the DMY Board, to elect to further extend such date up to five times for an additional one month each time, until up to June 29, 2026. No further Contributions are required in connection with the Second Extension. In connection with the shareholder approval of the extension, an aggregate of 12,599 Public Shares were redeemed for an aggregate of approximately $147,778, representing approximately 0.5% of the Public Shares then outstanding. As of the date of this ~~proxy statement/prospectus~~ Supplement, the DMY Board has extended the Combination Period, monthly, through ~~February 28~~ March 29, 2026.

If we are unable to consummate the Business Combination within the Combination Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem one hundred percent (100%) of the DMY Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to DMY to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of DMY Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the DMY Board in accordance with applicable law, dissolve and liquidate, subject in each case to DMY’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants if we fail to complete the Business Combination within the Combination Period.

Singapore take-over laws contain provisions which may vary from those in other jurisdictions.

Holdco is subject to the Singapore Take-Over Code. The Singapore Take-Over Code contains certain provisions that may possibly delay, deter or prevent a future take-over or change in control of Holdco. Under the Singapore Take-Over Code, except with the consent of the Securities Industry Council of Singapore (“SIC”), any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with him, in 30% or more of Holdco’s voting rights, is required to extend a take-over offer for all the relevant class(es) of shares in Holdco’s capital in accordance with the Singapore Take-Over Code. Except with the consent of the SIC, such a take-over offer is also required to be made if a person holding between 30% and 50% (both inclusive) of Holdco’s voting rights, either on his own or together with parties acting in concert with him, acquires additional voting shares representing more than 1% of Holdco’s voting rights in any six-month period. In the case where Holdco has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-Over Code and the SIC should be consulted in advance in such cases. While the Singapore Take-Over Code seeks to ensure an equality of treatment among shareholders in take-over or merger situations, its provisions could substantially impede the ability of the shareholders to benefit from a change of control and, as a result, may adversely affect the market price of the ordinary shares and the ability to realize any benefit from a potential change of control. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. This concentration of ownership could accelerate, delay, defer or prevent a change in control of Holdco or a successful offer under the Singapore Take-Over Code by another person.

On February 27, 2026, the SIC waived the application of the provisions of the Singapore Take-Over Code for Holdco subject to certain exceptions. Pursuant to the waiver, Holdco is exempted from application of the provisions of the Singapore Take-over Code, except in the case of a “tender offer” (within the meaning of U.S. securities laws) where the Tier 1 exemption set forth in Rule 14d-1(c) of the Exchange Act, is available and the offeror relies on such exemption to avoid full compliance with applicable rules and regulations regarding tender offers in the U.S. In connection with the application for the Waiver, the director of Holdco at the time had submitted to the Securities Industry Council of Singapore a written confirmation to the effect that Holdco believes that the application of the U.S. regulatory regime (without concurrent regulation by the Singapore Take-Over Code) would be appropriate and is therefore of the view that it is in the interests of Holdco that the Waiver be obtained.

UPDATES TO OWNERSHIP OF HOLDCO AFTER THE CLOSING

The following amends, restates, and supplements the disclosures throughout the Proxy Statement Prospectus as to the estimated ownership levels in Holdco immediately following the consummation of the Business Combination, including “Questions and Answers About the Business Combination – What equity stake will current DMY Shareholders and Horizon Shareholders hold in Holdco immediately after the Closing?” appearing on pages 7-10 of the Proxy Statement/Prospectus, “Summary of the Proxy Statement/Prospectus – Ownership of Holdco after the Closing” appearing on pages 37-39 of the Proxy Statement/Prospectus, and “Proposal No. 1 – The Business Combination Proposal – Ownership of Holdco after the Closing” appearing on pages 129-131 of the Proxy Statement/Prospectus.

The following tables illustrate estimated ownership levels in Holdco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders. The tables reflect an assumed Aggregate Amalgamation Consideration of $508,384,000, which is the sum of (i) $503,000,000 (which reflects $3,000,000 of SAFE financing raised prior to the execution of the Business Combination Agreement) plus (ii) the aggregate amount of any Horizon Pre-Closing Financing (of which $5,384,000 has been raised as of the date of this Supplement, including $500,000 invested by Harry You, the Chairman, Chief Executive Officer and Chief Financial Officer of DMY and affiliate of the Sponsor), an assumed Redemption Price of $11.74, and an assumed Fully Diluted Horizon Capitalization of 17,682,831. The Estimated Exchange Ratio is approximately 2.45 Holdco Ordinary Shares for every Horizon Ordinary Share.

The following table excludes the dilutive effect of Holdco Warrants, Holdco Options, and Holdco Class A Ordinary Shares that will initially be available for issuance under the 2026 Plan and ESPP.

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario				75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)
Public Shareholders(2)	2,325,987	-	4.3%	2.5%	1,744,491	-	3.3%	1.9%	1,162,994	-	2.2%	1.3%	581,497	-	1.1%	*	-	-	0.0%	0.0%
Harry You and Sponsor(3)	1,213,304	-	2.3%	1.3%	1,213,304	-	2.3%	1.3%	1,213,304	-	2.3%	1.3%	1,213,304	-	2.3%	1.3%	1,213,304	-	2.4%	1.3%
Other Holders of Founder Shares	416,266	-	*	*	416,266	-	*	*	416,266	-	*	*	416,266	-	*	*	416,266	-	*	*
Horizon Shareholders (excluding Horizon Founder and Harry You)	20,185,732	-	37.7%	21.6%	20,185,732	-	38.1%	21.8%	20,185,732	-	38.5%	21.9%	20,185,732	-	39.0%	22.0%	20,185,732	-	39.4%	22.2%
Horizon Founder	-	19,875,772	37.1%	63.9%	-	19,875,772	37.5%	64.3%	-	19,875,772	37.9%	64.7%	-	19,875,772	38.4%	65.1%	-	19,875,772	38.8%	65.5%
PIPE Investors	9,526,161	-	17.8%	10.2%	9,526,161	-	18.0%	10.3%	9,526,161	-	18.2%	10.3%	9,526,161	-	18.4%	10.4%	9,526,161	-	18.6%	10.5%
Total	33,667,450	19,875,772	100.0%	100.0%	33,085,954	19,875,772	100.0%	100.0%	32,504,457	19,875,772	100.0%	100.0%	31,922,960	19,875,772	100.0%	100.0%	31,341,463	19,875,772	100.0%	100.0%

*	Less than 1%
(1)	Each Holdco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote, and each Holdco Class B Ordinary Share will entitle the holder thereof to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.
(2)	Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 581,496 shares under the 25% Redemptions Scenario, (iii) 1,162,993 shares under the 50% Redemptions Scenario, (iv) 1,744,490 shares under the 75% Redemptions Scenario, and (v) 2,325,987 shares under the 100% Redemptions Scenario.
(3)	Amount includes 1,163,484 Founder Shares held by Sponsor and 49,820 Holdco Ordinary Shares issuable in respect of Mr. You’s $500,000 SAFE investment in Horizon.

Dilutive Instruments

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all Holdco Warrants for a cash exercise price of $11.50, the exercise of all Holdco Options for cash, which will each be exercisable for 2.45 Holdco Class A Ordinary Shares at a weighted average exercise price of approximately $2.75 per share (based on the Estimated Exchange Ratio). The table excludes Holdco Ordinary Shares that will initially be available for issuance under the 2026 Plan and ESPP, as such shares will not be outstanding on the Closing Date. Additionally, this table assumes that all Working Capital Loans and Overfunding Loans are repaid in cash at the Closing.

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario				75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)
Public Shareholders(2)	2,325,987	-	3.5%	2.2%	1,744,491	-	2.7%	1.7%	1,162,994	-	1.8%	1.1%	581,497	-	*	*	-	-	0.0%	0.0%
Harry You and Sponsor(3)	1,213,304	-	1.8%	1.1%	1,213,304	-	1.9%	1.2%	1,213,304	-	1.9%	1.2%	1,213,304	-	1.9%	1.2%	1,213,304	-	1.9%	1.2%
Other Holders of Founder Shares	416,266	-	*	*	416,266	-	*	*	416,266	-	*	*	416,266	-	*	*	416,266	-	*	*
Horizon Shareholders (excluding Horizon Founder and Harry You)	20,185,732	-	30.6%	19.1%	20,185,732	-	30.9%	19.2%	20,185,732	-	31.1%	19.3%	20,185,732	-	31.4%	19.4%	20,185,732	-	31.7%	19.5%
Horizon Founder	-	19,875,772	30.1%	56.4%	-	19,875,772	30.4%	56.7%	-	19,875,772	30.7%	57.0%	-	19,875,772	30.9%	57.3%	-	19,875,772	31.2%	57.6%
PIPE Investors	9,526,161	-	14.4%	9.0%	9,526,161	-	14.6%	9.1%	9,526,161	-	14.7%	9.1%	9,526,161	-	14.8%	9.2%	9,526,161	-	15.0%	9.2%
Public Warrants(4)	3,159,500	-	4.8%	3.0%	3,159,500	-	4.8%	3.0%	3,159,500	-	4.9%	3.0%	3,159,500	-	4.9%	3.0%	3,159,500	-	5.0%	3.1%
Private Warrants(5)	2,884,660	-	4.4%	2.7%	2,884,660	-	4.4%	2.7%	2,884,660	-	4.4%	2.8%	2,884,660	-	4.5%	2.8%	2,884,660	-	4.5%	2.8%
Horizon Options(6)	6,417,551	-	9.7%	6.1%	6,417,551	-	9.8%	6.1%	6,417,551	-	9.9%	6.1%	6,417,551	-	10.0%	6.2%	6,417,551	-	10.1%	6.2%
Total	46,129,161	19,875,772	100.0%	100.0%	45,547,665	19,875,772	100.0%	100.0%	44,966,168	19,875,772	100.0%	100.0%	44,384,671	19,875,772	100.0%	100.0%	43,803,174	19,875,772	100.0%	100.0%

*	Less than 1%
(1)	Each Holdco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote, and each Holdco Class B Ordinary Share will entitle the holder thereof to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.
(2)	Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 581,496 shares under the 25% Redemptions Scenario, (iii) 1,162,993 shares under the 50% Redemptions Scenario, (iv) 1,744,490 shares under the 75% Redemptions Scenario, and (v) 2,325,987 shares under the 100% Redemptions Scenario.
(3)	Amount includes 1,163,484 Founder Shares held by Sponsor and 49,820 Holdco Ordinary Shares issuable in respect of Mr. You’s $500,000 SAFE investment in Horizon.
(4)	Reflects Holdco Class A Ordinary Shares issuable upon the exercise of the DMY Public Warrants sold as part of the DMY Units in the DMY IPO, assuming all such DMY Public Warrants are exercised for cash immediately upon the Closing.
(5)	Reflects Holdco Class A Ordinary Shares issuable upon the exercise of the DMY Private Warrants sold as in a private placement consummated simultaneous with the DMY IPO, assuming all such DMY Private Warrants are exercised for cash immediately upon the Closing. Upon the closing of the Business Combination, DMY’s Overfunding Loans will be repaid or converted into DMY Class A Shares at a conversion price of $10.00 per share (or a combination of both), at the Sponsor’s discretion, which could result in additional dilution to the Public Stockholders. Additionally, up to $1,500,000 of outstanding Working Capital Loans may be converted into up to 1,500,000 DMY Private Warrants at a price of $1.00 per warrant upon Closing, which could result in additional dilution to the Public Stockholders. However, at this point of time, Sponsor does not intend to convert either the Overfunding Loans or the Working Capital Loans, and therefore, no related dilution is reflected herein.
(6)	Reflects Holdco Class A Ordinary Shares issuable upon the exercise of outstanding Horizon Options, which will be assumed in the Amalgamation and become Holdco Options, assuming all such Horizon Options are exercised for cash immediately upon the Closing. Since the signing of the Business Combination Agreement, Horizon has issued a further 776,764 Horizon Options to new employees.

UPDATES TO INTERESTS OF THE SPONSOR AND DMY’S OFFICERS AND DIRECTORS IN THE BUSINESS COMBINATION

The following amends and supplements pages 20, 41-42, 101, 141, 147-149, 235-256, and 242 of the Proxy Statement/Prospectus by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example:  ~~text with strikethrough~~), as set forth below:

●	the fact that, if DMY were to liquidate rather than complete an initial business combination, the Sponsor will lose its entire investment in DMY, which totals approximately $~~7,349,177~~7,649,117 as of the date of this ~~proxy statement/prospectus~~Supplement, comprising the $25,000 purchase price for the Founder Shares, the $2,884,660 purchase price for the DMY Private Warrants purchased by Sponsor in a private placement concurrently with the DMY IPO, the $947,850 Overfunding Loan, an aggregate of $1,191,667 of Contributions in connection with the First Extension, up to $1.5 million of which may be converted into Holdco Private Warrants or repaid in cash at the Closing, and approximately ~~$2,300,000~~ $2,600,000 of other loans, advances, and out-of-pocket expenses. In addition, DMY has agreed to pay the Sponsor $10,000 per month for office space, secretarial and administrative support services provided to members of the DMY management team, of which an aggregate of $330,000 of accrued administrative services fees are owed to the Sponsor as of the date of this Supplement. However, if DMY fails to consummate a business combination within the Combination Period and liquidates, such loans will not be converted into warrants and any loans, advances, and out-of-pocket expenses will only be repaid to the extent of any cash outside of the Trust Account. The potential loss of this investment may have incentivized Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

Compensation to be Received by the Sponsor and DMY’s Officers and Directors in Connection with the Business Combination

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor and DMY’s officers and directors in connection with the Business Combination.

	Securities to be Received	Other Compensation
The Sponsor	(i) 1,163,484 Holdco Class A Ordinary Shares upon the exchange of 1,163,484 Founder Shares in the SPAC Merger, which were initially purchased by the Sponsor prior to the DMY IPO for approximately $0.02 per share and (ii) 2,884,660 Holdco Warrants upon the assumption of 2,884,660 DMY Private Warrants, which were initially purchased in a private placement that closed concurrently with the DMY IPO for $1.00 per warrant.

Reimbursement for the Overfunding Loans in an amount of $947,850, assuming cash repayment of the Overfunding Loans. Pursuant to their terms, the Overfunding Loans may be repaid in cash or converted into DMY Class A Shares at a conversion price of $10.00 per share (or a combination of both) at the Closing, at the Sponsor’s discretion.

$10,000 per month through the Closing for office space, utilities, secretarial and administrative support services provided by the Sponsor to members of the DMY management team pursuant to the terms of the Administrative Services Agreement dated October 4, 2022. As of the date of this ~~proxy statement/prospectus~~ Supplement, DMY incurred ~~$280,000~~ $330,000 in fees for these services.

Indemnification by Holdco and Horizon pursuant to the Sponsor Indemnification Agreement, and coverage under Holdco’s directors’ and officer’s insurance policy pursuant to the terms of the Business Combination Agreement.

Harry You

See “Sponsor” above. Mr. You may be deemed to control the Sponsor.

Additionally, Harry You entered into a SAFE with Horizon on December 18, 2025, with a face amount of $500,000, which will convert into ~~49,783~~49,820 Holdco Class A Ordinary Shares at the Closing, using an Estimated Exchange Ratio of ~~2.46~~2.45.

See “Sponsor” above. Mr. You may be deemed to control the Sponsor.

Reimbursement for loans, advances, and out-of-pocket expenses: (i) of $1,191,667 of Contributions to the Trust Account in connection with extensions of DMY’s liquidation date as of the date of this proxy statement/prospectus and (ii) approximately ~~$2,300,000~~ $2,600,000 of other loans, advances, or out-of-pocket expenses are outstanding as of the date of this ~~proxy statement/prospectus~~ Supplement.

Continued indemnification and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Fees for service as a post-closing director of Holdco, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors, including indemnification and directors’ and officers’ liability insurance.

DMY Independent Directors	None.

DMY’s directors, other than Harry You, will each receive $100,000 of cash compensation for their services as directors of DMY, payable upon the earlier of the completion of the Business Combination or DMY’s liquidation. None of the funds in the Trust Account will be used to compensate DMY’s directors.

Reimbursement for loans and advances to DMY; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officers’ liability insurance after the Business Combination.

●	Sponsor: The Sponsor expects to receive substantial consideration in the Business Combination, including the following securities: (i) 1,163,484 Holdco Class A Ordinary Shares upon the exchange of 1,163,484 Founder Shares, which were initially purchased by the Sponsor prior to the DMY IPO for approximately $0.02 per share, and which will be automatically converted on a one-for-one basis into DMY Class A Shares immediately prior to the SPAC Merger, which will then automatically convert at the effective time of the SPAC Merger into an equal number of Holdco Class A Ordinary Shares, valued at the Redemption Price (estimated to be approximately $11.74 per share, as of December 31, 2025), which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement, (ii) 2,884,660 Holdco Private Warrants, and 2,884,660 Holdco Class A Ordinary Shares issuable upon the exercise of such warrants, which were in initially purchased by the Sponsor in a private placement that closed concurrently with the DMY IPO for $1.00 per warrant, which will be assumed by Holdco at the time of the SPAC Merger. The Sponsor will also be entitled to continued indemnification by Holdco and Horizon following the Closing pursuant to the terms of the Sponsor Indemnification Agreement. In connection with the DMY IPO, the Sponsor extended Overfunding Loans to DMY in an aggregate amount of $947,850, equal to $0.15 per DMY Unit sold in the DMY IPO. Additionally, in connection with the Extension of the Combination Period, Mr. You entered into the Extension Note and has made an aggregate of $1,191,667 of Contributions pursuant to the Extension Note as of the date of this proxy statement/prospectus. The Sponsor is also entitled to the repayment of any out-of-pocket expenses, advances or loans made by the Sponsor, of which approximately ~~$2,300,000~~ $2,600,000 is outstanding as of the date of this ~~proxy statement/prospectus~~ Supplement, and the payment of $10,000 per month by DMY for providing office space, utilities, secretarial and administrative support services pursuant to the Administrative Services Agreement dated October 4, 2022, by and between DMY and the Sponsor, of which an aggregate of $330,000 of accrued administrative services fees are owed to the Sponsor as of the date of this Supplement. For more information, see “— Compensation to be Received by the Sponsor and DMY’s Officers and Directors in Connection with the Business Combination.” The Sponsor will only be able to realize a return on its investment in DMY (which may be materially higher than the return realized by Public Shareholders) if DMY completes a business combination. In addition, the Sponsor faces potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the Sponsor’s role in the Business Combination, and the risk that if the Business Combination is not achieved, DMY may be unable to consummate a business combination and be forced to liquidate, resulting in the Sponsor’s investment being worthless. With respect to the PIPE Investment, while the Sponsor did not participate as an investor in the PIPE Investment, all stakeholders are expected to benefit from an interest in a well-capitalized company with a substantial operating runway and a reduced need to seek additional financing following the Closing. However, the Sponsor will experience immediate dilution in connection with the issuance of the PIPE Shares.

●	Harry You: In addition to the benefits and detriments set forth above with respect to the Sponsor (which will affect Mr. You, as the controlling person of the Sponsor), Mr. You is expected to be a director of Holdco after the Closing. As such, in the future, Mr. You may receive fees for his service as director, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors, including indemnification and directors’ and officers’ liability insurance. Additionally, Harry You entered into a SAFE with Horizon on December 18, 2025, with a face amount of $500,000, which will convert into ~~49,783~~49,820 Holdco Class A Ordinary Shares at the Closing, using an Estimated Exchange Ratio of ~~2.46~~2.45. If the Business Combination is not completed, then Mr. You would retain an investment in Horizon as a private company.

●	Horizon Founder: As of January 28, 2026, the Horizon Founder beneficially owned, in the aggregate, 8,108,696 Horizon Shares, or approximately 50.6% of the issued and outstanding Horizon Shares (or ~~45.8~~45.5% of the fully-diluted Horizon Shares, assuming the conversion of outstanding SAFEs and the exercise of vested Horizon Options). Upon the Closing, such shares will be converted into the right to receive ~~19,953,321~~19,875,772 Holdco Class B Ordinary Shares. As a holder of Holdco Class B Ordinary Shares, the Horizon Founder will have three votes per share of Holdco Class B Ordinary Shares owned by him as of the Closing. The Horizon Founder is expected to be the only holder of Holdco Class B Ordinary Shares immediately following the Closing. As a result, the Horizon Founder is expected to own approximately ~~37.3~~37.1% of the Holdco Ordinary Shares outstanding and approximately ~~64.1~~63.9% of the voting power of outstanding Holdco Ordinary Shares in the No Additional Redemptions Scenario. In addition, the Horizon Founder is expected to be the Chief Executive Officer and a director of Holdco after the Closing. As such, in the future, the Horizon Founder may receive such compensation, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to the Chief Executive Officer, including indemnification and directors’ and officers’ liability insurance. With respect to the PIPE Investment, while the Horizon Founder did not participate as an investor in the PIPE Investment, all stakeholders are expected to benefit from an interest in a well-capitalized company with a substantial operating runway and a reduced need to seek additional financing following the Closing. However, the Horizon Founder will experience immediate dilution in connection with the issuance of the PIPE Shares.

UPDATES TO MANAGEMENT OF HOLDCO FOLLOWING THE BUSINESS COMBINATION

The following amends and supplements pages 279-283 of the Proxy Statement/Prospectus by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example: ~~text with strikethrough~~), as set forth below:

The following sets forth certain information, as of ~~January 29~~ March 6, 2026, concerning the persons who are expected to serve as Holdco’s directors and executive officers following the Business Combination. Additionally, pursuant to the IonQ Side Letter, IonQ has the right to select one initial director of Holdco to serve on the Holdco Board after the Closing, who shall (i) qualify as an independent director under the rules of the Stock Exchange, (ii) be unaffiliated with IonQ and (iii) be subject to Horizon’s, Holdco’s, and DMY’s approval. The parties will disclose IonQ’s designee by filing a Current Report on Form 8-K and a supplement to this proxy statement/prospectus. ~~Additional Holdco Board designees are expected to be identified between the date of this Registration Statement and Closing. The parties will disclose the additional designees by filing a Current Report on Form 8-K and a supplement to this proxy statement/prospectus.~~

Name	Age	Position
Executive Officers
Dr. Joseph F. Fitzsimons	44	Chief Executive Officer and Chairman of the Board of Directors
Gregory M. Gould	57	Chief Financial Officer
Dr. Si-Hui Tan	44	Chief Science Officer
Catherine Fitzsimons	42	General Counsel (effective May 11, 2026)
Non-Employee Directors
Harry L. You	65	Director
Danielle Lambert	49	Director Nominee
Jill Turner	49	Director Nominee
Peter Oey	55	Director Nominee

Biographies of Catherine Fitzsimons, Danielle Lambert, Jill Turner and Peter Oey:

Catherine Fitzsimons will serve as the General Counsel of Holdco beginning on May 11, 2026, and will be responsible for overseeing all the legal, regulatory, compliance and corporate governance matters relating to Holdco. Prior to Holdco, since February 2015, Ms. Fitzsimons has served in various roles at Fidelity International Ltd. (“Fidelity”), ultimately achieving the title Director of Strategic Initiatives. Over the course of her time with Fidelity, Ms. Fitzsimons served as Head of Global Product Legal and provided legal support and advice in relation to Fidelity’s European and Cross-Border fund ranges. Additionally, Ms. Fitzsimons has served as a non-executive director on Fidelity’s Irish fund ranges. Prior to joining Fidelity, between May 2009 and January 2015, Ms. Fitzsimons practiced financial services law with a specific focus on asset management and investment funds, advising a wide range of domestic and international clients on all aspects of their business, including their asset management activities, and the structuring, establishment, marketing and sale of investment vehicles in Ireland and other jurisdictions. Ms. Fitzsimons is a member of the Law Society of Ireland, and has also acted as a lecturer and internal examiner. Ms. Fitzsimons is a certified investment fund director and holds a Bachelor of Civil Law and a Post-Graduate Diploma in International Financial Services Law from University College Dublin, as well as a Diploma in Applied Finance Law.

Catherine Fitzsimons is the sister of Holdco’s Chief Executive Officer and Chairman, Mr. Fitzsimons.

Danielle Lambert will serve as a director of Holdco following the Business Combination. Currently, Ms. Lambert serves as Chief Executive Officer and Founder of Penchant Holdings, Inc. (“Penchant”), a position she has held since December 2022. Prior to Penchant, between May 2010 and February 2014, Ms. Lambert was an initial investor and served as an advisor to Nest Labs, Inc. through their acquisition by Alphabet, Inc. Additionally, between October 2000 and November 2008, Ms. Lambert served in various capacities at Apple Inc. (“Apple”), ultimately achieving the title of Vice President of Human Resources. While at Apple, Ms. Lambert played a pivotal role in building the teams behind some of Apple’s most iconic products. Ms. Lambert was selected to serve on our board because of her extensive experience in early-stage business development and human resource expertise.

Jill Turner will serve as a director of Holdco following the Business Combination. Currently, Ms. Turner serves as Chief Human Resources Officer for Broadcom Inc. (“Broadcom”), a position she has held since April 2021. At Broadcom, Ms. Turner is the lead global Human Resources function and is responsible for all strategic human resources activity. Prior to Broadcom, between October 2013 and March 2021, Ms. Turner served as a human recourses senior vice president for Lumen Technologies, Inc., f/k/a Century Link, Inc., (“Lumen”). Prior to Lumen, between October 2013 and January 2000, Ms. Turner held various leadership positions within the human resources department at Honeywell International Inc. Ms. Turner received both her Master’s degree in Human Resources and Industrial Relations and her Bachelor of Science in Kinesiology from the University of Illinois at Urbana-Champaign. Ms. Turner was selected to serve on our board of directors due to her extensive experience in corporate leadership and human resources.

Peter Oey will serve as a director of Holdco following the Business Combination. Currently, Mr. Oey serves as the Chief Financial Officer of Grab Holdings, Ltd. (“Grab”), a position he has held since April 2020. Mr. Oey actively leads Grab’s financial operations, corporate accounting and reporting, treasury, financial planning and analysis, investor relations, tax, Sarbanes-Oxley Act compliance and procurement. Additionally, Mr. Oey oversees Grab’s legal and corporate finance functions. Prior to joining Grab, Mr. Oey served as chief financial officer of LegalZoom.com, Inc., a platform of online legal solutions for small businesses and individuals, a position he held from December 2014 to April 2020. In addition, between March 2012 and November 2014, Mr. Oey served as Chief Financial Officer of Mylife.com, a U.S. consumer internet business. Prior to Mylife.com, between December 1996 and March 2012, Mr. Oey served in various capacities at Activision Blizzard, Inc., ultimately achieving the title of Vice President and Corporate Controller. Mr. Oey is a fellow certified practicing accountant registered in Australia and a member of the Institute of Singapore Chartered Accountants. Mr. Oey was selected to serve on our board of directors because of his broad financial leadership experience and expertise.

Director Independence

As a result of its securities being listed on Nasdaq following consummation of the Business Combination, Holdco will adhere to the rules of Nasdaq in determining whether a director is independent. In connection with the consummation of the Business Combination, the Holdco Board will undertake a review of the independence of the members of the Holdco Board and will determine which directors qualify as “independent” as defined under the applicable Nasdaq rules.

The Nasdaq definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of the Holdco and has not received certain payments from, or engaged in various types of business dealings with, the Holdco. In addition, as further required by the Nasdaq Listing Rules, the Holdco Board will make a subjective determination as to each director nominee’s independence and expects to determine that no relationships exist which, in the opinion of the Holdco Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Holdco Board will review and discuss information provided by the directors with regard to each director’s business and personal activities as they may relate to Holdco and its management.

Upon the Closing, ~~the Holdco Board is expected to be comprised of a majority of “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.~~ each of Harry You, Danielle Lambert, Jill Turner and Peter Oey are expected to be “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

Committees of the Holdco Board

Audit Committee

Upon the Closing, the Holdco Board will establish an audit committee. The audit committee is expected to consist of ~~three members.~~ Peter Oey (Chair), Harry You and Jill Turner, each of whom is expected to qualify as an independent director under the Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act, is financially literate, and Mr. Oey qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. ~~The Holdco Board will determine which members of the audit committee qualify as “independent” under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act, which members of the audit committee qualify as an “audit committee financial expert” within the meaning of SEC regulations. Each member of Holdco’s audit committee is expected to be able to read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Holdco Board will examine each audit committee member’s scope of experience and the nature of their employment.~~

Compensation Committee

Upon the Closing, the Holdco Board will establish a compensation committee. ~~The Holdco Board will determine which members of the compensation committee~~ The Compensation Committee is expected to consist of Jill Turner (Chair) and Peter Oey, each of whom is expected to qualify as “independent” under the Nasdaq listing standards and as “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

Upon the Closing, the Holdco Board will establish a nominating and corporate governance committee. ~~The Holdco Board will determine which members of the nominating and corporate governance committee~~ The Nominating and Corporate Governance Committee is expected to consist of Danielle Lambert (Chair) and Harry You, each of whom is expected to qualify as independent under the Nasdaq listing standards.

UPDATES TO HORIZON EXECUTIVE AND DIRECTOR COMPENSATION

The following amends and supplements page 284 of the Proxy Statement/Prospectus by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example: ~~text with strikethrough~~), as set forth below:

Employment Agreements

In connection with the Business Combination, Holdco has entered into employment agreements with each of Greg Gould, Holdco’s Chief Financial Officer, and Catherine Fitzsimons, and expects to enter into employment agreements with ~~certain executive officers,~~ Dr. Joseph Francis Fitzsimons, Holdco’s Chief Executive Officer, and Dr. Si-Hui Tan, Holdco’s Chief Science Officer, prior to the Closing, all of which including confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment and for certain periods following a termination of employment.

Ms. Fitzsimons is expected to begin her employment at Holdco on May 11, 2026.

UPDATES TO BENEFICIAL OWNERSHIP OF SECURITIES

The following amends and supplements pages 294-298 of the Proxy Statement/Prospectus by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example: ~~text with strikethrough~~), as set forth below:

The following table sets forth information regarding (i) the beneficial ownership of DMY Common Stock as of ~~January 28, 2026~~ March 6, 2026, which is prior to the consummation of the Business Combination, (ii) the beneficial ownership of Horizon capital stock, on an as-converted to common stock basis, as of ~~December 31, 2025~~ March 6, 2026, which is prior to the consummation of the Business Combination, and (iii) the expected beneficial ownership of Holdco Ordinary Shares immediately following consummation of the Business Combination (assuming the No Additional Redemptions Scenario and the 100% Redemptions Scenario as described below) by:

●	each of DMY’s current executive officers and directors;

●	each of Horizon’s current executive officers and directors;

●	each person who will become an executive officer or director of Holdco post-Business Combination;

●	all executive officers and directors of DMY as a group pre-Business Combination, all executive officers and directors of Horizon as a group pre-Business Combination, and all executive officers and directors of Holdco as a group post-Business Combination; and

●	each person who is the beneficial owner of more than 5% of each class of DMY Common Stock pre-Business Combination, each person who is the beneficial owner of more than 5% of Horizon Ordinary Shares (on an as-converted basis) pre-Business Combination, and each person who is expected to be the beneficial owner of more than 5% of each class of Holdco Ordinary Shares post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to option held by such person or entity were deemed outstanding prior to the Business Combination if such securities are currently exercisable, or exercisable within 60 days of ~~January 28~~ March 6, 2026 and were deemed outstanding post-Business Combination if such securities are exercisable within 60 days of the Closing. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of DMY Common Stock pre-Business Combination is based on 3,905,737 shares of DMY Common Stock issued and outstanding as of the date of this proxy statement/prospectus, which includes 2,742,253 DMY Class A Shares and 1,163,484 DMY Class B Shares.

The beneficial ownership of Horizon Ordinary Shares pre-Business Combination is based on 16,023,350 Horizon Ordinary Shares issued and outstanding as of the date of this ~~proxy statement/prospectus~~ Supplement, on an as-converted to Horizon Ordinary Shares basis. Such amount does not include shares underlying unexercised Horizon Options or Horizon SAFEs.

The expected beneficial ownership of Holdco Ordinary Shares post-Business Combination assumes two scenarios:

●	No Additional Redemptions Scenario: This scenario assumes no redemption of the 2,325,987 Public Shares.

●	100% Redemptions Scenario: This scenario assumes that that holders of all 2,325,987 Public Shares subject to redemption will exercise their redemption rights. A 100% redemptions scenario is possible here because the PIPE Investment is expected to be sufficient to satisfy the Minimum Cash Condition.

Based on the foregoing assumptions, in the No Additional Redemptions Scenario we estimate that there would be ~~53,522,558~~ 53,543,222 Holdco Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination, consisting of ~~33,569,237~~ 33,667,450 Holdco Class A Ordinary Shares and ~~19,953,321~~ 19,875,772 Holdco Class B Ordinary Shares, and a total outstanding voting power of ordinary shares of ~~93,429,200~~ 93,294,766, and in the 100% Redemptions Scenario we estimate that there would be ~~51,196,571~~ 51,217,235 Holdco Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination, consisting of ~~31,243,250~~ 31,341,463 Holdco Class A Ordinary Shares and ~~19,953,321~~ 19,875,772 Holdco Class B Ordinary Shares, and a total outstanding voting power of ordinary shares of ~~91,103,213~~ 90,968,779. If the actual facts are different from the foregoing assumptions, ownership in Holdco and the columns under Post-Business Combination in the table that follows will be different.

Pre-Business Combination								Post-Business Combination(2)
								Assuming No Additional Redemptions						Assuming 100% Redemptions
Name and Address of Beneficial Owner(1)	Number of DMY Class A Shares	% of Class	Number of DMY Class B Shares	% of Class	% of DMY Common Stock	Number of Horizon Ordinary Shares (on an as- converted basis)	% of Horizon Ordinary Shares	Number of Holdco Class A Ordinary Shares	% of Class	Number of Holdco Class B Ordinary Shares	% of Class	% of Outstanding Holdco Ordinary Shares	% of Total Voting Power	Number of Holdco Class A Ordinary Shares	% of Class	Number of Holdco Class B Ordinary Shares	% of Class	% of Outstanding Holdco Ordinary Shares	% of Total Voting Power
DMY Directors and Executive Officers
Harry L. You(3)	—	0.00%	1,163,484	100.00%	29.79%	20,231	*	~~4,097,927~~ 4,097,964	~~11.24~~ 11.21%	—	0.00%	7.26%	~~4.25~~ 4.26%	~~4,097,927~~ 4,097,964	~~12.01~~ 11.97%	—	0.00%	~~7.58~~ 7.57%	~~4.36~~ 4.37%
Darla Anderson	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
Francesca Luthi	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
Constance Weaver	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
All DMY Directors and Executive Officers as a group (four individuals)	—	0.00%	1,163,484	100.00%	29.79%	20,231	*	~~4,097,927~~ 4,097,964	~~11.24~~ 11.21%	—	0.00%	7.26%	~~4.25~~ 4.26%	~~4,097,927~~ 4,097,964	~~12.01~~ 11.97%	—	0.00%	~~7.58~~ 7.57%	~~4.36~~ 4.37%
Horizon Quantum Directors and Executive Officers
Joseph Francis Fitzsimons(4)	—	0.00%	—	0.00%	0.00%	8,108,696	50.61%	—	0.00%	~~19,953,321~~ 19,875,772	100.00%	~~37.28~~ 37.11%	~~64.07~~ 63.90%	—	0.00%	~~19,953,321~~ 19,875,772	100.00%	~~38.97~~ 38.80%	~~65.71~~ 65.54%
Gregory Gould(5)	—	0.00%	—	0.00%	0.00%	~~17,831~~ 35,662	*	~~43,877~~ 87,399	*	—	0.00%	*	*	~~43,877~~ 87,399	*	—	0.00%	*	*
Dr. Si-Hui Tan(6)	—	0.00%	—	0.00%	0.00%	500,000	3.03%	~~1,230,366~~ 1,225,379	~~3.54~~ 3.51%	—	0.00%	~~2.25~~ 2.24%	1.30%	~~1,230,366~~ 1,225,379	~~3.79~~ 3.76%	—	0.00%	~~2.35~~ 2.34%	1.33%
Hsien-Hui Tong(7)	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
All Horizon Quantum Directors and Executive Officers as a group (four individuals)	—	0.00%	—	0.00%	0.00%	~~8,626,527~~ 8,644,358	~~53.74~~ 53.85%	~~1,274,243~~ 1,312,778	~~3.66~~ 3.75%	~~19,953,321~~ 19,875,772	100.00%	~~38.74~~ 38.62%	~~64.55~~ 64.40%	~~1,274,243~~ 1,312,778	~~3.92~~ 4.02%	~~19,953,321~~ 19,875,772	100.00%	~~40.46~~ 40.33%	~~66.18~~ 66.03%
Holdco Directors and Executive Officers
Joseph Francis Fitzsimons(4)	—	0.00%	—	0.00%	0.00%	8,108,696	50.61%	—	0.00%	~~19,953,321~~ 19,875,772	100.00%	~~37.28~~ 37.11%	~~64.07~~ 63.90%	—	0.00%	~~19,953,321~~ 19,875,772	100.00%	~~38.97~~ 38.80%	~~65.71~~ 65.54%
Gregory Gould(5)	—	0.00%	—	0.00%	0.00%	~~17,831~~ 35,662	*	~~43,877~~ 87,399	*	—	0.00%	*	*	~~43,877~~ 87,399	*	—	0.00%	*	*
Dr. Si-Hui Tan(6)	—	0.00%	—	0.00%	0.00%	500,000	3.03%	~~1,230,366~~ 1,225,379	~~3.54~~ 3.51%	—	0.00%	~~2.25~~ 2.24%	1.30%	~~1,230,366~~ 1,225,379	~~3.79~~ 3.76%	—	0.00%	~~2.35~~ 2.34%	1.33%
Harry L. You(3)	—	0.00%	1,163,484	100.00%	29.79%	20,231	*	~~4,097,927~~ 4,097,964	~~11.24~~ 11.21%	—	0.00%	7.26%	~~4.25~~ 4.26%	~~4,097,927~~ 4,097,964	~~12.01~~ 11.97%	—	0.00%	~~7.58~~ 7.57%	~~4.36~~ 4.37%
Catherine Fitzsimons	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
Danielle Lambert(20)	—	0.00%	—	0.00%	0.00%	—	0.00%	85,160	*	—	0.00%	*	*	85,160	*	—	0.00%	*	*
Jill Turner	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
Peter Oey	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
All Holdco Directors and Executive Officers as a group (~~4~~8 individuals)	—	0.00%	1,163,484	100.00%	29.79%	~~8,646,75~~8 8,664,589	~~53.87~~ 53.98%	~~5,372,170~~ 5,495,902	~~14.72~~ 15.00%	~~19,953,321~~ 19,875,772	100.00%	~~44.86~~ 44.89%	~~67.70~~ 67.64%	~~5,372,170~~ 5,495,902	~~15.72~~ 16.02%	~~19,953,321~~ 19,875,772	100.00%	~~46.79~~ 46.81%	~~69.37~~ 69.31%
Greater than 5% Shareholders
dMY Squared Sponsor, LLC(8)	—	0.00%	1,163,484	100.00%	29.79%	—	0.00%	4,048,144	~~11.10~~ 11.07%	—	0.00%	~~7.18~~ 7.17%	~~4.20~~ 4.21%	4,048,144	~~11.86~~ 11.83%	—	0.00%	~~7.49~~ 7.48%	4.31%
Centiva Capital, LP(9)	199,344	7.27%	—	0.00%	5.10%	—	0.00%	199,344	*	—	0.00%	*	*	—	0.00%	—	0.00%	0.00%	0.00%
Merus Global Investments, LLC(10)	200,000	7.29%	—	0.00%	5.12%	—	0.00%	200,000	*	—	0.00%	*	*	—	0.00%	—	0.00%	0.00%	0.00%
~~J. Goldman & Co LP(11)~~	~~150,000~~	~~5.47 %~~	~~—~~	~~0.00 %~~	~~3.84 %~~	~~—~~	~~0.00 %~~	~~150,000~~	~~*~~	~~—~~	~~0.00 %~~	~~*~~	~~*~~	~~—~~	~~0.00 %~~	~~—~~	~~0.00 %~~	~~0.00 %~~	~~0.00 %~~
National Philanthropic Trust(12)	231,520	8.44%	—	0.00%	5.93%	—	0.00%	231,520	*	—	0.00%	*	*	231,520	*	—	0.00%	*	*
Cambridge in America(13)	184,746	6.74%	—	0.00%	4.73%	—	0.00%	184,746	*	—	0.00%	*	*	184,746	*	—	0.00%	*	*
Singapore Innovate Pte. Ltd.(14)	—	0.00%	—	0.00%	0.00%	~~1,431,927~~ 1,432,305	8.89%	~~3,523,587~~ 3,510,820	~~10.50~~ 10.43%	—	0.00%	~~6.58~~ 6.56%	~~3.77~~ 3.76%	~~3,523,587~~ 3,510,820	~~11.28~~ 11.20%	—	0.00%	~~6.88~~ 6.85%	~~3.87~~ 3.86%
Abies Ventures Fund I, L.P.(15)	—	0.00%	—	0.00%	0.00%	805,400	5.03%	~~1,981,873~~ 1,974,171	~~5.90~~ 5.86%	—	0.00%	~~3.70~~ 3.69%	2.12%	~~1,981,873~~ 1,974,171	~~6.34~~ 6.30%	—	0.00%	~~3.87~~ 3.85%	~~2.18~~ 2.17%
Peak XV Partners Seed Investment(16)	—	0.00%	—	0.00%	0.00%	~~2,653,579~~ 2,654,146	16.44%	~~6,529,744~~ 6,505,757	~~19.45~~ 19.32%	—	0.00%	~~12.20~~ 12.15%	~~6.99~~ 6.97%	~~6,529,744~~ 6,505,757	~~20.90~~ 20.76%	—	0.00%	~~12.75~~ 12.70%	~~7.17~~ 7.15%
THL A12 Limited(17)	—	0.00%	—	0.00%	0.00%	1,714,821	10.70%	~~4,219,713~~ 4,203,313	~~12.57~~ 12.48%	—	0.00%	~~7.88~~ 7.85%	~~4.52~~ 4.51%	~~4,219,713~~ 4,203,313	~~13.51~~ 13.41%	—	0.00%	~~8.24~~ 8.21%	~~4.63~~ 4.62%
IonQ, Inc.(18)	—	0.00%	—	0.00%	0.00%	—	0.00%	4,257,978	~~12.68~~ 12.65%	—	0.00%	~~7.96~~ 7.95%	4.56%	4,257,978	~~13.63~~ 13.59%	—	0.00%	~~8.32~~ 8.31%	~~4.67~~ 4.68%
Dell International L.L.C.(19)	—	0.00%	—	0.00%	0.00%	—	0.00%	2,128,989	~~6.34~~ 6.32%	—	0.00%	3.98%	2.28%	2,128,989	~~6.81~~ 6.79%	—	0.00%	4.16%	2.34%

*	Less than 1%.

(1)	Unless otherwise noted, the principal business address of each of the directors and executive officers of DMY is c/o dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, and the principal business address of each of the directors and executive officers of Horizon and Holdco is 29 Media Cir. #05-22, Singapore, 138565.
(2)	After the Closing, holders of record of Holdco Class A Ordinary Shares will be entitled to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote and holders of Holdco Class B Ordinary Shares will be entitled to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.
(3)	Before the Closing, securities of DMY represents Class B Shares held by dMY Squared Sponsor, LLC (the “Sponsor”) and securities of Horizon represents Horizon Ordinary Shares issuable upon conversion of a $500,000 SAFE held by Harry You. After the Closing, also includes 2,884,660 Holdco Class A Ordinary Shares issuable upon the cash exercise of 2,884,660 Holdco Warrants which will be exercisable within 60 days of the Closing Date. Harry L. You is the manager of the Sponsor. Mr. You has voting and investment discretion with respect to the DMY Common Stock and Holdco Ordinary Shares held by the Sponsor. Prior to the Closing, Mr. You is the Chairman, Chief Executive Officer and Chief Financial Officer of DMY. After the Closing, Mr. You is expected to be a director of Holdco.
(4)	After the Closing, represents ~~19,953,321~~19,875,772 Holdco Class B Ordinary Shares. Joseph Francis Fitzsimons is the founder, Chief Executive Officer, and a director of Horizon and is expected to be the Chief Executive Officer and a director of Holdco after the Closing.
(5)	Prior to the Closing, represents ~~17,831~~35,662 Horizon Ordinary Shares issuable upon the exercise of vested Horizon Options. After the Closing, represents ~~44,514~~87,399 Holdco Class A Ordinary Shares issuable upon the exercise of vested Holdco Options. Does not include ~~667,715~~611,802 Holdco Class A Ordinary Shares issuable upon the exercise of Holdco Options which are unvested and will not vest within 60 days of the Closing. Gregory Gould is the Chief Financial Officer of Horizon and is expected to be the Chief Financial Officer of Holdco after the Closing.
(6)	Prior to the Closing, represents 500,000 Horizon Ordinary Shares issuable upon the exercise of vested Horizon Options. After the Closing, represents ~~1,248,210~~1,225,379 Holdco Class A Ordinary Shares issuable upon the exercise of vested Holdco Options. Si-Hui Tan is the Chief Science Officer of Horizon.
(7)	Mr. Tong is a director of Horizon.
(8)	Before the Closing, represents Class B Shares held by the Sponsor. After the Closing, also includes 2,884,660 Holdco Class A Ordinary Shares issuable upon the cash exercise of 2,884,660 Holdco Warrants which will be exercisable within 60 days of the Closing Date. Harry L. You is the manager of the Sponsor. Mr. You has voting and investment discretion with respect to the DMY Common Stock and Holdco Ordinary Shares held by the Sponsor. Prior to the Closing, Mr. You is the Chairman, Chief Executive Officer and Chief Financial Officer of DMY. After the Closing, Mr. You is expected to be a director of Holdco.
(9)	According to a Schedule 13G/A filed with the SEC on February 14, 2024 on behalf of Centiva Capital, LP and Centiva Capital GP, LLC. After the Closing, the No Additional Redemptions Scenario assumes that none of the Public Shares held by such persons are redeemed and the 100% Redemptions Scenario assumes all Public Shares held by such persons are redeemed. The address of the business office of Centiva Capital, LP and Centiva Capital GP, LLC is 55 Hudson Yards, Suite 22A, New York, New York 10001.
(10)	According to a Schedule 13G filed with the SEC on March 5, 2025 on behalf of Merus Global Investments, LLC. After the Closing, the No Additional Redemptions Scenario assumes that none of the Public Shares held by such persons are redeemed and the 100% Redemptions Scenario assumes all Public Shares held by such persons are redeemed. The address of the business office of Merus Global Investments, LLC is 3 Park Avenue, Suite 2900, New York, NY 10016.
~~(11)~~	~~According to a Schedule 13G/A filed with the SEC on November 14, 2025 by: (i) J. Goldman & Co., L.P. (“JGC”) with respect the shares of the Company beneficially owned by J. Goldman Master Fund, L.P. (“JGMF”) and J. Goldman Enhanced Master Fund, L.P. (“JGEMF”); (ii) J. Goldman Capital Management, Inc. (“JGCM”) with respect to shares of the Company beneficially owned by JGMF and JGEMF; and (iii) Mr. Jay G. Goldman with respect to shares of the Company beneficially owned by JGMF and JGEMF. After the Closing, the No Additional Redemptions Scenario assumes that none of the Public Shares held by such persons are redeemed and the 100% Redemptions Scenario assumes all Public Shares held by such persons are redeemed. The address of the principal place of business office of JGC, JGCM and Mr. Goldman is c/o J. Goldman & Co., L.P., 510 Madison Avenue, 26th Floor, New York, NY 10022.~~
(12)	According to a Schedule 13D filed with the SEC on September 19, 2025 by National Philanthropic Trust. The principal business address of National Philanthropic Trust is 165 Township Line Road, Suite 1200, Jenkintown, Pennsylvania 19046.
(13)	The principal business address of Cambridge in America is 1120 Avenue of the Americas, Floor 7, New York, NY 10036.
(14)	Yong Ying-I, Lim Hua Ern John, Jeremy Asher Kranz, Tan Sok Pin, Lee Kheng Nam, Shi Xu, Phuan Ling Fong and Cindy Khoo Seow Chyng, as directors of Singapore Innovate Pte. Ltd., may be deemed to have voting and dispositive power over the shares held by Singapore Innovate Pte Ltd. The foregoing individuals disclaim beneficial ownership of the shares, except to the extent of any pecuniary interest therein. The address of Singapore Innovate Pte Ltd. is 32 Carpenter Street Singapore 059911.
(15)	Abies Ventures Fund I, L.P.’s business address is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. Fuyuki Yamaguchi and Sota Nagano are the managing members of Abies Ventures GP I, LLP, the general partner of Abies Ventures Funds I, L.P. and consequently have joint voting control and investment discretion over securities held by Abies Ventures Fund I, L.P.
(16)	Voting and dispositive authority over the shares held by Peak XV Partners Seed Investment is shared by the directors of Peak XV Partners Seed Investment, Satyadeo Bissessur and Krishnacoomari Bundhoo. The mailing address for Peak XV Partners Seed Investment is 5th Floor, Ebene Esplanade, 24 Bank Street, Cybercity Ebene, Mauritius.
(17)	THL A12 Limited is a wholly owned subsidiary of Tencent Holdings Limited (“Tencent”). The registered address for THL A12 Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. THL A12 Limited is beneficially owned and controlled by Tencent, a Cayman Islands company listed on the Main Board of the Stock Exchange of Hong Kong.
(18)	The mailing address of IonQ, Inc. is 3755 Monte Villa Parkway, Bothell, WA 98021.
(19)	After the Closing, Dell International L.L.C. (“Dell International”) will own such shares directly. Dell International is a wholly-owned subsidiary of Dell Technologies Inc. (“Dell”). Dell may be deemed to be the indirect beneficial owner of such shares. The mailing address of each of Dell International and Dell is One Dell Way, Round Rock, Texas 78682.
(20)	Ms. Lambert is a director nominee of Holdco. Represents $1,000,000 of PIPE Shares to be purchased by Penchant Family Holdings LLC pursuant to the PIPE Subscription Agreement, assuming a Per Share Price of $11.74. Penchant Family Holdings LLC is controlled by Penchant Holdings, Inc., its Managing Member, of which Danielle Lambert serves as its President. Ms. Lambert may be deemed to be a beneficial owner of such shares. The business address of Penchant Family Holdings LLC is 66 West Flagler Street, Suite 900, Miami, FL 33130.

UPDATES TO CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSASCTIONS

The following amends and supplements page 299 of the Proxy Statement/Prospectus by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example: ~~text with strikethrough~~), as set forth below:

Horizon

Except as disclosed below, since January 1, 2022, there have been no transactions, nor any currently proposed transactions or loans, to which Horizon was a participant or will be a participant, which are material to Horizon, with any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Horizon; (b) Horizon’s associates; (c) individuals owning, directly or indirectly, an interest in the voting power of Horizon that gives them significant influence over Horizon, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Post-Business Combination Arrangements

In connection with the Business Combination Agreement, certain agreements were entered into on September 9, 2025 or will be entered into at the closing of the Business Combination. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

●	Horizon Support Agreement (see the section entitled “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Horizon Support Agreement”);

●	DMY Support Agreement (see the section entitled “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — DMY Support Agreement”);

●	Registration Rights Agreement (see the section entitled “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Registration Rights Agreement”);

●	Lock-Up Agreement (see the section entitled “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Agreement”); and

●	Employment Agreements with Dr. Joseph Francis Fitzsimons, ~~and~~ Gregory Gould, Dr. Si-Hui Tan and Catherine Fitzsimons (see the section entitled ~~“Management of Holdco After the Business Combination”~~ “Horizon Executive and Director Compensation” and revised forms of employment agreement for officers in Singapore and Ireland attached hereto as Annex A-2 and Annex A-3, respectively).

UPDATES TO COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

The following amends and supplements page 318 of the Proxy Statement/Prospectus by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example: ~~text with strikethrough~~), as set forth below:

	Existing DMY Articles	Holdco A&R Charter
Takeovers by Interested Stockholders	Chapter 110F of the Massachusetts General Laws generally provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of the board of directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years following the time that person becomes a 5% shareholder, with certain exceptions.

Under the Singapore Take-over Code, if, in the course of an offer, or even before the date of the announcement of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

On February 27, 2026, the SIC waived application of the provisions of the Singapore Take-Over Code for Holdco subject to certain exceptions. Pursuant to the waiver, Holdco is exempted from application of the provisions of the Singapore Take-over Code, except in the case of a “tender offer” (within the meaning of U.S. securities laws) where the Tier 1 exemption set forth in Rule 14d-1(c) of the Exchange Act, is available and the offeror relies on such exemption to avoid full compliance with applicable rules and regulations regarding tender offers in the U.S. In connection with the application for the Waiver, the director of Holdco at the time had submitted to the Securities Industry Council of Singapore a written confirmation to the effect that Holdco believes that the application of the U.S. regulatory regime (without concurrent regulation by the Singapore Take-Over Code) would be appropriate and is therefore of the view that it is in the interests of Holdco that the Waiver be obtained.

UPDATES TO DESCRIPTION OF HOLDCO SECURITIES

The following amends and supplements page 325 of the Proxy Statement/Prospectus by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the text with strikethrough (indicated textually in the same manner as the following example: ~~text with strikethrough~~), as set forth below

Under the Singapore Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. In the case where Holdco has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-Over Code and the SIC should be consulted in advance in such cases. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to enable them to reach an informed decision on the offer. These legal requirements may impede or delay a takeover of Holdco by a third-party.

~~Holdco has submitted an application to the SIC for a waiver from the Singapore Take-Over Code so that the Singapore Take-Over Code will not apply to Holdco for so long as Holdco is not listed on a securities exchange in Singapore. Holdco will make an appropriate announcement when the result of the application is known.~~

On February 27, 2026, the SIC waived application of the provisions of the Singapore Take-Over Code for Holdco subject to certain exceptions. Pursuant to the waiver, Holdco is exempted from application of the provisions of the Singapore Take-over Code, except in the case of a “tender offer” (within the meaning of U.S. securities laws) where the Tier 1 exemption set forth in Rule 14d-1(c) of the Exchange Act, is available and the offeror relies on such exemption to avoid full compliance with applicable rules and regulations regarding tender offers in the U.S. In connection with the application for the Waiver, the director of Holdco at the time had submitted to the Securities Industry Council of Singapore a written confirmation to the effect that Holdco believes that the application of the U.S. regulatory regime (without concurrent regulation by the Singapore Take-Over Code) would be appropriate and is therefore of the view that it is in the interests of Holdco that the Waiver be obtained.

Annex A-1

Form of Amendment to Subscription Agreement

AMENDMENT TO THE

SUBSCRIPTION AGREEMENT

This Amendment to the Subscription Agreement (this “Amendment”) is dated March [●], 2026, by and among the undersigned subscriber (“Subscriber”), Horizon Quantum Holdings Ltd. (formerly known as Rose Holdco Pte. Ltd.) (Company Registration No.: 202537774K), a Singapore public company limited by shares (“Holdco”), Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private limited company by shares (“Horizon”), and dMY Squared Technology Group, Inc., a Massachusetts corporation (the “SPAC”). The Subscriber, Holdco, Horizon and the SPAC are collectively referred to as the “Parties.”

WHEREAS, the Parties entered into that certain Subscription Agreement dated as of December 4, 2025 (the “Original Agreement”), pursuant to which the Subscriber agreed to subscribe for and purchase, on the terms and subject to the conditions contained therein, substantially concurrently with the consummation of the Transaction, that number of Class A ordinary shares (the “Subscribed Shares”) in the capital of Holdco, each entitling the holder thereof to one vote per share on all matters on which Holdco’s ordinary shares are entitled to vote (“Class A Ordinary Shares”), obtained by dividing the Subscriber’s aggregate subscription price as set forth on the Subscriber’s signature page thereto (the “Subscription Price”) by the Redemption Price (as defined in the SPAC’s amended and restated articles of organization) (the “Per Share Price”), and Holdco agreed to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Subscription Price by or on behalf of Subscriber to Holdco;

WHEREAS, pursuant to Section 12(i) of the Original Agreement, the provisions of the Original Agreement (other than those provisions that reference the Placement Agent) may be amended, modified or waived by an instrument in writing signed by each of the parties thereto;

WHEREAS, the Parties wish to amend the Original Agreement by permitting Subscriber to elect to satisfy its Subscription by purchasing shares of SPAC’s Class A common stock in open market transactions at a price no higher than the Redemption Price, subject to the terms and conditions set forth in this Amendment; and

WHEREAS, capitalized terms used but not defined herein have the meanings ascribed to them in the Original Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. Amendment to Original Agreement. The Original Agreement is hereby amended by adding a new Section 13, as follows:

“Section 13. Open Market Purchases.

(a) At the Subscriber’s election, the number of Subscribed Shares purchased by Subscriber hereunder may be reduced on a one-for-one basis up to an aggregate of the number of Open Market Purchase Shares (as defined below) purchased by Subscriber no later than one (1) Business Day prior to the Redemption Deadline (as defined below), pursuant to the terms of this Section 13 (the “Reduction Right”). For the purposes of this Section 13: “Open-Market Purchase Shares” means shares of Class A common stock, par value $0.0001 per share, of SPAC purchased by the Subscriber for its own account pursuant to open-market transactions with third parties at a price of less than the Redemption Price; and “Redemption Deadline” means the redemption deadline established in connection with the special meeting of shareholders of SPAC held to approve the Transaction.

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(b) To exercise the Reduction Right with respect to the Open Market Purchase Shares, the Subscriber must agree to: (i) not sell or otherwise transfer such Open Market Purchase Shares prior to the consummation of the Transaction; (ii) not vote any Open Market Purchase Shares in favor of approving the Transaction and instead submit a proxy abstaining from voting thereon; and (iii) to the extent it has the right to have any of its Open Market Purchase Shares redeemed for cash in connection with the consummation of the Transaction, not exercise any such redemption rights (collectively, the “Open Market Purchase Reduction Conditions”).

(c) Subscriber shall, no later than one (1) Business Day prior to the Redemption Deadline, deliver a certificate to the SPAC, Holdco, and Horizon, signed by Subscriber, certifying: (i) the number of Subscribed Shares for which Subscriber has elected to exercise its Reduction Right, including the number of corresponding Open Market Purchase Shares, (ii) the date such Open Market Purchase Shares were purchased by Subscriber, (iii) the price per share at which such Open Market Purchase Shares were purchased by Subscriber, and (iv) that Subscriber has and will comply with the Open-Market Purchase Reduction Conditions.”

2. Miscellaneous.

(a) Ratification; No Additional Amendments; Entire Agreement. The Original Agreement, as modified by this Amendment, is in all respects ratified, approved and confirmed. Except as expressly modified hereby, the terms and conditions of the Original Agreement shall continue in full force and effect. The Original Agreement, as modified by this Amendment, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(b) Governing Law, etc. This Amendment shall be governed by all of the “Miscellaneous” provisions in Section 12 of the Original Agreement, as modified hereby, as if such provisions were fully set forth herein, including all provisions concerning construction, reliance, enforcement, severability, notices, governing law, jurisdiction and venue.

(c) Binding Effect. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Amendment may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

(d) Counterparts. This Amendment may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of Holdco, the SPAC, Horizon, and the Subscriber has executed or caused this Amendment to be executed by its duly authorized representative as of the date first set forth above.

HORIZON QUANTUM HOLDINGS LTD.

By:
	Name:	Joseph Francis Fitzsimons
	Title:	Authorized Signatory

DMY SQUARED TECHNOLOGY GROUP, INC.

By:
	Name:	Harry L. You
	Title:	Chief Executive Officer and Chief Financial Officer

HORIZON QUANTUM COMPUTING PTE. LTD.

By:
	Name:	Joseph Fitzsimons
	Title:	Chief Executive Officer

[SUBSCRIBER]

By:
Name:
Title:

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Annex A-2

Form of Singapore Executive Officer Employment Agreement

DATED THE	DAY OF	2026

BETWEEN

HORIZON QUANTUM HOLDINGS LTD.

AND

[●]

EMPLOYMENT AGREEMENT

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EMPLOYMENT AGREEMENT

THIS AGREEMENT is made on the day of

BETWEEN:

(1)	[HORIZON QUANTUM HOLDINGS LTD.] (Company Registration No. 202537774K), a company incorporated in Singapore and having its registered address at 9 Straits View, #06-07, Marina One West Tower, Singapore 018937 (the “Company”); and

(2)	[●Name] (Identification / Passport Number: [●]) of [●Address] (the “Employee”),

(collectively, the “Parties” and each, a “Party”).

WHEREAS:

The Company shall employ the Employee and the Employee shall serve the Company as [●Position] upon the terms and subject to the conditions of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	Definitions and Interpretation

1.1	Definitions

In this Agreement, unless the subject or context otherwise requires, the following words or expressions shall have the following meanings:

“Board” means the board of directors of the Company.

“Business” means the business of developing software for quantum computers and associated hardware innovations.

“Change of Control Event” means: (a) a transfer (whether by merger, consolidation, exchange or otherwise), in one (1) transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities or shares if, after such transaction, such person or group of affiliated persons would hold at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; (b) any reorganisation, scheme of arrangement, merger, amalgamation or other consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries.

“Confidential Information” means all information (including all oral and visual information, and all information recorded in writing or electronically, or in any other medium or by any other method) disclosed to, or obtained by the Employee from any Group Company or a third party acting on the Group Company’s behalf and (without prejudice to the generality of the foregoing) shall include, but shall not be limited to:

(a)	any such information ascertainable by the inspection, analysis or reading of the document or any other medium in which the information is recorded, and whether or not with the assistance of any electronic, mechanical or other devices;

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(b)	any such information relating to a Group Company’s business, affairs, financial performance, business methods, property, distributorship, trading, transactions and/or other arrangements with third parties in which the Group Company may be or may have been concerned or interested, ideas, procedures, systems, inventions, algorithms, formulae, developments, databases, research, technical or other representations, documentation, diagrams and flow charts, schedules, forecasts, strategies, contact lists, business partner lists, rates of pay, operations, processes, plans, intentions, product information, know-how, designs, trade secrets, software, market opportunities, customer lists and business affairs;

(c)	Personal Data of individuals (including but not limited to those of colleagues, customers (who are individuals), corporate customers’ staff (including Personal Data provided by corporate customers), and corporate suppliers’/partners’/contractors’ staff) that the Employee comes into or may have come into contact with during the course of his/her work or employment; and

(d)	any other information or materials not listed above but which are confidentially disclosed by the Group Company or any third party to him/her, which are marked private, secret or confidential, or are by their nature intended to be exclusively for the knowledge of the Employee alone.

“Generative AI” means any current or future product, service, or tool that relies on or otherwise utilises artificial intelligence, machine learning, large language models, or other similar or successor technologies, in whole or in part, to create, generate, modify, or output content of any kind.

“Group” means the Company and its related corporations from time to time and “Group Company” shall refer to any of them.

“Intellectual Property Rights” means the full benefit of:-

(a)	all patents, trademarks, service marks, and other marks, logos, get-up, trade and business names, internet domain names, rights in designs (and applications for all the same), copyrights (including rights in computer software), moral rights, database rights, rights in knowhow, trade secrets (including, but not limited to, quantum algorithms, computer codes and processes developed by the Company), confidential information, inventions (including quantum hardware innovations developed by the Company), discoveries, improvements, designs, techniques, computer programs and other confidential processes and information and know-how, in each case whether capable of being registered, registered or unregistered and including applications for registration and all rights or forms of protection having equivalent or similar effect anywhere in the world and rights in the nature of unfair competition rights and rights to sue for passing off;

(b)	rights under licences, consents, orders, statutes or otherwise in relation to a right under sub-paragraph (a) above;

(c)	rights of the same or similar effect or nature as or to those in subparagraph (a) and (b) which now or in the future may subsist; and

(d)	the right to sue for past infringements of any of the foregoing rights.

“PDPA” means the Personal Data Protection Act 2012.

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“Personal Data” means data, whether true or not, about an individual who can be identified:

(a)	from that data; or

(b)	from that data and other information to which the organisation has or is likely to have access.

“related corporation” has the meaning ascribed to it in section 6 of the Companies Act 1967.

“S$” means the lawful currency of the Republic of Singapore.

1.2	Interpretation

In this Agreement, unless the context or subject matter otherwise requires:

(a)	a reference to a statutory provision shall include that provision and any regulations made in pursuance thereof as from time to time modified or re-enacted, whether before or after the date of this Agreement;

(b)	words importing the singular shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words importing an individual shall include a company or corporation and vice versa;

(c)	a reference to this Agreement or to any other agreement or document referred to in this Agreement is a reference to this Agreement or such other agreement or document as varied or novated (in each case, other than in breach of the provisions of this Agreement) from time to time;

(d)	any reference to a time of day is a reference to Singapore time; and

(e)	references to “Clauses” and “Schedules” are, unless otherwise stated, to clauses of and schedules to this Agreement respectively, and references to this Agreement include its Schedules.

2.	Date of Commencement

Subject to Clause 3, the Employee’s employment shall commence on [●Insert Date]. [● To be inserted for executives previously employed by Horizon Quantum Computing Pte. Ltd. - For the avoidance of doubt, the Employee’s period of service with Horizon Quantum Computing Pte. Ltd. will count towards the Employee’s continuous employment with the Company, and all of the Employee’s accrued entitlements in respect of his/her employment with Horizon Quantum Computing Pte. Ltd. will be carried forward in his/her employment with the Company hereunder.]

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3.	Immigration

Should the Employee require a work pass or other governmental approvals to work in Singapore, this offer will be conditional upon the grant of a valid work pass or approval by the Ministry of Manpower in Singapore. The Employee’s continuous employment with the Company will similarly be subjected to renewal of the Employee’s work pass or approval. In the event that the Ministry of Manpower does not approve or withdraws the Employee’s work pass or its approval, this Agreement will be terminated by operation of law without notice and without any payment in lieu of notice or compensation.

4.	Duties

4.1	Scope of Duties

As the [●Position], the Employee’s duties shall be as specified in the Schedule hereto. In addition, the Employee shall from time to time undertake such other duties and roles as the Company shall from time to time assign or vest in him/her as may be necessary to meet the needs of the business of the Company and, without further remuneration unless otherwise agreed, accept such roles, office, appointments or designations as the Company may from time to time require[, including without limitation, in any other Group Company].

[For the avoidance of doubt, any resignation or removal from any role, office, appointment or designation within the Group for any reason whatsoever shall not affect the Employee’s employment with, and responsibilities as the [●Position], with the Company [(and vice versa)].]

[The Company reserves the right to second the Employee from time to time to any of the companies in the Group (“Host Company”). The secondment shall not result in a reduction in the Employee’s salary or any other material deterioration in the Employee’s terms of employment. In the event of a secondment, the Employee shall remain an employee of the Company at all times and shall not be deemed to be an employee of the Host Company by virtue of the secondment.]

4.2	Reporting

The Employee shall report directly to the [●Board/the Chief Executive Officer], or such other designated officer(s) of the Company as may from time to time be notified to him/her.

4.3	Furthering the Company’s Business Interests

The Employee shall perform all duties that may be required of and from him/her pursuant to the express and implicit terms hereof, to the reasonable satisfaction of the Company. Such duties shall be rendered at the premises or places as the Company shall in good faith require or as the interests, needs, business and opportunities of the Company shall require or make advisable.

In the discharge of his/her duties and in the exercise of his/her powers, the Employee shall observe and comply with all policies, rules, regulations and directions from time to time made by the Company and/or any Group Company or given to him/her and use his/her best endeavours to further the business of the Company and the Group. The Employee shall not damage, and shall use all reasonable endeavours to promote, the interests and reputation of the Company. The Employee shall not at any time make improper use of information acquired by virtue of his/her position in the Company to gain any advantage for himself/herself or for any other person to the detriment of any Group Company, whether directly or indirectly.

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4.4	Hours of Work

Given the seniority of the Employee’s position and subject to this clause, the Employee shall have autonomy over his/her own working hours and shall devote such time, and additional hours, as is reasonably required to perform his/her duties or to meet the needs of the Company.

The Employee is expected to work at least 40 hours each week in aggregate, comprising at least five (5) working days per week for at least eight (8) hours on each working day. The fact that the Employee may be required to work on a Saturday or Sunday from time to time is already taken into account in the determination of his/her salary, and the Employee shall not be entitled to receive any time off or additional remuneration for work performed outside such working hours specified in this clause.

Unless prevented by illness, the Employee shall devote the whole of his/her time and attention during his/her normal working hours to the discharge of his/her duties and conform to such hours of work as may from time to time be reasonably required of him/her, including but not limited to working on weekends where reasonably required to discharge his/her duties hereunder.

4.5	Place of Work

The Employee’s normal place of work shall be the Company’s office(s) in Singapore. However, the Company reserves the right to change this to any other premises as it deems necessary at its sole discretion. In this regard, the Employee may be required to work at and/or travel to such places (within or outside Singapore) as the Company may reasonably require without additional remuneration and the Employee hereby agrees to travel to such places (whether within or outside of Singapore) and on such occasions as may be required by the Company and necessary for the proper execution by the Employee of his/her duties.

Under limited circumstances and on a case-by-case basis or as required by law, the Company may allow the Employee to work remotely on a temporary or regular basis. All requests for remote working are to be dealt with in accordance with the Company’s policy on remote working. At any time when the Employee is working remotely, he/she shall:

(a)	continue to comply with his/her obligations under this Agreement and adhere to all policies and procedures of the Company;

(b)	take reasonable care of his/her own health and safety and promptly notify the Company of any injuries or accidents that happen while he/she is working remotely;

(c)	ensure the security and confidentiality of the Company’s information at all times;

(d)	immediately report any breach of security arrangements, theft or damage; and

(e)	ensure that his/her remote working arrangements do not in any way interfere with his/her work during working hours.

4.6	Compliance with Laws

The Employee shall at all times comply fully with all laws, customs, regulations and codes of conduct to which he/she is or may be subject or which are in force in the country in which he/she is from time to time located.

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4.7	Anti-Bribery

The Employee shall not under any circumstances either directly or indirectly receive or accept for his/her own benefit any commission, rebate, discount, gratuity or profit from any person, company or firm having business transactions with the Company or the Group Companies. For the avoidance of doubt, this Clause 4.7 shall not apply to air miles, frequent flyer miles or other similar travel points redeemable under loyalty programmes offered by airlines and/or payment companies.

4.8	Communications

Save as expressly specified in writing by the Company, the Employee shall not under any circumstances either directly or indirectly communicate any views in an official capacity as an agent, employee or representative of the Company via print, television, wireless, online, social or other media.

4.9	Capacity

In the pursuance of his/her duties, the Employee shall work for the Company in that capacity or in such other capacity as the Company may require (which may include assuming an appointment to the board of directors of any Group Company). In performing those duties, Clause 4.3 will apply as if references to the Company are to the appropriate Group Company.

4.10	Company Policies

The Employee’s employment is also subject to other terms and conditions (whether expressed or implied) in the prevailing or future codes of conduct, policies, rules and regulations as may be laid down and/or amended by the Company from time to time (“Company’s Policies”). In the event that there are any inconsistencies between this Agreement or any of the Company’s Policies, the terms in this Agreement will take precedence.

5.	Remuneration

5.1	Salary

The Employee will be paid a monthly salary of S$[●]. The salary in respect of each calendar month will be paid in arrears on the first working day of the next calendar month or otherwise in accordance with the Company’s Policies prevailing from time to time, within such time as required under applicable laws. It is the Employee’s sole responsibility to notify the Company of any changes to his/her bank account.

5.2	Review of Salary

The salary may be reviewed at the discretion of the Board. A salary revision will depend on, amongst others, the Employee’s performance, the performance of the Company and economic conditions generally. There will be no salary review after notice of termination of employment has been served by either Party to terminate the Employee’s employment. For the avoidance of doubt, the Employee should not have any legitimate expectations of an increment following such review.

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5.3	Discretionary Bonus

The Company may, but shall not be obliged to, in addition to the salary, pay the Employee a discretionary bonus of such amount and at such intervals as the Company may in its absolute discretion determine. The amount (if any) of such bonus shall depend on, amongst other things, the Employee’s performance, the performance of the Company for that financial year and the remuneration policy of the Company from time to time. Payment of a bonus shall under no circumstances give rise to any entitlement, contractual or otherwise, to a bonus payment in relation to any other period and the Company may suspend or discontinue such bonus payments at any time whether generally or in relation to the Employee. The Employee acknowledges that the Company has not made any representation or guarantee that any bonus will be payable in any particular year. If the Employee should resign or otherwise cease employment with the Company for any reason whatsoever, whether during or at the end of the year, or be serving his/her notice period on the date the bonus is declared or to be paid, the Employee will not be paid any bonus (or any part thereof).

5.4	Deductions from Salary

There shall be deducted from the Employee’s remuneration (including but not limited to salary, allowance, bonus and commission) all such sums which the Parties have mutually agreed in writing to be deducted and/or which the Company is entitled, authorised and/or required under the laws of Singapore to deduct and/or withhold, whether for the Employee’s share of Central Provident Fund (“CPF”) contributions, withholding tax or otherwise. Without prejudice to the foregoing, the Company shall have the right to deduct from the Employee’s salary any inadvertent overpayment of salary or other relevant payments under this Agreement.

5.5	Tax

All income tax liabilities and other charges under applicable law incurred by the Employee in respect of his/her salary (whether by way of salary, bonus payments, benefits, or otherwise) shall be borne solely by him/her. In line with relevant tax laws, the Company may be required to withhold tax from the Employee’s salary and remit such amount to the appropriate tax authorities.

5.6	Expenses

The Company shall reimburse the Employee in respect of such expenses as may be incurred by the Employee while engaged in the business of the Company as the Company shall consider reasonable (at its discretion), upon the provision to the Company of proper receipts or other evidence of such expenditure, in accordance with the rules and procedures as may be established by the Company from time to time.

Expenses must be claimed within 30 days of being incurred. For the avoidance of doubt, any expenses which are not claimed within such a period shall only be reimbursed at the sole discretion of the Company.

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5.7	Other Benefits

The Company may in its sole discretion provide employee benefits to the Employee in accordance with its prevailing policies and employee benefits program from time to time. Employees have no contractual rights to the benefits provided by the Company from time to time and the Company reserves the right to modify or discontinue at its sole discretion, its policies and employee benefits program. All benefits provided by the Company are provided subject to the terms and conditions imposed by the Company and/or third party providers. Employees shall not be entitled to any compensation of the loss, or prospective loss, of benefits arising from any employment action taken by the Company, including, without limitation, dismissal and the Company’s rights to take such employment actions shall not be restricted or fettered by the existence of any benefit policy.

5.8	CPF Contributions

If the Employee is a Singapore Citizen or Singapore Permanent Resident or upon his/her conversion to either of the foregoing, both Parties will be required to contribute to the CPF at the rates required and subject to the limits set out under the Central Provident Fund Act 1953 (“CPF Act”), or such other applicable legislation as may be in force from time to time. The Employee acknowledges and agrees that his/her portion of CPF contributions shall be deducted from his/her salary or other applicable payments, at the rates required and subject to the limits set out under the CPF Act, or such other applicable legislation as may be in force from time to time.

6.	Annual Leave

6.1	Annual Leave Entitlements

The Company’s holiday year runs from 1 January to 31 December. In addition to statutory public holidays in Singapore, the Employee is entitled to twenty-four (24) days of paid annual leave in each holiday year, accrued on a day-to-day basis.

6.2	Approval for Annual Leave

Written approval in advance of the Company is required before annual leave may be taken. Annual leave may only be taken at such reasonable time or times as may be approved by the Company.

6.3	Accumulation of Annual Leave

The Employee shall be entitled to carry forward any accrued and unutilised annual leave entitlement in a holiday year to the following holiday year. Any annual leave entitlement which is carried forward to the following holiday year must be consumed by or before 31st March of the following holiday year and any annual leave entitlements that have been carried forward and that remain unused as at 31st March of the following holiday year will be forfeited without any obligation on the part of the Company to compensate the Employee.

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6.4	Pro-rata Entitlement

If the Employee commences or ceases employment during a calendar year, his/her annual leave entitlement will be calculated on a pro-rata basis. Upon cessation of the Employee’s employment with the Company, he/she shall, if appropriate, either be entitled to pay in lieu of any outstanding annual leave entitlement or be required to repay to the Company one day’s salary in respect of each day of leave taken in excess of his/her annual leave entitlement. If the Employee is required to repay the Company for any annual leave taken in excess of his/her annual leave entitlement, the amount to be repaid may be deducted from any monies owing to him/her from the Company after cessation of his/her employment with the Company and the Employee hereby consents to such deduction being made.

6.5	Cessation of Employment

On cessation of employment (other than on the grounds specified in Clause 9.6), the Employee shall be entitled to salary in lieu of any unused annual leave entitlement as at the date of cessation of employment. To the extent payable, payment for any unused annual leave entitlement as of the date of cessation of employment shall be made within such time as required under applicable laws.

7.	Parental Leave

The Employee shall be entitled to parental leave if he/she so qualifies, in accordance with the prevailing provisions of Singapore law from time to time, which currently provide for up to 16 weeks of paid maternity leave or four weeks of paid paternity leave, six days of paid childcare leave or two days of paid extended childcare leave, up to six weeks of paid shared parental leave, 12 weeks of paid adoption leave, and 12 days of unpaid infant care leave.

8.	Sick Leave

The Employee shall be allowed paid sick leave not exceeding:

(a)	14 working days in each completed year of service if no hospitalisation is necessary; and

(b)	60 days (inclusive of the 14 days of non-hospitalisation sick leave) in each completed year of service if hospitalisation is necessary,

provided that the Employee has served the Company for a period of not less than six (6) months. If the Employee has served the Company for a period of at least three (3) months but less than six (6) months, he/she shall be entitled to such number of days of sick leave as required in accordance with applicable legislation from time to time.

To be entitled to paid sick leave, the Employee must produce a certificate issued by a registered medical practitioner certifying that he/she is not fit for work by reason of any medical condition (the “Medical Certificate”) and his/her immediate supervisor must be notified promptly of his/her intention to take sick leave.

For the avoidance of doubt, the Company reserves the right to deem any leave of absence without a Medical Certificate as annual paid leave or unpaid leave.

The Company may require the Employee to undergo a medical examination by a medical practitioner appointed by the Company. The Employee authorises that medical practitioner to disclose to the Company any report or test results prepared or obtained as a result of that examination and to discuss with it any matters arising out of the examination which are relevant to his/her employment by the Company or which might prevent the Employee from properly performing his/her duties hereunder.

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9.	Termination of Employment

9.1	Termination by Notice

The Employee’s employment may be terminated at any time by either him/her or the Company giving to the other not less than [six (6)] months’ notice in writing.

9.2	Termination by Payment of Salary in Lieu of Notice

At any time during the said [six (6)] months’ notice in writing described in Clause 9.1, either Party shall be entitled (but not bound) to terminate the Employee’s employment immediately without prior notice by paying to the other Party the Employee’s gross salary (for the avoidance of doubt excluding any bonus and other additional remuneration) in lieu of notice for the remainder of the relevant notice period. Such payments shall be made in accordance with the Company’s regular payroll practices, as may be in effect from time to time, and in compliance with applicable laws.

9.3	Severance Payment in connection with Change of Control

If the Employee’s employment is terminated by the Company under Clause 9.1 in connection with a Change of Control Event, the Company shall pay the Employee a severance payment equivalent to ten (10) months of the Employee’s monthly basic salary (the “Severance Payment”) as at the effective date of termination of the Employee’s employment (the “Termination Date”), within two and one-half months from the Termination Date, subject to Employee executing the Company’s standard release of claims that become non-revocable prior to payment. For the avoidance of doubt, where the Employee’s employment is terminated by the Company on any of the grounds specified in Clause 9.6, the Employee shall not be entitled to receive the Severance Payment.

9.4	Notice Period and Annual Leave Entitlements

The Employee shall not be entitled to offset the notice period with any of his/her annual leave entitlements which remain unused unless the Company agrees otherwise in writing.

9.5	Garden Leave

On either Party giving notice to terminate the Employee’s employment, during such notice period:

(a)	the Company shall be under no obligation to vest in the Employee or assign to him/her any powers or duties or to provide work for him/her;

(b)	the Company may prohibit contact or communication, other than purely social contact, between the Employee and the Company’s customers and business contacts, suppliers, employees, officers, agents, directors, consultants and/or prospects;

(c)	the Company may require the Employee not to attend work for all or any part of the period of notice, exclude him/her from any premises of the Company, and remove the Employee’s access to the Company’s premises and computer systems;

(d)	the Company may require the Employee to work from home and/or to carry out exceptional duties or special projects outside the normal scope of his/her duties and responsibilities;

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(e)	the Company may require that the Employee immediately return any property belonging to the Company under Clause 12.4;

(f)	the Company may require that the Employee immediately resign from any directorships, trusteeships or other offices which he/~~she~~ may hold in any Group Company as a result of his/her capacity as an employee of the Company (or such other entity as he/she may be employed by in the Group);

(g)	the Employee shall provide such assistance as the Company may require to effect an orderly handover of his/her duties and responsibilities to any individual appointed by the Company or other Group Company to take over his/her role or responsibilities; and

(h)	the Employee shall make himself available to deal with requests for information, provide assistance, be available for meetings and to advise on matters relating to work as requested by the Company.

The Employee shall not engage in any work outside the Company, whether by himself or together with others, and whether for his/her own benefit or for the benefit of others. The Employee agrees to take all accrued but unused annual leave during the period of garden leave. The Company’s right to exercise its powers under this Clause 9.5 is subject to the Employee continuing to receive his/her salary and all other contractual benefits during the notice period. For the avoidance of doubt, all the Employee’s duties (whether express or implied) under this Agreement, including without limitation, his/her duty of fidelity, good faith, exclusive service and duties in relation to the Company’s Confidential Information under Clause 12 shall continue throughout the period of garden leave. For the avoidance of doubt, if the Employee is placed on garden leave under this Clause 9.5, he/she shall not be entitled to receive any damages or compensation in respect of any bonus or other benefit which would otherwise be due to him/her for such period.

9.6	Termination without Notice

Notwithstanding anything contained herein, the Company shall be entitled at any time to terminate the Employee’s employment with immediate effect and without any payment or compensation whatsoever should:

(a)	the Employee commit any serious breach or repeat or continue (after warning) any material breach of his/her obligations hereunder;

(b)	the Employee be absent from work for more than 2 working days continuously without prior leave from the Company and (i) the Employee has no reasonable excuse for the absence; or (ii) the Employee does not inform and does not attempt to inform the Company of the excuse for the absence;

(c)	the Employee commit any serious breach or repeat or continue (after warning) any material breach of the staff manual or the Employee Handbook (if any), Company’s Policies, compliance manual(s), guidelines and/or checklists;

(d)	the Employee commit any act or engage in any conduct which would bring the Company into disrepute;

(e)	the Employee commit or engage in any serious misconduct;

(f)	the Employee be convicted of any arrestable criminal offence (other than an offence under road traffic legislation in Singapore or elsewhere for which a fine or non-custodial penalty is imposed);

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(g)	the Employee do anything or carry out any action or omit to do something (i) in breach of Clause 15; or (ii) that causes the Company and/or the Group to be in breach of the PDPA;

(h)	the Employee become bankrupt or makes any composition or enters into any arrangement with his/her creditors;

(i)	the Employee be guilty of any fraud, dishonesty or conduct tending to bring himself/herself, the Company or any Group Company into disrepute;

(j)	the Employee be disqualified from holding office as a director in another company in which he/she is concerned or interested because of wrongful trading;

(k)	the Employee be found to have provided false or misleading information;

(l)	the Employee resign from any directorships or offices with the Company or any other Group Company which he/she may hold in his/her capacity as an employee of the Company (or such other entity as he/she may be employed by in the Group) without the consent or concurrence of the Company;

(m)	it become illegal for the Company to employ the Employee in Singapore; or

(n)	the Employee have his/her work pass revoked or not renewed by the Ministry of Manpower (if applicable).

The termination of the Employee’s employment howsoever arising shall not affect such of the terms hereof as are expressed to operate or have effect thereafter, in particular the provisions of Clause 11 and 12 below, and shall be without prejudice to any right of action already accrued to the Company in respect of any breach or default by him/her.

9.7	Suspension

If the Company believes that it may be entitled to terminate the Employee’s employment on the grounds of misconduct, it shall be entitled (but without prejudice to its right subsequently to terminate the employment on the same or any other ground) to suspend the Employee in accordance with applicable laws for the purpose of due inquiry into such misconduct, and may do any or all of the following during the period of suspension:

(a)	exclude the Employee from all or any premises of the Company or any Group Company; or

(b)	require the Employee to abstain from engaging in any contact (whether or not initiated by them) with any customer, client, supplier, other business connection, employee, director, officer, consultant or agent of the Company or any Group Company, save for in a social capacity; or

(c)	require the Employee to deliver up to the Company, without destruction, deletion or redaction of any data or images, any correspondence, documents, laptops, computer drives, computer disks and other computer equipment, tapes, mobile telephones, or wireless devices (or similar equipment) in his/her possession or under his/her control and which belong to the Company or any of its associates, and to provide to the Company full details of all then current passwords or other privacy or security measures used by the Employee in respect of any such equipment; or

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(d)	suspend or limit the Employee’s access to the Company’s and/or any Group Company’s computer, e-mail, telephone, voicemail and other communication systems or databases.

During any period of suspension pursuant to this clause, the Employee shall (for the avoidance of doubt) continue to be bound by the duties of fidelity and good faith, shall continue to be available during normal business hours (other than approved annual leave, sick leave or other authorised leave) to perform any duties that may be assigned to the Employee (if any), and shall continue to comply with the terms of this Agreement including any instruction issued by the Company.

9.8	Obligations Upon Termination

Upon the termination of the Employee’s employment howsoever arising, he/she shall:

(a)	deliver to the Company documents (including correspondence lists of clients or customers, notes, memoranda, plans and other documents of whatsoever nature) books, drawings, papers, materials and any other property or assets made or compiled by or delivered to him/her during his/her employment hereunder and concerning the business, finances or affairs of the Group;

(b)	not at any time thereafter or for any purpose, use the name of the Company or any other Group Company in connection with the Employee’s or any other name in any way which may suggest that he/she is or has been connected with the Company or the businesses of any other Group Company, nor in any way hold himself / herself out as having or having had any such connection and the Employee shall not use any proprietary information concerning the Company or any other Group Company in his/ her businesses or affairs which he/she may have acquired in the course of or as incident to his/her employment for his/her own benefit or to the detriment or intended or probable detriment of the Company or any other Group Company;

(c)	immediately and without claim for compensation resign from all positions and offices held in the Group (if any), and should the Employee fail to do so within seven (7) days from his/her last day of work with the Company, he/she irrevocably appoints the Company and its duly authorized officers and agents as his/her agent and attorney, to act for and on his/her behalf to sign, execute, verify and file any such documents and to do all other acts to effect such resignation with the same legal force and effect as if executed by him/her; and

(d)	if so requested by the Company, send to a duly appointed officer of the Company a signed statement confirming that he/she has complied with Clause 9.8(a).

9.9	Effect of Termination of the Employee’s Employment

The expiration or determination of the Employee’s employment howsoever arising shall not affect such of the provisions hereof as are expressed to operate or have effect thereafter and shall be without prejudice to any right of action already accrued to either the Employee or the Company in respect of any breach of this Agreement by the other Party.

9.10	Approved Annual Leave

Any unconsumed annual leave approved prior to notice of termination being served shall become invalid, and the Employee shall submit a fresh application to take annual leave during the notice period, the approval of which shall be at the Company’s sole discretion depending on, amongst other things, the business needs of the Company.

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9.11	Repatriation

The Employee agrees that he/she shall be solely responsible for any costs associated with repatriating him/her and his/her family, if any, after the termination of his/her employment with the Company.

10.	Conflicts of Duty

The Employee represents and warrants to the Company that by accepting the terms of his/her employment, he/she represents to the Company that his/her performance will not breach any other agreement to which he/she is a party and that he/she has not, and will not during the term of his/her employment with the Company, enter into any oral or written agreement in conflict with any of the provisions of this Agreement. Except as a representative of the Company or with the prior written approval of the Company, he/she shall not during the term of his/her employment with the Company, be engaged in any capacity in any other business, trade, or occupation (or the setting up of any business, trade, or occupation) or be or become an employee, agent, partner or director of any other company or assist or have any financial interest in any other business other than that of the Company (save as a holder of not more than two per cent. (2%) of the issued shares or securities of a company which are listed or dealt in on any recognised stock exchange or market) and shall disclose to the Company any like matters relating to his/her spouse, children, or parents. For the purpose of this Agreement, the term “occupation” shall include any public, private or charitable work which the Company considers may hinder or interfere with the performance of the Employee’s duties.

11.	Non-Competition & Non-Solicitation

11.1	Restriction

The Employee acknowledges that in the course of his/her employment with the Company, he/she is likely to obtain personal knowledge of the Group’s trade secrets, proprietary information and confidential information, as well as personal knowledge and influence over the Company’s (or any other Group Company’s) customers and employees. In addition, the Employee acknowledges that the Group has a legitimate proprietary interest in maintaining a stable and trained workforce. In the circumstances, the Employee agrees that during the period of his/her employment by the Company, and for a period of six (6) months after the termination of such employment (the “Restrictive Period”), he/she shall not in the Territory, without the Company’s prior written consent (such consent not to be unreasonably withheld), directly or indirectly, and whether for himself/herself or on behalf of any other person:

(a)	be engaged, concerned or interested in any capacity, whether as director, principal, shareholder, agent, partner, consultant, employee, contractor or otherwise and whether on a full time or part time or ad hoc basis, and whether for remuneration or not, in any business which would or might reasonably be considered to be in competition with the business carried on by the Company and/or the Group as at the cessation of his/her employment and with which he/she was involved in the course of his/her employment during the period of six (6) months before the cessation of his/her employment or (if applicable) the date he/she commences his/her garden leave in accordance with Clause 9.5 above, whichever is earlier;

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(b)	solicit or entice away or attempt to solicit or entice away from the Group the custom of, or interfere or seek to interfere or take such steps as may interfere with the supply from or sales to, any person, firm, company or organisation who shall at any time during the period of six (6) months before the cessation of his/her employment or (if applicable) the date he/she commences his/her garden leave in accordance with Clause 9.5 above, whichever is earlier, have been a customer, client, distributor or agent of the Group or in the habit of dealing with the Group and in respect of whom he/she had access to confidential information or with whom he/she has had substantial contact or was personally concerned, during the period of six (6) months before the cessation of his/her employment or (if applicable) the date he/she commences his/her garden leave in accordance with Clause 9.5 above, whichever is earlier; or

(c)	solicit or entice away or attempt to solicit or entice away from the Group any person who is an (i) officer, (ii) manager or (iii) employee holding the position of executive and above of the Group and with whom he/she had dealings in the course of his/her employment during the period of six (6) months before the cessation of his/her employment or (if applicable) the date he/she commences his/her garden leave in accordance with Clause 9.5 above, whichever is earlier, whether or not such person would commit a breach of his/her contract of employment by reason of leaving the Group.

11.2	Permitted Holdings and Activities

Nothing in Clause 11.1 shall preclude the Employee from:

(a)	holding (directly or through nominees) investments listed on any recognised stock exchange as long as he/she does not beneficially hold more than five per cent. (5%) of the issued shares, debentures or other securities of any class of one company and provided that he/she does not or shall not participate in or is otherwise involved in the management of such company; or

(b)	engaging in any general advertisement to the public of employment to which any person referred to in Clause 11.1(c) responds, provided that such advertisement is not specifically targeted at the Group nor any member of the Group nor any person referred to in Clause 11.1(c); or

(c)	being engaged, concerned or interested in any other business, provided that such Employee’s work or activities in relation thereto shall relate solely to services or activities of a kind with which such Employee was not involved in the course of his/her employment by the Company for a period of six (6) months before the cessation of his/her employment or (if applicable) the date such Employee commences his/her garden leave in accordance with Clause 9.5 above, whichever is earlier.

11.3	Consent and Undertaking to Inform

The Employee further agrees that should he/she at any time during the Restrictive Period wish to secure the consent of the Company for the purposes of Clause 11.1, he/she shall, together with his/her request, also set forth the reasons and any accompanying undertakings that he/she will abide by as conditions to such consent, as will in his/her opinion ensure that the Company’s legitimate commercial interests and his/her post-employment fiduciary obligations are not prejudiced. The Employee further agrees to inform any future or potential employer about the post-termination restrictions in Clause 11.1 (“Post-Termination Restrictions”), and that the Company is entitled to inform any such future or potential employer about the Post-Termination Restrictions.

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11.4	Reasonableness

While the restrictions set out in Clause 11.1 above are considered by the Parties to be reasonable in all the circumstances and no greater than is reasonable and necessary for the protection of the Company given that the Employee will have access to Confidential Information and will have influence over the employees, suppliers and/or customers of the Company, it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Company’s legitimate commercial interests but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in any particular manner then the said restrictions shall apply with such deletions, restrictions or limitations, as the case may be. Each of the paragraphs contained in Clause 11.1 constitutes an entirely separate and independent covenant, and if any covenant is found to be invalid, this will not affect the validity or enforceability of any of the other covenants.

11.5	Injunctive Relief

The Employee further acknowledges that a breach of this Clause 11 will immediately and irreparably harm the Company and as such, the Employee consents to a grant of temporary and permanent injunctive relief against such breach and any further breach. The foregoing is without prejudice to the Company’s right to claim for damages caused to it as a result of the said breach and any other remedy available at law or in equity.

11.6	Territory

For the purposes of Clause 11.1, “Territory” shall be interpreted as referring to Singapore and any other country where the Company or any Group Company has a direct presence and with which the Employee was directly or indirectly involved in the course of his/her employment.

11.7	Survival of Obligations

The Employee’s obligations contained in this Clause 11 shall continue even after the termination of his/her employment.

12.	Confidentiality

12.1	Prohibition

The Employee shall not, without the prior written consent of the Company:

(a)	use, copy, reproduce or otherwise exploit any Confidential Information; or

(b)	distribute, publish or disclose any Confidential Information to any person, for or in connection with anything other than the business of the Company. The Employee shall not receive any rights by implication or otherwise in any Confidential Information received by him/her under this Agreement.

The Employee further agrees that the salary and conditions set out in this Agreement are strictly confidential to him/her and that he/she is not entitled to discuss these with any other employees of the Group or with third parties, save for the purposes of seeking professional advice.

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12.2	Employee Obligations

Without prejudice to any other provisions in this Agreement, the Employee hereby agrees and undertakes to:

(a)	hold in strictest confidence the Confidential Information;

(b)	not use the Confidential Information for any purpose other than for the purpose of discharging the Employee’s work for the Company in the Employee’s capacity as an employee of the Company and always for the benefit of the Company;

(c)	not use any confidential information and/or proprietary information belonging to any of his/her former employers or of any third party who has not authorised such use or disclosure;

(d)	not use or include Confidential Information in connection with Generative AI, including in any prompt or input to Generative AI;

(e)	take all steps to prevent any reproduction, duplication and/or copying of the Confidential Information by any person;

(f)	take all steps to ensure that documents and items of work-in-progress (if any) that embody the Confidential Information are kept in secured storage areas;

(g)	surrender and return all or any of the Confidential Information and any notes, memoranda or the like including any copies thereof to the Company on the Company’s written demand; and

(h)	acknowledge that the Confidential Information and all rights therein are and shall remain the sole and exclusive property of the Company.

12.3	Information Not Protected

The protection to be accorded to Confidential Information hereunder does not and shall not extend to any information:

(a)	which is trivial or obvious;

(b)	which can be proved by documentary evidence to be information which is publicly available or which subsequently becomes publicly available other than by or in consequence of any breach of the Employee’s obligations of confidentiality;

(c)	which can be proved by documentary evidence to be already rightfully known to the Employee at the date of this Agreement and not acquired directly or indirectly from the Company;

(d)	which can be proved by documentary evidence to be independently developed by the Employee without resort to any Confidential Information;

(e)	which can be proved by documentary evidence as having been given to the Employee by third parties who are not in breach of any obligations of confidentiality or secrecy; or

(f)	which is required to be disclosed by applicable law or order of a court of competent jurisdiction or recognised stock exchange or government department or agency, provided that prior to such disclosure the Employee consults with the Company as to the proposed form, nature and purpose of the disclosure.

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12.4	Ownership of Materials

All notes, memoranda, records, correspondence, computer information (such as disks, files, spreadsheets and software), plans, drawings and other documents of whatsoever nature and all copies thereof made or compiled or acquired by the Employee during his/her employment in relation to the business, finances or affairs of any Group Company and all other property belonging to any Group Company, including but not limited to documents and other records (whether on paper, disc, tape or any electro-magnetic medium or in any other form) shall remain the property of the Group Company and shall be delivered by him/her to the Group Company from time to time on demand and in any event forthwith upon his/her leaving the service of the Company or any other Group Company.

12.5	Remedy

The Employee acknowledges that damages may be an inadequate compensation for breach of any of the covenants contained in this Clause 12 and, subject to a court’s discretion, the Company may (for itself or on behalf of any other Group Company) restrain, by injunction, equitable relief or similar remedy, any conduct or threatened conduct by the Employee which is or will be a breach of this Clause 12.

12.6	Rights and Obligations after Termination

The rights and obligations under this Clause 12 shall continue in force after termination of the Employee’s employment with the Company and shall be binding upon his/her representatives.

12.7	Permitted Disclosures

Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prohibit either Party (or either Party’s attorney(s)) from (i) filing a charge with, reporting possible violations of federal law or regulation to, participating in any investigation by, or cooperating with the U.S. Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the U.S. Commodity Futures Trading Commission, the U.S. Department of Justice or any other securities regulatory agency, self-regulatory authority or federal, state or local regulatory authority (collectively, “Government Agencies”), or making other disclosures that are protected under the whistleblower provisions of applicable law or regulation, (ii) communicating directly with, cooperating with, or providing information (including trade secrets) in confidence to any Government Agencies for the purpose of reporting or investigating a suspected violation of law, or from providing such information to such party’s attorney(s) or in a sealed complaint or other document filed in a lawsuit or other governmental proceeding, and/or (iii) receiving an award for information provided to any Government Agency. Pursuant to 18 USC Section 1833(b), (1) the Employee will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made: (x) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (y) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal and (2) the Employee acknowledges that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Further, nothing in this Agreement is intended to or shall preclude either party from providing truthful testimony in response to a valid subpoena, court order, regulatory request or other judicial, administrative or legal process or otherwise as required by law. If the Employee is required to provide testimony, then unless otherwise directed or requested by a Government Agency or law enforcement, the Employee shall notify the Company as soon as reasonably practicable after receiving any such request of the anticipated testimony.

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13.	Intellectual Property

13.1	Ownership of Works

(a)	The Employee agrees and acknowledges that all rights, titles and interests (including Intellectual Property Rights) in any ideas, concepts, inventions, discoveries, developments, audio and video recordings, designs, drawings, content, materials, products and works of authorship created or developed by the Employee either alone or with others in performing his/her normal duties or tasks specifically assigned to him/her or by using the Company’s material or technical resources (collectively, “Works”) shall be owned by the Company. In addition, the Employee also agrees to irrevocably and absolutely waive rights of any kind in and to the Works (including any rights of paternity, attribution, disclosure, withdrawal and integrity and any other moral rights).

(b)	To the extent that the Employee owns or will own any rights, titles and interests (including Intellectual Property Rights) to the Works, the Employee hereby agrees to assign and upon creation automatically assign, without further consideration, all of such rights, titles and interests (including Intellectual Property Rights), to the Company.

(c)	To the extent that any of the Employee’s rights, titles and interests (including Intellectual Property Rights) to the Works cannot be assigned to the Company despite his/her best endeavours to ensure the same, the Employee shall grant to the Company an exclusive (even as to himself/herself), irrevocable, perpetual, worldwide, transferable, sub-licensable, royalty-free/licence-fee free right and licence to use the Works for any purposes.

(d)	In any instance where the provisions of this Clause 13.1 are, pursuant to any applicable law, not fully effective in ensuring that the rights, titles and interests in the Works are automatically owned by the Company, the Employee shall (if requested by the Company) sign all papers and execute all documents, including without limitation patent applications, trade mark applications, service mark applications, declarations, oaths, formal assignments, assignment of priority rights, and powers of attorney, and do all things, which the Company may deem necessary or desirable in order to protect its rights, titles and interests in respect of the Works.

13.2	Undertakings

The Employee, unconditionally and irrevocably agrees and undertakes with the Company:-

(a)	not to take any action or cause to be done anything in any manner whatsoever, to cause the Company’s Intellectual Property Rights to be affected, compromised, diminished or lost;

(b)	not to cause or permit anything which may damage or endanger the Company’s Intellectual Property Rights or the Company’s title to it or assist or allow others to do so;

(c)	to notify the Company of any suspected infringement of the Company’s Intellectual Property Rights and to take such reasonable action as the Company shall direct at the Company’s expense in relation to such infringement;

(d)	ensure that any Works created, produced or worked on by the Employee does not infringe any third party’s Intellectual Property Rights;

(e)	not to challenge the validity of any of the Company’s Intellectual Property Rights;

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(f)	not to use the Company’s Intellectual Property Rights except directly in the conduct of the Business;

(g)	not to use the Company’s Intellectual Property Rights in the name or corporate name of such Employee;

(h)	to compensate the Company for any use of the Company’s Intellectual Property Rights by such Employee otherwise than directly in the conduct of the Business;

(i)	to indemnify the Company for any liability incurred to third parties for any use of the Company’s Intellectual Property Rights by the Employee otherwise than directly in the conduct of the Business;

(j)	not to apply for registration of the Company’s Intellectual Property Rights in such Employee’s name but to assist the Company at the Company’s expense any assistance it may require in connection with the registration of the Company’s Intellectual Property Rights in any part of the world and not to interfere with in any manner nor attempt to prohibit the use or registration of the Company’s Intellectual Property Rights or any similar name or designation by any other licensee of the Company; and

(k)	to hold any additional goodwill generated by such Employee for the Company’s Intellectual Property Rights or the Business as bare trustee for the Company.

13.3	Appointment of Company as Attorney

The Employee irrevocably appoints the Company to be his/her attorney in his/her name and on his/her behalf to sign, execute or do any such instrument or thing and generally to use his/her name for the purpose of giving to the Company (or its nominees) the full benefit of the provisions of Clause 13. A certificate in writing in favour of any third party signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by this Clause 13.3 shall be conclusive evidence that such is the case.

13.4	Waiver

To the extent permissible under applicable law, the Employee waives any and all of his/her rights in relation to the Works created or developed by the Employee during the Employee’s employment with the Company and he/she shall not assert any right or to institute, support, maintain or permit any action or claim based on or in connection with the infringement or the alleged infringement of his/her rights.

13.5	Rights and Obligations after Termination

The rights and obligations under this Clause 13 shall continue in force after termination of the Employee’s employment with the Company in respect of any Works created or developed by the Employee during the Employee’s employment under this Agreement and shall be binding upon his/her heirs, successors, assigns and representatives.

14.	Medical Care and Insurance

The Employee will be provided with medical care in accordance with the prevailing Company’s Policies relating thereto for the time being, which may be changed at the sole discretion of the Company, and to the benefits under any group insurance scheme to which the Company contributes for the provision of hospital, surgical or other medical benefits to its staff.

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15.	Data Protection

15.1	Collection of Personal Data

Personal Data that the Company may collect in the context of the Employee’s employment with the Company includes, without limitation, the Employee’s name or alias, NRIC/FIN or passport number, date of birth, nationality, telephone number, email address, contact details, employment and training history, salary information and bank account details, details of the Employee’s next-of-kin, work-related health issues and disabilities, records on leave of absence from work, photographs and other audio-visual information, performance assessments, disciplinary records, additional information provided to the Company by the Employee as a job applicant, and any other Personal Data that the Employee knowingly and voluntarily provide to the Company.

15.2	Consent

The Employee consents to the collection, use, disclosure and/or processing of his/her Personal Data (including his/her roles and responsibilities, job functions, the reasons and circumstances for the cessation of his/her employment, investigations whether internal or external and the outcomes thereon, and any other matters which relate to his/her fitness and propriety whilst under employment at the Company) by the Company or any Group Company for legal, personnel, administrative, management and/or evaluative purposes. The Employee further consents that the Company may disclose his/her Personal Data to third parties where necessary, for the following purposes:

(a)	performing obligations under or in connection with the Employee’s contract of employment with the Company, including payment of salary and tax;

(b)	all administrative and human resources related matters within the Group, including administering payroll, granting access to the Company’s premises and computer systems, processing leave applications, administering the Employee’s insurance and other staff benefits, processing the Employee’s claims and expenses, and investigating any acts or defaults (or suspected acts or defaults) and developing human resource policies;

(c)	managing and terminating the Employee’s employment relationship with the Company;

(d)	monitoring the Employee’s performance during employment and the Employee’s use of the Company’s computer network resources and systems to, amongst other things, investigate potential contraventions of the Company’s internal or external compliance regulations, and resolving any employment related grievances;

(e)	assessing and evaluating the Employee’s suitability for employment/appointment or continued employment/appointment in any position within the Group;

(f)	ensuring business continuity for the Company in the event that the Employee’s employment with the Company is or will be terminated;

(g)	performing obligations under or in connection with the Company’s provision of goods and services to its customers;

(h)	marketing the Company’s goods and services to potential customers;

(i)	facilitating any proposed or confirmed merger, acquisition or business asset transaction involving any part of the Company, or corporate restructuring process; and

(j)	facilitating the Company’s compliance with any laws, customs and regulations which may be applicable to the Company.

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15.3	Employee Obligations in Relation to Personal Data

The Employee shall comply with the PDPA and any data protection policy of the Company when handling Personal Data in the course of his/her employment, including Personal Data relating to any employee, customer, client, supplier or agent of the Company or any Group Company. Failure to comply with the PDPA and any data protection policy of the Company shall be met with disciplinary action and may be treated as gross misconduct resulting in the Employee’s dismissal without notice.

16.	General

16.1	Notices

Notices shall be given in writing by post, courier, personal delivery or electronic mail addressed, in the case of the Company, to its principal place of business for the time being or to the following electronic mail address: [Insert the Company’s E-Mail Address] and, in the Employee’s case, to him/her at his/her last known address or the electronic mail address in his/her employee personnel file. Any such notice, if given by post shall be deemed to have been duly served 48 hours after posting and in proving the same, it shall be sufficient to show that the envelope containing the same was duly addressed, stamped and posted. Any notice given by courier or personal delivery shall be deemed to be duly served at the time of delivery to the Employee. Any notice given by electronic mail shall be deemed to be duly served at the time of transmission provided that the sender does not receive any indication that the electronic mail message has not been successfully transmitted to the intended recipient or has been delayed. In each case where delivery occurs on a day which is not a business day or after 6pm on a business day, service shall be deemed to occur at 9am on the next following business day.

16.2	Section 409A

(a)	To the extent applicable, this Agreement shall be interpreted in accordance with Section 409A (“Section 409A”) of the United States Internal Revenue Code of 1986, as amended (the “Code”). Notwithstanding any provision of this Agreement to the contrary, if the Company determines that any compensation or benefits payable under this Agreement may be subject to Section 409A, the Company shall work in good faith with the Employee to adopt such amendments to this Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Company determines are necessary or appropriate to avoid the imposition of taxes under Section 409A, including without limitation, actions intended to (i) exempt the compensation and benefits payable under this Agreement from Section 409A, and/or (ii) comply with the requirements of Section 409A; provided, however, that this Clause 16.2 shall not create an obligation on the part of the Company to adopt any such amendment, policy or procedure or take any such other action, nor shall the Company have any liability for failing to do so.

(b)	Any right to a series of installment payments pursuant to this Agreement is to be treated as a right to a series of separate payments. To the extent permitted under Section 409A, any separate payment or benefit under this Agreement or otherwise shall not be deemed “nonqualified deferred compensation” subject to Section 409A to the extent provided in the exceptions in Treasury Regulation Section 1.409A-1(b)(4), Section 1.409A-1(b)(9) or any other applicable exception or provision of Section 409A. Any payments subject to Section 409A that are subject to execution of a waiver and release which may be executed and/or revoked in a calendar year following the calendar year in which the payment event (such as termination of employment) occurs shall commence payment only in the calendar year in which the consideration period or, if applicable, release revocation period ends, as necessary to comply with Section 409A. All payments of nonqualified deferred compensation subject to Section 409A to be made upon a termination of employment under this Agreement shall only be made upon the Employee’s separation from service (within the meaning of Section 409A).

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(c)	To the extent that any payments or reimbursements provided to the Employee under this Agreement are deemed to constitute compensation to the Employee to which Treasury Regulation Section 1.409A-3(i)(1)(iv) would apply, such amounts shall be paid or reimbursed reasonably promptly, but not later than December 31 of the year following the year in which the expense was incurred. The amount of any such payments eligible for reimbursement in one year shall not affect the payments or expenses that are eligible for payment or reimbursement in any other taxable year, and the Employee’s right to such payments or reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit.

16.3	Excess Parachute Payments; Limitation on Payments.

(a)	Notwithstanding any other provision of this Agreement, in the event that any payment or benefit received or to be received by the Employee (including any payment or benefit received in connection with a termination of the Employee’s employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits being hereinafter referred to as the “Total Payments”) would be subject (in whole or part), to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then, the Total Payments shall be reduced, to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax but only if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which the Employee would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments). If the Total Payments are so reduced, the Company shall reduce or eliminate the Total Payments (A) by first reducing or eliminating the portion of the Total Payments which are not payable in cash (other than that portion of the Total Payments subject to clause (C) hereof), (B) then by reducing or eliminating cash payments (other than that portion of the Total Payments subject to clause (C) hereof) and (C) then by reducing or eliminating the portion of the Total Payments (whether payable in cash or not payable in cash) to which Treasury Regulation § 1.280G-1 Q/A 24(c) (or successor thereto) applies, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time.

(b)	For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax, (i) no portion of the Total Payments the receipt or enjoyment of which the Employee shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code shall be taken into account; (ii) no portion of the Total Payments shall be taken into account which, in the written opinion of an independent, nationally recognized accounting firm (the “Independent Advisors”) selected by the Company, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of Independent Advisors, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the ”base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation; and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Independent Advisors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

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16.4	Effect of Termination

The termination of the Employee’s employment howsoever arising shall not affect such of the terms hereof as are expressed to operate or have effect thereafter and shall be without prejudice to any right of action already accrued to the Company in respect of any breach or default by him/her.

16.5	Remedies and Waivers

No failure on the part of any Party to exercise and no delay on the part of any Party in exercising any right or remedy hereunder will operate as a release or waiver thereof, nor will any single or partial exercise of any right or remedy under this Agreement preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

16.6	Assignment

The Employee shall not (nor shall he/she purport to) assign or transfer to any third party the benefit and/or burden of this Agreement, or grant, declare, create or dispose of any right, interest or obligation in it, or sub-contract the performance of any of his/her obligations under this Agreement, without the Company’s prior written consent.

16.7	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Either Party may enter into this Agreement by signing any such counterpart.

16.8	Third Party Rights

Unless otherwise expressly provided herein, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 2001 to enforce any term of this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, the Parties hereto may agree to supplement, vary (including any release or compromise of liability), rescind or terminate this Agreement without the consent of any third party. No rule of construction applies to the disadvantage of a Party because that Party was responsible for the preparation of, or seeks to rely on, this Agreement or any part of it.

16.9	Severability of Terms and Conditions

The various provisions in this Agreement are severable and if any provision or identifiable part is held or found to be invalid or otherwise unenforceable, it shall be deemed to be severed from the provision, but the remainder of the provision shall remain in full force and effect.

16.10	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matters hereof, supersedes all previous correspondence, discussions, agreements, representations and undertakings exchanged or made between the Parties, and there are no representations, understandings or agreements relative hereto which are not fully expressed herein. Neither of the Parties has entered into this Agreement in reliance upon any representation, warranty or undertaking of the other Party which is not set out or referred to in this Agreement as forming part of the contract of employment of the Employee.

16.11	Amendments

The Company shall have the right to unilaterally:

(a)	amend, add to or vary any of the terms in this Agreement for the purposes of compliance with applicable laws; or

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(b)	make any amendments, additions or variations to this Agreement which are editorial in nature or for the purposes of reflecting any administrative or policy changes within the Company, and such amendment, addition or variation shall become fully effective and a binding term of the Employee’s employment upon notification to him/her. For the avoidance of doubt, no amendment or variation of the Employee’s material terms of employment (such as his/her salary and material employment benefits) shall be effective unless it is made in writing and signed by or on behalf of each of the Parties.

16.12	Governing Law

The terms and conditions set out in this Agreement shall be governed by and construed in accordance with the laws of Singapore.

16.13	Dispute Resolution

The Employee agrees to first inform the Company of any potential dispute in relation to his/her employment, and utilise the Company’s internal grievance procedure in accordance with the Company’s policies from time to time in force. Upon the receipt of such notice from the Employee, the Company and the Employee shall engage in good faith discussions to first resolve such dispute before commencing litigation. If the Employee is dissatisfied with the final determination of the internal grievance procedure, he/she may choose to proceed to commence litigation. Any dispute arising out of or in connection with this Agreement, including any question as to the existence, validity or termination of this Agreement, shall be referred to and finally resolved by arbitration pursuant to the rules of the Singapore International Arbitration Centre (“SIAC Rules”) for the time being in force, which rules are deemed to be incorporated by reference in this Clause. The seat of arbitration shall be Singapore and the arbitration shall be conducted in the English language. The arbitral tribunal shall consist of a single arbitrator to be appointed by the President of the Court of Arbitration of the SIAC in accordance with the SIAC Rules.

[Remainder of page intentionally left blank]

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SCHEDULE

DUTIES AND RESPONSIBILITIES

[●To be set out based on the position held by the relevant Employee]

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IN WITNESS WHEREOF this Agreement has been entered into by the Parties hereto.

The Company

SIGNED by

Name

Designation	Signature
for and on behalf of

HORIZON QUANTUM HOLDINGS LTD.

The Employee

SIGNED by

[●]
Name	Signature

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Annex A-3

Form of Irish Executive Officer Employment Agreement

DATED THE	DAY OF	2026

BETWEEN

HORIZON QUANTUM HOLDINGS LTD.

AND

<Name>

EMPLOYMENT AGREEMENT

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EMPLOYMENT AGREEMENT

THIS AGREEMENT is made on the 2026

BETWEEN:

(1)	Horizon Quantum Holdings Pte. Ltd. (Company Registration No.202537774K), a company incorporated in Singapore and having its registered address at 9 STRAITS VIEW, #06-07, MARINA ONE WEST TOWER, SINGAPORE 018937 (the “Company”); and

(2)	<Name> of <Address> (the “Employee”),

(collectively, the “Parties” and each, a “Party”).

WHEREAS:

The Company shall employ the Employee and the Employee shall serve the Company as <Position> upon the terms and subject to the conditions of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	Definitions and Interpretation

1.1	Definitions

In this Agreement, unless the subject or context otherwise requires, the following words or expressions shall have the following meanings:

“Board” means the board of directors of the Company.

“Business” means the business of developing software for quantum computers and associated hardware innovations.

“Confidential Information” means all information (including all oral and visual information, and all information recorded in writing or electronically, or in any other medium or by any other method), wherever located, disclosed to, or obtained by the Employee from any Group Company or a third party acting on the Group Company’s behalf and (without prejudice to the generality of the foregoing) shall include, but shall not be limited to:

(a)	any such information ascertainable by the inspection, analysis or reading of the document or any other medium in which the information is recorded, and whether or not with the assistance of any electronic, mechanical or other devices;

(b)	any such information relating to a Group Company’s business, affairs, financial performance, business methods, property, distributorship, trading, transactions and/or other arrangements with third parties in which the Group Company may be or may have been concerned or interested, ideas, procedures, systems, inventions, algorithms, formulae, developments, databases, research, technical or other representations, documentation, diagrams and flow charts, schedules, forecasts, strategies, contact lists, business partner lists, rates of pay, operations, processes, plans, intentions, product information, know-how, designs, trade secrets, software, market opportunities, customer lists and business affairs;

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(c)	Personal Data of individuals (including but not limited to those of colleagues, customers (who are individuals), corporate customers’ staff (including Personal Data provided by corporate customers), and corporate suppliers’/partners’/contractors’ staff) that the Employee comes into or may have come into contact with during the course of the Employee’s work or employment; and

(d)	any other information or materials not listed above but which are confidentially disclosed by the Group Company or any third party to the Employee, which are marked private, secret or confidential, or are by their nature intended to be exclusively for the knowledge of the Employee alone.

“Change of Control Event” means: (a) a transfer (whether by merger, consolidation, exchange or otherwise), in one (1) transaction or a series of related transactions, to a Person or group of affiliated Persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such transaction, such Person or group of affiliated Persons would hold at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; (b) any reorganisation, scheme of arrangement, merger, amalgamation or other consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company and its Related Corporations.

“Employment” means the Employee’s employment by the Company on the terms of this Agreement or, where the context permits or requires, the duration of the Employee’s continued employment under this Agreement.

“Generative AI” means any current or future product, service, or tool that relies on or otherwise utilises artificial intelligence, machine learning, large language models, or other similar or successor technologies, in whole or in part, to create, generate, modify, or output content of any kind.

“Gratuities” means the direct or indirect procurement to accept or obtain for the Employee’s own benefit (or for the benefit of any other person) any compensation, payment, discount, commission, voucher, gift, entertainment or other financial or non-financial benefit outside the normal course of business.

“Group” means the Company and its Related Corporations from time to time and “Group Company” shall refer to any of them.

“Intellectual Property Rights” means the full benefit of:-

(a)	all patents, trademarks, service marks, and other marks, logos, get-up, trade and business names, internet domain names, rights in designs (and applications for all the same), copyrights (including rights in computer software), moral rights, database rights, rights in knowhow, trade secrets (including, but not limited to, quantum algorithms, computer codes and processes developed by the Company), confidential information, inventions (including quantum hardware innovations developed by the Company), discoveries, improvements, designs, techniques, computer programs and other confidential processes and information and know-how, in each case whether capable of being registered, registered or unregistered and including applications for registration and all rights or forms of protection having equivalent or similar effect anywhere in the world and rights in the nature of unfair competition rights and rights to sue for passing off;

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(b)	rights under licences, consents, orders, statutes or otherwise in relation to a right under sub-paragraph (a) above;

(c)	rights of the same or similar effect or nature as or to those in subparagraph (a) and (b) which now or in the future may subsist; and

(d)	the right to sue for past infringements of any of the foregoing rights.

“Incapacity” means any illness, injury or other medical condition which prevents the Employee from carrying out the Employee’s duties.

“Person” means any individual person, firm, company, partnership, unincorporated association, joint venture or other legal entity.

“Applicable Data Protection Laws” means the privacy and data protection laws applicable to the Parties, including without limitation and as applicable (and in each case as amended, supplemented or replaced from time to time): (i) the General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and the Council of 27 April 2016) (the “GDPR”); (ii) any consequential, derivative or related member state data protection legislation implementing or complementing the GDPR, including without limitation the Irish Data Protection Act 2018; (iii) Directive 2002/58/EC as amended by Directive 2009/136/EC on processing of personal data and the protection of privacy in the electronic communications sector, as implemented into applicable national law, including without limitation by way of the European Communities (Electronic Communications Networks and Services) (Privacy and Electronic Communications) Regulations 2011 and equivalent requirements in any other jurisdiction; (iv) any guidance and/or codes of practice issued by the Data Protection Commission or other relevant supervisory authority (as defined in the GDPR), including without limitation the European Data Protection Board; and (v) any laws, codes, rules, guidelines, regulations or instruments and provisions in force from time to time relating to data protection, data integrity, data security or privacy applicable to the Parties.

“Personal Data” has the meaning set out in the GDPR.

“Related Corporation” means any undertaking which from time to time is a subsidiary of the Company or is a holding company of the Company or a subsidiary of any such holding company (“holding company” and “subsidiary” having the meanings set out in section 7 and 8 of the Irish Companies Act 2014) or is an associated undertaking of the Company within the meaning of paragraph 20 of Schedule 4 of the Companies Act 2014.

“Start Date” as may be agreed between the parties.

“Termination” means the termination of the Employee’s employment with the Company however caused.

“Termination Date” means the date of Termination.

1.2	Interpretation

In this Agreement, unless the context or subject matter after otherwise requires:

(a)	a reference to a statutory provision shall include that provision as it is in force for the time being taking account of any amendment, extension, or re-enactment and includes any subordinate legislation for the time being in force made under it;

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(b)	words importing the singular shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words importing an individual shall include a company or corporation and vice versa;

(c)	a reference to this Agreement or to any other agreement or document referred to in this Agreement is a reference to this Agreement or such other agreement or document as varied or novated (in each case, other than in breach of the provisions of this Agreement) from time to time;

(d)	any reference to a time of day is a reference to Irish time; and

(e)	references to “Clauses” and “Schedules” are, unless otherwise stated, to clauses of and schedules to this Agreement respectively, and references to this Agreement include its Schedules.

2.	Warranties and Representations

2.1	The Employee represents and warrants to the Company that:

(a)	by entering into this Agreement or performing any of the Employee’s obligations under it, the Employee is not and will not be in breach of any court order or any express or implied terms of any contract or other obligation binding on the Employee, including to any current or previous employer;

(b)	the curriculum vitae and other details provided by the Employee to the Company or a third party in relation to the Employee’s Employment (including, but not limited to academic and/or professional certificates and qualifications, career history or level of experience) are true, complete and accurate in all material respects;

(c)	the Employee is not currently and has never been disqualified to act as a director of a company within Ireland or elsewhere;

(d)	the Employee has not, to the best of the Employee’s knowledge and belief, been subject to any investigation or disciplinary action by a regulatory authority; and

(e)	the carrying out of the Employee’s duties pursuant to this Agreement will not result in the disclosure or use by the Employee of any confidential information or intellectual property of any other party, including any current or previous employer.

2.2	The Employee confirms that the Employee is currently entitled to live and work in Ireland and the Employee must provide the Company with copies of all relevant documents in this respect, at the request of the Company. The Employee’s entitlement to live and work in Ireland is a condition of the Employee’s Employment and the Employee must notify the Company immediately if the Employee ceases to be so entitled at any time during the Employee’s Employment.

2.3	For the avoidance of doubt, representations and warranties included in this clause shall be entirely observed by the Employee from the Start Date

2.4	The Employee shall indemnify the Company against all claims, liabilities, losses, costs and expenses which the Company may suffer or incur or which may be made against the Company arising out of, or in respect of, any breach of the warranties and representations provided by the Employee in this Agreement.

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3.	Date of Commencement

3.1	Subject to Clause 3, the Employment shall commence on the Start Date and the Company shall employ the Employee as <Position> or in any other capacity of similar status as the Company may reasonably require.

3.2	For the purposes of continuity of service, no employment with a previous employer counts towards the Employee’s period of continuous employment with the Company.

4.	Duties

4.1	As the <Position>, the Employee’s duties shall be as specified in the Schedule hereto. In addition, the Employee shall from time to time undertake such other reasonable duties and roles as the Company shall from time to time assign or vest in the Employee as may be necessary to meet the needs of the business of the Company and, without further remuneration unless otherwise agreed, accept such roles, office, appointments or designations as the Company may from time to time require, including without limitation, in any other Group Company.

4.2	For the avoidance of doubt, any resignation or removal from any role, office, appointment or designation within the Group for any reason whatsoever shall not affect the Employee’s employment with, and responsibilities as <Position> (and vice versa).

4.3	The Company reserves the right to second the Employee, with the Employee’s consent, from time to time to any of the companies in the Group (“Host Company”). The secondment shall not result in a reduction in the Employee’s salary or any other material deterioration in the Employee’s terms of employment. In the event of a secondment, the Employee shall remain an employee of the Company at all times and shall not be deemed to be an employee of the Host Company by virtue of the secondment

4.4	During the Employment the Employee shall:

(a)	devote the whole of her working time, attention and skills exclusively to the performance of her duties and to the business of the Company;

(b)	diligently exercise such powers and perform such duties as the Company or the Board may from time to time assign or delegate to or vest in the Employee,

(c)	comply with all reasonable and lawful resolutions, regulations and directions given to the Employee by the Company or the Board or any applicable regulatory authority;

(d)	promptly make such reports and provide such information to the Company or the Board in connection with the Employee’s duties or the Company’s affairs, as may be requested by the Company or the Board from time to time;

(e)	comply with the Company’s non-contractual rules, policies and procedures as set out in the Employee Handbook or otherwise and as may be in force from time to time;

(f)	comply with the performance objectives set by the Company or the Board, as adjusted from time to time;

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(g)	report the Employee’s own wrongdoing, serious breach of duty or any other act which might materially damage the interests of the Company or any Related Corporation to the Company immediately on becoming aware of it;

(h)	report any actual, proposed or suspected wrongdoing, serious breach of duty or any other act which might materially damage the interests of the Company or any Related Corporation, or of an employee or director of the Company or of any Related Corporation, to the Company immediately on becoming aware of it; and

(i)	carry out the Employee’s duties in a proper and efficient manner and use the Employee’s best endeavours to promote, protect, maintain, develop and extend the interests, business, reputation and welfare of the Company.

4.5	All documents, manuals, hardware and software provided for the Employee’s use by the Company, and any data or documents (including copies) produced, maintained or stored on the Company’s computer systems or other electronic equipment remain the Company’s property.

4.6	Reporting

The Employee shall report directly to the CEO.

4.7	Company Secretary

The Company reserves the right to terminate the Employee’s position as Company Secretary or any other office held by the Employee in the Company or any Group Company with immediate effect at any time by giving the Employee written notice, and she shall not be entitled to any compensation for the loss of her position as Company Secretary or office.

If the Employee does not resign as Company Secretary or from any other office held in the Company or any Group Company, the Company or any Group Company, having been directed to do so in accordance with this Agreement, reserves the right to terminate the Employee’s office in accordance with applicable law (e.g. section 146 of the Companies Act 2014) or act as the Employee’s attorney to effect her resignation from her position as Company Secretary or any other office held by the Employee in the Company or any Group Company.

By signing this Agreement, the Employee irrevocably appoints the Company as her attorney to act on her behalf to sign, execute, verify and file any such documents or take any action in her name necessary to effect her resignation as Company Secretary of the Company or any other office in the Company or any Group Company, with the same legal force and effect as if executed by her. If there is any doubt as to whether such a document (or other measure) has been carried out within the authority conferred by this clause, a certificate in writing (signed by any director of the Company) will be sufficient to prove that the act or measure falls within that authority.

During the Employment, the Employee shall not do anything that could cause the Employee to be disqualified from continuing to act as Company Secretary, or other office, of the Company or any Group Company. The Employee is required to provide the Company with seven days’ notice of the Employee’s intention to resign from the Employee’s position as Company Secretary of the Company or any other office held in the Company or Group Company.

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4.8	Hours of Work

Given the seniority of the Employee’s position, the Employee shall have autonomy over the Employee’s own working hours and shall devote such time, and additional hours, as is reasonably required to perform the Employee’s duties or to meet the needs of the Company. The Employee is expected to work a minimum of 5 days per week (a minimum of 40 hours per week, 8 hours per day). The Employee acknowledges that as the Employee is responsible for determining the duration of the Employee’s own working time, Part II of the Organisation of Working Time Act, 1997 (as may be amended) shall not apply to the Employment. The fact that the Employee may be required to work on a Sunday from time to time is already taken into account in the determination of the Employee’s salary.

Unless prevented by illness, the Employee shall devote the whole of the Employee’s time and attention during the Employee’s normal working hours to the discharge of the Employee’s duties and conform to such hours of work as may from time to time be reasonably required of the Employee.

4.9	Place of Work

The Employee’s normal place of work shall be the Company’s office(s) in Dublin. However, the Company reserves the right to change this to any other premises as it deems necessary at its sole discretion. In this regard, the Employee may be required to work at and/or travel to such places (within or outside Ireland) as the Company may reasonably require without additional remuneration and the Employee hereby agrees to travel to such places (whether within or outside of Ireland) and on such occasions as may be required by the Company and necessary for the proper execution by the Employee of the Employee’s duties. For the avoidance of doubt, the Company will pay for all reasonable expenses incurred in respect of travel required of the Employee to any location except the Company’s offices in Dublin for the duration of normal business hours in accordance with the existing Company travel expense policy.

In accordance with the Company’s policy on remote working, the Company may allow the Employee to work remotely on a temporary or regular basis at the Employee’s home address as set out in this Agreement or other place of work that is agreed between the Employee and the Company in writing, in accordance with applicable Company remote working, data protection and IT security policies that may be in place from time to time. All requests for remote working are to be dealt with in accordance with the Company’s policy on remote working. At any time when the Employee is working remotely, she shall:

(a)	continue to comply with the Employee’s obligations under this Agreement and adhere to all policies and procedures of the Company;

(b)	comply, and facilitate the Company in complying, with all applicable health and safety obligations and the Employee is required to take reasonable care of the Employee’s own health and safety and that of anyone else who may be affected by the Employee’s acts or omissions at work;

(c)	ensure the security and confidentiality of the Company’s information at all times;

(d)	immediately report any breach of security arrangements, theft or damage;

(e)	ensure that her remote working arrangements do not in any way interfere with her work during working hours;

(f)	inform the Company as soon as possible if the Employee plans to change her home address and shall provide the Company with details of her new home address when the change occurs;

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(g)	not work remotely outside of Ireland without the Company’s prior consent;

(h)	ensure that the home workspace complies with all home or tenant insurance policies and the Employee confirms that, by working from the Employee’s home, the Employee is not in breach of any covenant or agreement; and

(i)	be responsible for the cost of home utilities and any renovation costs associated with the home workspace.

The home workspace is considered an extension of the Company’s workspace and should be a dedicated space furnished and equipped as appropriate for the Employee’s job requirements. The Employee is responsible for maintaining the home workspace in a safe condition and free from hazards and, in that regard, the Company reserves the right to inspect the Employee’s home workspace during working hours, with advance notice, for the purposes of determining that it is safe and free from hazards, to suggest modifications, to ensure Company equipment and property is secure and properly maintained or for other business and health and safety purposes as the Company may deem necessary and appropriate from time to time.

4.10	Compliance with Laws

The Employee shall at all times comply fully with all laws, customs, regulations and codes of conduct to which she is or may be subject or which are in force in the country in which she is from time to time located.

4.11	Gratuities

During the Employment, the Employee:

(a)	shall not directly or indirectly procure, accept or obtain for the Employee’s own benefit (or for the benefit of any other person) Gratuities from any third party in respect of any business transacted (whether or not by the Employee) by or on behalf of the Company or any Related Corporation;

(b)	shall observe the terms of any policy issued by the Company or any Related Corporation in relation to Gratuities; and

(c)	shall, as soon as reasonably practicable, disclose or account to the Company or any Related Corporation for any Gratuities received by the Employee (or any other person on the Employee’s behalf or at the Employee’s instruction).

For the avoidance of doubt, this Clause shall not apply to air miles, frequent flyer miles or other similar travel points redeemable under loyalty programmes offered by airlines and/or payment companies.

4.12	Communications

Save as expressly specified by the Company, the Employee shall not under any circumstances either directly or indirectly communicate any views in an official capacity as an agent, employee or representative of the Company via print, television, wireless, online, social or other media.

4.13	Capacity

In the pursuance of her duties, the Employee shall work for the Company in that capacity or in such other capacity as the Company may require (which may include assuming an appointment to the board of directors of any Group Company). In performing those duties, Clause 5.4 will apply as if references to the Company are to the appropriate Group Company.

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4.14	Company Policies

The Employee is required to comply with all prevailing or future codes of conduct, policies, rules and regulations as may be laid down and/or amended by the Company from time to time (“Company’s Policies”). In the event that there are any inconsistencies between this Agreement or any of the Company’s Policies, the terms in this Agreement will take precedence. The Company’s Policies are non-contractual and do not form part of the Employee’s terms and conditions of employment. These Company’s Policies will be made available to the Employee.

5.	Remuneration

5.1	Salary

The Employee will be paid a base salary of <Salary> (gross) per annum, subject to the deduction of income tax (PAYE), pay related social insurance contributions (PRSI), universal social charge (USC) (all of which will be remitted to the Irish Revenue Commissioners) and such other deductions which the Company is obliged by law or requested by the Employee or entitled under this Agreement to make.

The salary shall accrue from day to day but shall be paid by equal monthly installments in arrears on the first working day of the next calendar month into the Employee’s nominated bank account. It is the Employee’s sole responsibility to notify the Company of any changes to her bank account.

The Company shall, to the extent permitted by law, be entitled to deduct from the Employee’s salary (or from any other sum due to the Employee) during her Employment or on Termination, any amounts due to the Company from the Employee. By signing this Agreement, the Employee consents to the deduction of such sums for the purposes of the Payment of Wages Act, 1991.

The Employee may, under Section 23 of the National Minimum Wage Acts 2000 and 2015, request a written statement of the Employee’s average hourly rate of pay of any pay reference period. The Company’s pay reference period for the purposes of the National Minimum Wage Acts 2000 and 2015 is one month.

The Employee’s salary shall be deemed to include any fee receivable by the Employee as a director of the Company or any Group Company in which the Employee currently holds office or which the Employee may hold in the future.

5.2	Review of Salary

The salary may be increased at the discretion of the Board. A salary increase will depend on, amongst others, the Employee’s performance, the performance of the Company and economic conditions generally. The Company is under no obligation to award a salary increase following a salary review. Any increase in one year shall not give rise to an entitlement or expectation of a salary increase in any subsequent years. There will be no salary review after notice has been served by either Party to terminate the Employment. For the avoidance of doubt, the Employee should not have any legitimate expectations of an increment following such review.

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5.3	Discretionary Bonus

The Employee will be eligible to participate in the Company’s discretionary bonus scheme, on such terms and at such level as the Company may determine from time to time. The Company may, but shall not be obliged to, in addition to the salary, pay the Employee a discretionary bonus of such amount and at such intervals as the Company may in its absolute discretion determine. The amount (if any) of such bonus shall depend on, amongst other things, the Employee’s performance, the performance of the Company for that financial year and the remuneration policy of the Company from time to time. Payment of a bonus shall under no circumstances give rise to any entitlement, contractual or otherwise, to a bonus payment in relation to any other period and the Company may suspend or discontinue such bonus payments at any time whether generally or in relation to the Employee. The Employee acknowledges that the Company has not made any representation or guarantee that any bonus will be payable in any particular year. If the Employee should resign or otherwise cease employment with the Company for any reason whatsoever, whether during or at the end of the year, or be serving her notice period on the date the bonus is declared or to be paid, the Employee will not be paid any bonus (or any part thereof). The Employee shall have no right to any bonus (whether on a pro-rata basis or otherwise) if she has an unexpired disciplinary warning on file on the date when the bonus might otherwise have been payable. For the avoidance of doubt, any bonus, if awarded, does not become due and payable until the date of payment of the bonus. Any bonus payment will be subject to such statutory deductions as is required by law.

5.4	Pensions

The Employee will be entitled to join the Company’s pension scheme (the “Scheme”), subject to the rules of the Scheme as may be amended from time to time. Full details of the Scheme (including details of eligibility requirements and the current rates of employee and employer contributions applicable to the Employee) will be provided to the Employee. The Employee agrees that the Company is authorised to deduct from the Employee’s salary any employee contributions payable by the Employee to the Scheme.

The Company reserves the right to amend, withdraw or replace the Scheme (and reference to the Scheme in this Agreement shall be read as also referring to any replacement scheme or plan the Company may establish in place of the Scheme). In particular, the Company reserves the right to amend the terms of the Scheme as necessary to ensure that the Scheme will be treated as a “qualifying occupational pension scheme” for the purposes of the Automatic Enrolment Retirement Savings System Act 2024 (as may be amended) (the “AE Act”). Such changes may include increasing the minimum rate of contributions employees who opt to join the Scheme are required to make. The Employee will be given prior notice of the making of any such changes.

In the event that the Employee is enrolled into the My Future Fund system established under the AE Act then the Company will, as required under the AE Act, deduct any contributions payable by the Employee from her salary and remit these to My Future Fund and make required employer contributions. For so long as the Company is required to make contributions in respect of the Employee to My Future the Company reserves the right, in its absolute discretion, to cease, suspend or vary the payment of contributions to the Scheme.

5.5	Expenses

The Company shall reimburse the Employee in respect of such expenses as may be incurred by the Employee while engaged in the business of the Company, upon the provision to the Company of proper receipts or other evidence of such expenditure, in accordance with the rules and procedures as may be established by the Company from time to time.

Expenses must be claimed within 30 days of being incurred. For the avoidance of doubt, any expenses which are not claimed within such a period shall only be reimbursed at the sole discretion of the Company.

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5.6	Other Benefits

Subject to and conditional upon the terms of this clause, the Employee will be eligible to participate in such benefit plans as may be notified to the Employee in writing by the Company from time to time. Full details of any such benefit scheme shall be provided to the Employee, which include health insurance, death in service, D&O liability insurance, income protection and travel insurance.

Participation in such benefit plans shall be subject at all times to the rules and conditions and underwriting criteria applicable to the relevant plan, as may be amended from time to time.

The Company, in its sole and absolute discretion, reserves the right to discontinue, replace, vary or amend any or all of the benefit plans made available to the Employee (including the level of the Employee’s cover and/or that of the Employee’s family, where applicable) at any time on reasonable notice and without compensation. The Company shall not be liable to provide the Employee with any replacement benefit of the same or similar kind or to pay any compensation in lieu of such benefit.

All insured benefits are subject to:

(a)	the policy terms, conditions and rules of the relevant schemes, as amended from time to time; and

(b)	the Employee (and, if appropriate, the Employee’s spouse, civil partner, or long term partner and/or dependent children) satisfying the normal underwriting requirements of the relevant insurance provider.

In the event that the insurer of any insured benefit does not meet a claim made by the Employee (or her spouse, civil partner, long term partner and/or dependent children) then the Employee will have no claim against the Company in respect of that insured benefit.

Participation in any benefit plan shall automatically cease on the Termination Date and the Employee shall not be entitled to claim any compensation for loss of such benefits as part of any claim for damages or compensation.

Nothing in this Agreement shall prevent the Company from terminating the Employment, even where the effect of termination is to prejudice, prevent or terminate an actual or prospective claim under any Permanent Health Insurance scheme or other insured benefit scheme.

6.	Annual Leave

6.1	Annual Leave Entitlements

The Company’s holiday year runs from 1 January to 31 December. In addition to the ten Irish statutory public holidays, the Employee is entitled to twenty-four (24) days of paid annual leave in each holiday year, accrued on a day to day basis. In addition, the Employee may take up to ten (10) days of unpaid leave in each holiday year, without any impact to the Employee with regard to any discretionary bonus payment, equity grants or awards or other benefits. These unpaid days, if unused, cannot be carried forward into the next holiday year.

Any annual leave taken will be deemed to have first been taken in satisfaction of the Employee’s statutory annual leave entitlement.

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6.2	Approval for Annual Leave

Written approval in advance of the Company is required before annual leave may be taken. Annual leave may only be taken at such reasonable time or times as may be approved by the Company and otherwise in accordance with the Organisation of Working Time Act, 1997.

6.3	Accumulation of Annual Leave

The Employee shall be entitled to carry forward any accrued and unutilised paid annual leave entitlement in a holiday year to the following holiday year. Any paid annual leave entitlement which is carried forward to the following holiday year must be consumed by or before 31st March of the following holiday year and any paid annual leave entitlements that have been carried forward and that remain unused as at 31st March of the following holiday year will be forfeited without any obligation on the part of the Company to compensate the Employee.

6.4	Pro-rata Entitlement

If the Employee commences or ceases employment during a calendar year, the Employee’s annual leave entitlement will be calculated on a pro-rata basis. Upon cessation of the Employee’s employment with the Company, the Employee shall, if appropriate, either be entitled to pay in lieu of any outstanding paid annual leave entitlement or be required to repay to the Company one day’s salary in respect of each day of leave taken in excess of the Employee’s annual leave entitlement. If the Employee is required to repay the Company for any annual leave taken in excess of the Employee’s annual leave entitlement, the amount to be repaid may be deducted from any monies owing to the Employee from the Company after cessation of the Employee’s employment with the Company and the Employee hereby consents to such deduction being made.

6.5	Cessation of Employment

On cessation of employment, the Employee shall be entitled to salary in lieu of any accrued but untaken statutory annual leave entitlement as at the date of cessation of employment.

In the event that notice of termination of the Employment is served by either Party, the Company may require the Employee to take any outstanding annual leave during the Employee’s notice period. Any accrued but untaken annual leave entitlement shall be deemed to be taken during any period of Garden Leave.

The Company may require the Employee to take (or not to take) holidays on particular dates and the Employee will be given reasonable notice of any such requirement.

7.	Sick Leave

The Company operates a discretionary sick pay policy, details of which are available in the Company’s sick leave policy contained in the Employee Handbook. Subject to the Employee’s compliance with this Agreement and the Company’s sick leave policy (as amended from time to time), including the notification and certification procedures set out, the Company may continue to pay the Employee the Employee’s full salary for a maximum aggregate period of:

(a)	14 working days in each completed year of service if no hospitalisation is necessary; and

(b)	60 days (inclusive of the 14 days of non-hospitalisation sick leave) in each completed year of service if hospitalisation is necessary.

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This does not affect any entitlement the Employee may have to receive Statutory Sick Pay (“SSP”) for the same periods of sickness absence, although any sick pay the Employee receives from the Company shall be inclusive of any SSP due to the Employee and shall be reduced by the amount of any social welfare or other benefits recoverable by the Employee, whether or not recovered. The Employee must notify the Company of any social welfare or other benefits recoverable by the Employee. If the Employee has served the Company for a period of less than thirteen (13) weeks, the Employee shall not be entitled to SSP but may receive discretionary Company sick pay provided the Company sick leave policy, and notification and certification procedures are complied with.

To be entitled to paid sick leave by the Company, the Employee must produce a certificate after 3 consecutive days of illness, to the satisfaction of the Company, issued by a registered medical practitioner certifying that the Employee is not fit for work by reason of the Employee’s medical condition (the “Medical Certificate”). Where the sick leave continues, a medical certificate must be submitted on a weekly basis thereafter or at such other intervals as required by the Employee’s manager. The employee must notify, by phone call, the Employee’s immediate supervisor promptly and at the latest by 10am on the Employee’s working day of the Employee’s intention to take sick leave. For the purposes of notification of sickness absences, email, IM, text or voicemail will not suffice unless agreed to by the Employee’s manager.

For the avoidance of doubt, the Company reserves the right to deem any leave of absence without a Medical Certificate as annual paid leave or unpaid leave. The Company also reserves the right not to pay Company sick pay where the Company’s notification and certification procedures have not been followed.

The Company may at any time during the Employment and at its expense, acting reasonably, require the Employee to submit to a medical examination or examinations by a doctor nominated by the Company. By signing this Agreement, the Employee agrees to attend such medical examination(s). In addition, please note that the results of such examinations will be disclosed to the Company in accordance with applicable data protection laws. The Company reserves the right to make relevant determinations as to the Employee’s capability to continue to perform the Employee’s contract of employment on the basis of the information it has to hand in the absence of any up-to-date medical report.

In the event that the Employee is incapable of performing her duties by reason of injuries sustained wholly or partly as a result of actionable negligence nuisance or breach of any statutory duty on the part of any third party, all payments received by the Employee by the Company whether of salary or sick pay shall to the extent that compensation is recoverable from that third party constitute loans by the Company to the Employee (notwithstanding that as an interim measure income tax has been deducted from payments as if they were emoluments of employment) and the net amount received by the Employee shall be repaid when and to the extent that the Employee recovers compensation for loss of earnings from that third party by action or otherwise. Nothing in this clause will prevent the company from recouping the income tax deducted from payments.

8.	Termination of Employment

8.1	Termination by Notice

The Employee’s employment may be terminated at any time by either the Employee or the Company giving to the other not less than six (6) months’ notice in writing. This does not preclude the Company from terminating the Employment without notice in certain circumstances, as set out in this Agreement or in Company policies.

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The Company may, in its sole and absolute discretion, terminate the Employment at any time and with immediate effect by notifying the Employee that the Company is exercising its right under this clause to pay the Employee in lieu of all or any unexpired part of the Employee’s notice period (“PILON”). If the Employee terminates the Employee’s Employment, the Company also reserves the right to pay the Employee in lieu of all or any unexpired part of the Employee’s notice period

PILON will be equal to the full remuneration (as at the date notice is given) which the Employee would have been entitled to receive under this Agreement during the notice period (or, if notice has already been given, during the remainder of the notice period) but not any other benefits.

For the avoidance of doubt, PILON shall not include

(a)	any bonus or commission payments that might otherwise have been due during the period for which PILON is made;

(b)	any payment in respect of benefits which the Employee would have been entitled to receive during the period for which the PILON is made; and

(c)	any payment in respect of any holiday entitlement that would have accrued during the period for which the PILON is made.

The Company reserves the right to pay PILON in equal monthly installments until the end of the period for which PILON is made.

The Employee has no right to receive PILON unless the Company has exercised its discretion to pay the Employee in lieu of her notice period (or any part of it). Nothing in this clause shall prevent the Employee from summarily terminating the Employment without notice, in accordance with the Termination Without Notice clause of this Agreement.

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8.2	Severance Payment in connection with Change of Control

If the Employee’s employment is terminated by the Company under Clause 8.1 in connection with a Change of Control Event, the Company shall pay the Employee a severance payment equivalent to ten (10) months of the Employee’s monthly basic salary as at the Termination Date (the “Severance Payment”), within three (3) months of the Termination Date. For the avoidance of doubt, where the Employee’s employment is terminated by the Company on any of the grounds specified in Clause 8.5, the Employee shall not be entitled to receive the Severance Payment.

8.3	Notice Period and Annual Leave Entitlements

The Employee shall not be entitled to offset the notice period with any of her annual leave entitlements which remain unused unless the Company agrees otherwise in writing.

8.4	Garden Leave

Following service of notice to terminate the Employment by either Party, or if the Employee purports to terminate her Employment in breach of contract, the Company may place the Employee on Garden Leave for the whole or part of the remainder of her Employment.

During any period of Garden Leave:

(a)	the Company shall be under no obligation to vest in the Employee or assign to the Employee any powers or duties or to provide work for the Employee;

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(b)	the Company may prohibit contact or communication, other than purely social contact, between the Employee and the Company’s customers and business contacts, suppliers, employees, officers, agents, distributors, shareholders, advisers, directors, consultants and/or prospects;

(c)	the Company may require the Employee not to attend work for all or any part of the period of notice, exclude the Employee from any premises of the Company, and remove the Employee’s access to the Company’s premises and computer systems;

(d)	the Company may require the Employee to work from home;
(e)	the Company may disconnect, suspend or limit the Employee’s access to Company’s and/ or any Related Corporation’s computer, e-mail, telephone, voicemail and other communication systems or databases;

(f)	the Company may require that the Employee immediately return any property belonging to the Company under Clause 12.4;

(g)	the Company may require that the Employee immediately resign from any directorships, trusteeships or other offices which the Employee may hold in any Group Company as a result of the Employee’s capacity as an employee of the Company (or such other entity as the Employee may be employed by in the Group);

(h)	the Employee shall provide such assistance as the Company may require to effect an orderly handover of her duties and responsibilities to any individual appointed by the Company or other Group Company to take over her role or responsibilities; and

(i)	the Employee shall remain readily contactable and available for work and shall make the Employee available to deal with requests for information, provide assistance, be available for meetings and to advise on matters relating to work as requested by the Company. In the event that the Employee is not available for work having been so requested by the Company, the Employee will forfeit any right to salary and contractual benefits.

The Employee shall not engage in any work outside the Company, whether by the Employee or together with others, and whether for the Employee’s own benefit or for the benefit of others. The Employee agrees to take all accrued but unused annual leave during the period of Garden Leave. The Company’s right to exercise its powers under this Clause is subject to the Employee continuing to receive the Employee’s salary and all other contractual benefits during the period of Garden Leave. For the avoidance of doubt, the Employee shall remain an employee of the Company and all the Employee’s duties (whether express or implied) under this Agreement, including without limitation, the Employee’s duty of fidelity, good faith, exclusive service and duties in relation to the Company’s Confidential Information under Clause 12 shall continue throughout the period of Garden Leave.

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8.5	Termination without Notice

Notwithstanding anything contained herein, the Company shall be entitled at any time to terminate the Employee’s employment with immediate effect and without any payment or compensation whatsoever (other than in respect of amounts accrued due at the date of termination) should:

(a)	the Employee commit any serious breach or repeat or continue (after warning) any material breach of this Agreement or refuse or neglect to comply with any of the Company’s reasonable and lawful directions;

(b)	the Employee breach any of the warranties and representations provided in the Representations and Warranties clause of this Agreement or where, in the reasonable opinion of the Board, the warranties and representations provided are materially inaccurate, untrue or misleading;

(c)	the Employee be absent from work for more than 3 working days continuously without prior approval from the Company and (i) the Employee has no reasonable excuse for the absence; or (ii) the Employee does not inform and does not attempt to inform the Company of the excuse for the absence;

(d)	the Employee commit any serious breach or repeat or continue (after warning) any material breach of the staff manual or the Employee Handbook (if any), Company’s Policies, compliance manual(s), guidelines and/or checklists;

(e)	the Employee commit any act or engage in any conduct which in the reasonable opinion of the Board would bring the Company into disrepute or otherwise prejudices or is considered likely to prejudice the reputation of the Company or any Group Company;

(f)	the Employee be, in the reasonable opinion of the Board, negligent and incompetent in the performance of the Employee’s duties;

(g)	the Employee cease to be eligible to work in Ireland;

(h)	the Employee cease to hold any requisite professional qualification (if applicable to the Employee’s role);

(i)	the Employee commit or engage in any serious misconduct;

(j)	the Employee be convicted of any arrestable criminal offence (other than a road traffic offence which does not result in a custodial sentence) which, in the reasonable opinion of the Board, may affect the Employee’s position in or the reputation of the Company;

(k)	the Employee breach any of the confidentiality provisions contained in clause 12;

(l)	the Employee be adjudicated bankrupt or commit any act of bankruptcy or make any arrangement or composition with the Employee’s creditors;

(m)	the Employee be guilty of any fraud, dishonesty or conduct tending to bring the Employee, the Company or any Group Company into disrepute;

(n)	the Employee be disqualified from holding office as a director in another company in which the Employee is concerned or interested because of wrongful trading;

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(o)	the Employee be found to have provided false or misleading information to the Company or has omitted information that has misled the Company prior to the Company offering employment with the Company to the Employee;

(p)	the Employee resign from any directorships or offices with the Company or any other Group Company which the Employee may hold in the Employee’s capacity as an employee of the Company (or such other entity as the Employee may be employed by in the Group) without the consent or concurrence of the Company; or

(q)	it became illegal for the Company to employ the Employee in Ireland.

The termination of the Employee’s employment howsoever arising shall not affect such of the terms hereof as are expressed to operate or have effect thereafter, in particular the provisions of Clause 11 and 12 below, and shall be without prejudice to any right of action already accrued to the Company in respect of any breach or default by her.

The Company’s rights under this clause are without prejudice to any other rights that the Company might have at law to terminate the Employment on notice or to accept any breach of this Agreement by the Employee as having brought the Agreement to an end. Any delay by the Company in exercising its rights to terminate shall not constitute a waiver of these rights

8.6	Suspension

In order to investigate a complaint against the Employee of misconduct and to allow the Company to carry out whatever investigation it deems necessary, the Company may suspend the Employee for a reasonable period on full pay and other contractual benefits and may do any or all of the following:

(a)	exclude the Employee from all or any premises of the Company or any Group Company; or

(b)	require the Employee to abstain from engaging in any contact (whether or not initiated by them) with any customer, client, supplier, other business connection, employee, director, officer, consultant or agent of the Company or any Group Company, save for in a social capacity; or

(c)	require the Employee to deliver up to the Company, without destruction, deletion or redaction of any data or images, any correspondence, documents, laptops, computer drives, computer disks and other computer equipment, tapes, mobile telephones, or wireless devices (or similar equipment) in her possession or under her control and which belong to the Company or any of its associates, and to provide to the Company full details of all then current passwords or other privacy or security measures used by the Employee in respect of any such equipment; or

(d)	suspend or limit the Employee’s access to the Company’s and/or any Group Company’s computer, e-mail, telephone, voicemail and other communication systems or databases.

During any period of suspension pursuant to this clause, the Employee shall (for the avoidance of doubt) continue to be bound by the duties of fidelity and good faith, shall continue to be available during normal business hours (other than agreed annual leave or authorised Incapacity absence or other authorised leave) to perform any duties that may be assigned to the Employee (if any), and shall continue to comply with the terms of this Agreement including any instruction issued by the Company.

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8.7	Obligations Upon Termination

Upon the termination of the Employee’s employment howsoever arising, she shall:

(a)	deliver to the Company all Confidential Information and property belonging to the Company or any Group Company in the Employee’s possession or under the Employee’s control including but not limited to originals (or extracts) of documents, books, materials, records, correspondence, papers, lists, and information (on whatever media and wherever located) relating to the Company or any Group Company’s business affairs, contacts or customers, and any tapes, mobile phones, laptop and any other electronic communication devices, keys, security card, access badge, keys, company credit card(s), fuel card, IT equipment, car (together with the keys and all documentation relating to the car) and all documents and copies (whether written, printed, electronic, recorded or otherwise and wherever located) made, compiled or acquired by the Employee during the Employee’s Employment or relating to the Company or any Group Company’s business or affairs or business contacts or customers;

(b)	irretrievably delete any Confidential Information or information relating to the Company or any Group Company’s business stored on any magnetic or optical disk or memory and all matters derived from such sources which is in the Employee’s possession or under the Employee’s control outside the Company’s premises;

(c)	not at any time thereafter or for any purpose, use the name of the Company or any other Group Company in connection with the Employee’s or any other name in any way which may suggest that the Employee is or has been connected with the Company or the businesses of any other Group Company, nor in any way hold the Employee out as having or having had any such connection and the Employee shall not use any proprietary information concerning the Company or any other Group Company in the Employee’s businesses or affairs which the Employee may have acquired in the course of or as incident to the Employee’s employment for the Employee’s own benefit or to the detriment or intended or probable detriment of the Company or any other Group Company; and

(d)	if so requested by the Company, send to a duly appointed officer of the Company a signed statement confirming that the Employee has complied with the Employee’s obligations under this clause together with such reasonable evidence of compliance as the Company may request.

On termination of the Employment the Employee shall not be entitled to any compensation for the loss of any rights or benefits under any bonus, long-term incentive plan, share option or other profit sharing scheme that may be operated by the Company or any Group company in which the Employee may participate.

The Employee shall provide the Company with any information, advice or reasonable assistance it requires in respect of the Employee’s Employment or its Termination.

The termination of this Agreement shall not affect any of the provisions of this Agreement as are expressed to operate or have effect after the Termination Date

The Company may withhold any sums due to the Employee on Termination pending the Employee’s compliance with this clause.

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8.8	Effect of Termination of the Employee’s Employment

The expiration or determination of the Employee’s employment howsoever arising shall not affect such of the provisions hereof as are expressed to operate or have effect thereafter and shall be without prejudice to any right of action already accrued to either the Employee or the Company in respect of any breach of this Agreement by the other Party.

8.9	Approved Annual Leave

Any request for annual leave approved prior to notice of termination being served shall become invalid, and the Employee shall submit a fresh application to take annual leave during the notice period, the approval of which shall be at the Company’s sole discretion depending on, amongst other things, the business needs of the Company.

8.10	Retirement

The Company operates a retirement age which coincides with the State Pension Age at the year of retirement. The Employment shall terminate without compensation on the last day of the month in which the Employee reaches the State Pension Age.

9.	Conflicts of Duty

The Employee represents and warrants to the Company that by accepting the terms of the Employee’s employment, the Employee represents to the Company that the Employee’s performance will not breach any other agreement to which the Employee is a party and that the Employee has not, and will not during the term of the Employee’s employment with the Company, enter into any oral or written agreement in conflict with any of the provisions of this Agreement.

In order to protect the Company’s Confidential Information, to avoid any potential conflicts of interest, the Employee shall not during the Employment (except as a representative of the Company) without the prior written consent of the Company undertake nor, directly or indirectly be engaged, concerned or interested in, nor make preparations to be engaged, concerned or interested in, any other Person or become an employee, officer, servant or agent of or consultant to any other Person.

Nothing in this clause shall preclude the Employee:

(a)	from holding, being interested in or acquiring (beneficially or otherwise), when aggregated with any such holding of the Employee’s spouse and children under the age of 18, up to 3% of any class of securities quoted or dealt in on a recognised investment exchange and up to 10% of any class of securities not so quoted or dealt by way of bona fide investment unless the Board shall require the Employee not to do so in any particular case on the ground that such other company is a competitor of the Company or any Related Corporation and accordingly the Employee shall promptly inform the Board in writing of each and every holding or acquisition; or

(b)	with the Company’s consent (that shall not be unreasonably withheld) from being concerned or taking an interest in or assuming responsibilities to (in any capacity whatsoever including without limitation to the generality of the foregoing as a director, officer, servant, agent or consultant) any company (which is not a member of the Group) or Person provided always that:

i.	the business or activity of such Person is not in conflict and does not compete and is not likely to compete with the business of the Company or any Related Corporation; and

ii.	the Employee’s interest in and responsibilities towards such Person do not interfere with the proper performance by the Employee of her duties under this Agreement.

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10.	Restrictive Covenants

For the purposes of this clause:

“Key Employee” means Chief Financial Officer, Chaos Engineer, Chief Executive Officer, Chief Science Officer, Compiler Engineer, Content Manager, Director of Design, Director of Finance, Director of Human Resources, Director of IT, Director of MarComm, Full Stack Developer, Graphic Designer, HR Director, Investor Relations, Marketing and Communications Manager, Engineer, Scientist, Partnerships Manager, Product Manager, Product Designer, DevOps Engineer, Technical Product Manager, VP Of Commercial Operations, VP of Engineering, VP of Operations, VP of People, VP of Product;

“Relevant Business” means Quantum Computing or the business or businesses carried on by the Company or any Related Corporation as at the Relevant Date, limited to the activities with which the Employee was materially concerned or involved in during the course of the Employment during the Relevant Period, or in respect of which the Employee possessed a material amount of Confidential Information as at the Relevant Date;

“Restricted Area” means Ireland, Singapore and any other country in which the Company or any Related Corporation carries on a material amount of Relevant Business or intends to carry on Relevant Business, where such intention is reasonably within her knowledge, as at the Relevant Date;

“Restricted Person” means any Person with whom the Employee had material or regular dealings at any time during the Relevant Period, or in relation to whose dealings with the Company or any Related Corporation the Employee possessed a material amount of Confidential Information as at the Relevant Date;

“Restricted Products or Services” means products or services of the same type as or similar to or competitive with any products or services supplied by the Company or any Group Company at the Relevant Date, the sale or supply of which the Employee shall have been involved to a material extent at any time during the Relevant Period;

“Relevant Date” means the earlier of (a) the Termination Date (however arising); or (b) the date on which the Employee commences Garden Leave pursuant to this Agreement;

“Relevant Period” means the twelve months prior to, and including, the Relevant Date.

The Employee acknowledges:

(a)	that the Group is in a unique and highly specialised business, which is international in scope with a number of competitors;

(b)	that the Group possesses a valuable body of Confidential Information and that the Employee’s knowledge of Confidential Information directly benefits the Employee by enabling the Employee to perform her duties;

(c)	that the Employee had access to the Group’s broad and valuable base of business partners, contacts and commercial relationships as a result of the Employment;

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(d)	that the protection of Confidential Information, customer and supplier connections, business dealings, commercial partnerships, goodwill, economic dealings and the stability of the workforce of the Company and its Group are important and valuable business interests of the Group requiring protection; and

(e)	that the disclosure of any Confidential Information to any actual or potential competitor of the Company or any Group Company would place the Company and the Group at a serious competitive disadvantage and would cause immeasurable (financial and other) damage to the Relevant Business.

10.1	Non-Compete Restriction

The Employee agrees with the Company that to protect the Company’s legitimate business interests (and/or those of any relevant Group Company), during her Employment and for a period of 6 months after the Relevant Date, the Employee shall not within the Restricted Area, without the prior written consent of the Company, directly or indirectly in any capacity (limited to a role that is of the same, similar or greater seniority, status and remuneration as the Employee’s role with the Company at the Termination Date, as determined on the basis of the prevailing industry norm for a role commensurate with any such role ) either on the Employee’s own behalf or in conjunction with or on behalf of any other Person, be engaged, concerned or interested in the Relevant Business or in any business wholly or partly in competition with the Relevant Business.

None of the restrictions in this clause shall prevent the Employee from holding an investment by way of shares or other securities of not more than 3% of the total issued share capital of any company, whether or not it is listed or dealt in on a recognised stock exchange.

10.2	Non-Solicitation / Non-Deal Restrictions

The Employee agrees with the Company that to protect the Company’s legitimate business interests (and/or those of any relevant Related Corporation), during the Employment and for a period of 6 months after the Relevant Date, the Employee shall not within the Restricted Area, without the prior written consent of the Company, directly or indirectly in any capacity either on the Employee’s own behalf or in conjunction with or on behalf of any other Person:

(a)	accept orders for or supply or cause orders to be accepted for or cause to be supplied Restricted Products or Services to any Restricted Person who:

i.	was provided with products or services by the Company or any Related Corporation at any time during the Relevant Period; or

ii.	who was negotiating with the Company or any Related Corporation in relation to orders for or the supply of products or services from the Company or any Group Company at any time during the Relevant Period.

(b)	solicit, canvass or approach or endeavour to solicit, canvass or approach or cause to be solicited, canvassed or approached any Restricted Person who:

i.	was provided with products or services by the Company or any Related Corporation at any time during the Relevant Period; or

ii.	was negotiating with the Company or any Related Corporation in relation to orders for or the supply of products or services from the Company or any Related Corporation at any time during the Relevant Period, for the purpose of offering to that Person Restricted Products or Services.

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(c)	interfere or seek to interfere or take steps as may interfere with the supplies (or the prospective supplies) to the Company or any Related Corporation (or the terms relating to such supplies) from any Restricted Person who:

i.	supplied components, materials, products or services to the Company or any Group Company at any time during the Relevant Period;

ii.	was negotiating with the Company or any Related Corporation in relation to the supply of components, materials, products or services to the Company or any Group Company at any time during the Relevant Period.

(d)	solicit or entice away or endeavour to solicit or entice away or cause to be solicited or enticed away from the Company or any Related Corporation any Person with whom the Employee worked with, or had managerial responsibility for, at any time during Relevant Period (or in relation to whom, as at the Relevant Date, the Employee possessed a material amount of Confidential Information) and:

i.	who was, at the Relevant Date, a Key Employee or who was otherwise employed or directly or indirectly engaged by the Company or any Related Corporation in a senior [sales / marketing / financial / research / technical] or other managerial role; and

ii.	shall not include any non-managerial employee employed in an administrative, clerical, manual or secretarial capacity; and

iii.	whose departure from the Company or any Related Corporation would have a material adverse effect on the business of such undertaking.

The Employee agrees that she will not, after the Termination Date, whether directly or indirectly, use in connection with any business, any name that includes the name of the Company or any Related Corporation, or any colourable imitation of such names, and that the Employee shall not represent herself or permit herself to be held out as being in any way connected with or interested in the business of the Company or of any Group Company and that she shall take such steps as are necessary to comply with this obligation (including, but not limited to, by amending her social media profile) provided that such steps are not inconsistent with the Employee’s on-going obligations under this Agreement.

10.3	General

The Employee agrees that if, during the continuance in force of the restrictions set out in this clause, the Employee receives an offer of employment from any Person, the Employee will immediately provide that Person with a complete and accurate copy of the restrictions set out in this clause.

The Employee acknowledges and confirms that the restrictions set out in this clause are reasonable and go no further than is reasonably necessary to protect the legitimate business interests of the Company and any Related Corporation (including, but not limited to, those interests acknowledged by the Employee in this clause).

Nothing contained in this clause shall act to prevent the Employee from using generic skills learnt while employed by the Company in any business or activity which is not in competition with the Company.

Each of the restrictions set out in this clause is separate and severable and in the event of any such restriction (including the defined expressions) being determined as being unenforceable in whole or in part for any reason, such unenforceability shall not affect the enforceability of the remaining restrictions or, in the case of part of a restriction being unenforceable, the remainder of that restriction.

The Employee acknowledges and confirms that she shall at the request (and cost) of the Company enter into a further agreement with a Group Company whereby the Employee shall accept restrictions corresponding to the restrictions in this Agreement.

The periods for which the restriction in this clause apply shall be reduced by any period that the Employee spends on Garden Leave immediately before Termination.

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11.	Confidentiality

11.1	Prohibition

The Employee shall not, without the prior written consent of the Company:

(a)	use, copy, reproduce or otherwise exploit any Confidential Information; or

(b)	distribute, publish or disclose any Confidential Information to any person, for or in connection with anything other than the business of the Company. The Employee shall not receive any rights by implication or otherwise in any Confidential Information received by her under this Agreement.

11.2	Employee Obligations

Without prejudice to any other provisions in this Agreement, the Employee hereby agrees and undertakes to:

(a)	hold in strictest confidence the Confidential Information;

(b)	not use the Confidential Information for any purpose other than for the purpose of discharging the Employee’s work for the Company in the Employee’s capacity as an employee of the Company and always for the benefit of the Company;

(c)	not use any confidential information and/or proprietary information belonging to any of the Employee’s former employers or of any third party who has not authorised such use or disclosure;

(d)	not use or include Confidential Information in connection with Generative AI, including in any prompt or input to Generative AI, save as permitted by the Company and in accordance with any relevant Company policy on the use of AI and/ or IT systems generally in place from time to time;

(e)	take all steps to prevent any reproduction, duplication and/or copying of the Confidential Information by any person;

(f)	take all steps to ensure that documents and items of work-in-progress (if any) that embody the Confidential Information are kept in secured storage areas;

(g)	surrender and return all or any of the Confidential Information and any notes, memoranda or the like including any copies thereof to the Company on the Company’s written demand; and

(h)	acknowledge that the Confidential Information and all rights therein are and shall remain the sole and exclusive property of the Company.

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11.3	Information Not Protected

The protection to be accorded to Confidential Information hereunder does not and shall not extend to any information:

(a)	which is trivial or obvious;

(b)	which is publicly available or which subsequently becomes publicly available other than by or in consequence of any breach of the Employee’s obligations of confidentiality;

(c)	which is already rightfully known to the Employee at the date of this Agreement and not acquired directly or indirectly from the Company;

(d)	which is independently developed by the Employee without resort to any Confidential Information;

(e)	which was given to the Employee by third parties who are not in breach of any obligations of confidentiality or secrecy; or

(f)	which is required to be disclosed by applicable law or order of a court of competent jurisdiction or recognised stock exchange or government department or agency, provided that prior to such disclosure the Employee consults with the Company as to the proposed form, nature and purpose of the disclosure.

11.4	Ownership of Materials

All notes, memoranda, records, correspondence, computer information (such as disks, files, spreadsheets and software), plans, drawings and other documents of whatsoever nature and all copies thereof made or compiled or acquired by the Employee during the Employment in relation to the business, finances or affairs of any Group Company and all other property belonging to any Group Company, including but not limited to documents and other records (whether on paper, disc, tape or any electro-magnetic medium or in any other form) shall remain the property of the Group Company and shall be delivered by the Employee to the Group Company from time to time on demand and in any event forthwith upon the Employee leaving the service of the Company or any other Group Company.

11.5	Remedy

The Employee acknowledges that damages may be an inadequate compensation for breach of any of the covenants contained in this Clause 11 and, subject to a court’s discretion, the Company may (for itself or on behalf of any other Group Company) restrain, by injunction, equitable relief or similar remedy, any conduct or threatened conduct by the Employee which is or will be a breach of this Clause 11.

11.6	Rights and Obligations after Termination

The rights and obligations under this Clause 11 shall continue in force after termination of the Employee’s employment with the Company and shall be binding upon the Employee’s representatives.

11.7	Permitted Disclosures

Nothing in this Agreement shall prevent the Employee from making a protected disclosure as defined in the Protected Disclosures Act 2014, as amended by the Protected Disclosures (Amendment) Act 2022.

Nothing in this Agreement shall prevent the Employee from making a disclosure of information relating to:

(a)	an allegation of discrimination, victimisation, harassment, or sexual harassment by the Employee in relation to the Employee’s employment by the Company; and/or

(b)	any action taken by the Employee or the Company in response to such an allegation, including any action taken in relation to any complaint made or proceedings taken by the Employee in relation to the subject matter of such an allegation.

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12.	Intellectual Property

12.1	Ownership of Works

(a)	The Employee agrees and acknowledges that all rights, titles and interests (including Intellectual Property Rights) in any ideas, concepts, inventions, discoveries, developments, audio and video recordings, designs, drawings, content, materials, products and works of authorship created or developed by the Employee either alone or with others in performing her normal duties or tasks specifically assigned to her or by using the Company’s material or technical resources (collectively, “Works”) shall be owned by the Company. In addition, the Employee also agrees to irrevocably and absolutely waive rights of any kind in and to the Works (including any rights of paternity, attribution, disclosure, withdrawal and integrity and any other moral rights).

(b)	To the extent that the Employee owns or will own any rights, titles and interests (including Intellectual Property Rights) to the Works, the Employee hereby automatically assigns, without further consideration, all of such rights, titles and interests (including Intellectual Property Rights), to the Company upon creation of such Works.

(c)	To the extent that any of the Employee’s rights, titles and interests (including Intellectual Property Rights) to the Works cannot be assigned to the Company despite her best endeavours to ensure the same, the Employee shall grant to the Company an exclusive (even as to herself), irrevocable, perpetual, worldwide, transferable, sub-licensable, royalty-free/licence-fee free right and licence to use the Works for any purposes.

(d)	In any instance where the provisions of this Clause 12.1 are, pursuant to any applicable law, not fully effective in ensuring that the rights, titles and interests in the Works are automatically owned by the Company, the Employee shall (if requested by the Company) sign all papers and execute all documents, including without limitation patent applications, trade mark applications, service mark applications, declarations, oaths, formal assignments, assignment of priority rights, and powers of attorney, and do all things, which the Company may deem necessary or desirable in order to protect its rights, titles and interests in respect of the Works.

12.2	Undertakings

The Employee, unconditionally and irrevocably agrees and undertakes with the Company:-

(a)	not to take any action or cause to be done anything in any manner whatsoever, to cause the Company’s Intellectual Property Rights to be affected, compromised, diminished or lost;

(b)	not to cause or permit anything which may damage or endanger the Company’s Intellectual Property Rights or the Company’s title to it or assist or allow others to do so;

(c)	to notify the Company of any suspected infringement of the Company’s Intellectual Property Rights and to take such reasonable action as the Company shall direct at the Company’s expense in relation to such infringement;

(d)	ensure that any Works created, produced or worked on by the Employee does not infringe any third party’s Intellectual Property Rights;

(e)	not to challenge the validity of any of the Company’s Intellectual Property Rights;

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(f)	not to use the Company’s Intellectual Property Rights except directly in the conduct of the Business;

(g)	not to use the Company’s Intellectual Property Rights in the name or corporate name of such Employee;

(h)	to compensate the Company for any use of the Company’s Intellectual Property Rights by such Employee otherwise than directly in the conduct of the Business;

(i)	to indemnify the Company for any liability incurred to third parties for any use of the Company’s Intellectual Property Rights by the Employee otherwise than directly in the conduct of the Business;

(j)	not to apply for registration of the Company’s Intellectual Property Rights in such Employee’s name but to assist the Company at the Company’s expense any assistance it may require in connection with the registration of the Company’s Intellectual Property Rights in any part of the world and not to interfere with in any manner nor attempt to prohibit the use or registration of the Company’s Intellectual Property Rights or any similar name or designation by any other licensee of the Company; and

(k)	to hold any additional goodwill generated by such Employee for the Company’s Intellectual Property Rights or the Business as bare trustee for the Company.

12.3	Appointment of Company as Attorney

The Employee irrevocably appoints the Company to be the Employee’s attorney in the Employee’s name and on the Employee’s behalf to sign, execute or do any such instrument or thing and generally to use the Employee’s name for the purpose of giving to the Company (or its nominees) the full benefit of the provisions of Clause 12. A certificate in writing in favour of any third party signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by this Clause 12.3 shall be conclusive evidence that such is the case.

12.4	Waiver

To the extent permissible under applicable law, the Employee waives any and all of her rights in relation to the Works created or developed by the Employee during the Employee’s employment with the Company and she shall not assert any right or to institute, support, maintain or permit any action or claim based on or in connection with the infringement or the alleged infringement of her rights.

12.5	Rights and Obligations after Termination

The rights and obligations under this Clause 12 shall continue in force after termination of the Employee’s employment with the Company in respect of any Works created or developed by the Employee during the Employee’s employment under this Agreement and shall be binding upon the Employee’s heirs, successors, assigns and representatives.

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13.	Data Protection

13.1	Collection of Personal Data

The Company collects and processes your Personal Data in accordance with applicable Data Protection Laws. While much of your personal data will come directly from you, there will be circumstances in which personal data from other sources will be collected and retained by the Company. The Company will typically hold personal data on your personnel file, but it will also hold other information relating to you, such as payroll records, records of phone, email, and internet usage. The Company’s Employee Privacy Notice sets out in greater detail in regard to how the Company collects, uses and processes your personal data. The Company will rely upon the lawful grounds for processing your personal data as set out in the Company’s Employee Privacy Notice.

13.2	Employee Obligations in Relation to Personal Data

The Employee shall comply with the Applicable Data Protection Laws and any data protection policy of the Company when handling Personal Data in the course of the Employee’s employment, including Personal Data relating to any employee, customer, client, supplier or agent of the Company or any Group Company. Failure to comply with the Applicable Data Protection Laws and any data protection policy of the Company shall be met with disciplinary action and may be treated as gross misconduct resulting in the Employee’s dismissal without notice.

14.	General

14.1	Notices

Notices shall be given in writing by post, courier, personal delivery or electronic mail addressed, in the case of the Company, to its principal place of business for the time being or to the following electronic mail address: joe@horizonquantum.com or such other email addresses as may be notified to the employee from time to time and, in the Employee’s case, to the Employee at the Employee’s last known address or the electronic mail address in the Employee’s employee personnel file. Any such notice, if given by post shall be deemed to have been duly served 48 hours after posting and in proving the same, it shall be sufficient to show that the envelope containing the same was duly addressed, stamped and posted. Any notice given by courier or personal delivery shall be deemed to be duly served at the time of delivery to the Employee. Any notice given by electronic mail shall be deemed to be duly served at the time of transmission provided that the sender does not receive any indication that the electronic mail message has not been successfully transmitted to the intended recipient or has been delayed. In each case where delivery occurs on a day which is not a business day or after 6pm on a business day, service shall be deemed to occur at 9am on the next following business day.

14.2	Effect of Termination

The termination of the Employee’s employment howsoever arising shall not affect such of the terms hereof as are expressed to operate or have effect thereafter and shall be without prejudice to any right of action already accrued to the Company in respect of any breach or default by the Employee.

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14.3	Remedies and Waivers

No failure on the part of any Party to exercise and no delay on the part of any Party in exercising any right or remedy hereunder will operate as a release or waiver thereof, nor will any single or partial exercise of any right or remedy under this Agreement preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

A waiver by the Company of any breach by the Employee of any of the terms, provisions or conditions of this Agreement shall not constitute a general waiver of a subsequent breach by the Employee of any such term, provision or condition.

No waiver by the Company of any term, provision or condition of this Agreement or of any breach by the Employee of any term, provision or condition of this Agreement shall be effective unless it is in writing (excluding e-mail) and signed by the Company.

Any remedy or right conferred upon the Company for breach of this Agreement shall be in addition to and without prejudice to all other rights and remedies available to it whether pursuant to this Agreement or otherwise provided for by law.

14.4	Training

As part of the Employee’s role with the Company, the Employee does not have any mandatory training entitlement. The Company will reimburse the Employee in respect of any training courses required by the Company or necessary for the proper performance of the Employee’s duties, subject to prior written approval by the Company.

14.5	Collective Agreements

There is no collective agreement which directly affects employment.

14.6	Health and Safety

A copy of the Company’s Safety Statement will be made available to the Employee. The Employee must, at all times, comply with the Safety Statement and the Employee’s obligations under Irish health and safety legislation.

14.7	Terms of Employment

The provisions of this Agreement shall constitute notice to the Employee of her terms and conditions of employment as are required to be given to the Employee by Irish law.

14.8	Assignment

The Employee shall not (nor shall she purport to) assign or transfer to any third party the benefit and/or burden of this Agreement, or grant, declare, create or dispose of any right, interest or obligation in it, or sub-contract the performance of any of her obligations under this Agreement, without the Company’s prior written consent.

14.9	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Either Party may enter into this Agreement by signing any such counterpart.

14.10	Severability of Terms and Conditions

The various provisions in this Agreement are severable and if any provision or identifiable part is held or found to be invalid or otherwise unenforceable, it shall be deemed to be severed from the provision, but the remainder of the provision shall remain in full force and effect.

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14.11	Entire Agreement

This Agreement, including the Schedules hereto, constitutes the entire agreement between the Parties with respect to the subject matters hereof, supersedes all previous correspondence, discussions, agreements, promises, assurances, warranties, representations and undertakings exchanged or made between the Parties, , whether written or oral, and there are no warranties, representations, understandings or agreements relative hereto which are not fully expressed herein. Neither of the Parties has entered into this Agreement in reliance upon any representation, warranty or undertaking of the other Party which is not set out or referred to in this Agreement as forming part of the contract of employment of the Employee. Each Party agrees that it shall have no claim for innocent or negligent misrepresentation or negligent misstatement based on any statement in this Agreement.

14.12	Amendments

The Company shall have the right to unilaterally:

(a)	amend, add to or vary any of the terms in this Agreement for the purposes of compliance with applicable laws; or

(b)	make any amendments, additions or variations to this Agreement which are editorial in nature or for the purposes of reflecting any administrative or policy changes within the Company,

and such amendment, addition or variation shall become fully effective and a binding term of the Employee’s employment upon notification to her. For the avoidance of doubt, no amendment or variation of the Employee’s material terms of employment (such as her salary and material employment benefits) shall be effective unless it is in writing and consent of both Parties is given.

14.13	Governing Law

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of Ireland. Each Party irrevocably agrees that the courts of Ireland shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this Agreement or its subject matter or formation.

14.14	Electronic Signature

The Parties agree and consent that this Agreement may be signed by electronic signature (whatever form the electronic signature takes) and that this method of signature is as conclusive of the intention of the Parties to be bound by this Agreement as if signed by each Party’s manuscript signature.

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SCHEDULE

DUTIES AND RESPONSIBILITIES

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IN WITNESS WHEREOF this Agreement has been entered into by the Parties hereto.

The Company

SIGNED by

Dr. Joe Fitzsimons

Name

CEO

Designation	Signature
for and on behalf of

HORIZON QUANTUM HOLDINGS PTE. LTD.

The Employee

SIGNED by

<Name>

Name	Signature

In the presence of:

Witness Name:
Witness Occupation:
Witness Address:

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